

2024 ANNUAL REPORT

Financial Highlights

Total Revenues
$ In Millions



Year	Revenue
2022	$2,376.7
2023	$2,413.2
2024	$2,423.7

Business Unit
% of Revenues



GEO Care 25%

GEO Secure Services 75%

- 11% Reentry Services
- 14% Electronic Monitoring & Supervision Services
- 9% International
- 17% State
- 49% Federal

Net Income
$ In Millions



Year	Net Income
2022	$171.7
2023	$107.2
2024	$31.9*

* 2024 Net Income reflects $86.6 million in pre-tax costs associated with the extinguishment of debt

Customer
% of Revenues



- 9% Other Non-Residential
- 1% South Africa
- 1% Texas
- 1% Virginia
- 1% Georgia
- 1% New Jersey
- 1% New Mexico
- 2% Oklahoma
- 2% Indiana
- 5% Florida
- 5% Arizona
- 8% Australia
- 3% BOP
- 2% Various Others
- 41% ICE[1]
- 17% U.S. Marshals

Adjusted EBITDA*
$ In Millions



Year	Adjusted EBITDA
2022	$540.0
2023	$507.2
2024	$463.5

[1]*Includes ICE Intensive Supervision Appearance Program (ISAP) Contract*

*This annual report contains certain Non-GAAP measures. Please refer to GEO's Fourth Quarter and Full Year 2024 Supplemental Disclosure published on February 27, 2025 and GEO's Fourth Quarter and Full Year 2023 Supplemental Disclosure published on February 15, 2024 for a description of such Non-GAAP measures and a reconciliation of such Non-GAAP measures to their most comparable GAAP measure.

Letter To The Shareholders

During 2024, we achieved several important company milestones. Our diversified business units delivered strong financial and operational performance, and we completed the refinancing of substantially all our company's debt. These important achievements were supported by the dedication and professionalism of our 18,000 employees worldwide, who play a critical role in The GEO Group's pursuit of operational excellence across all our service lines.

OPERATIONAL MILESTONES

Throughout 2024, our employees, facilities, and programs delivered high quality services on a daily basis. Our GEO Secure Services business unit served over 396,000 individuals, while providing secure residential services to an average daily population of approximately 42,000 persons in our facilities in the United States.

Our Secure Services facilities successfully underwent 217 audits, including internal audits, government reviews, third-party accreditations, and Prison Rape Elimination Act (PREA) certifications. Eleven of our Secure Services facilities received accreditation from the American Correctional Association (ACA) with an average accreditation score of 99.1 percent, and another four Secure Services facilities received PREA certifications.

During the year, we renewed several important Secure Services contracts. In Florida, our management contracts with the Florida Department of Corrections for the 985-bed Moore Haven Correctional and Rehabilitation Facility and the 1,948-bed South Bay Correctional and Rehabilitation Facility were renewed for two-year terms. At the federal level, we renewed our contracts with U.S. Immigration and Customs Enforcement (ICE) in California covering several company-owned facilities including the 1,940-bed Adelanto ICE Processing Center; 400-bed Mesa Verde ICE Processing Center; 750-bed Desert View Annex; and 700-bed Golden State Annex for five-year terms through December of 2029. The contract for our company-owned, 1,328-bed Karnes County Immigration Processing Center in Texas was also renewed for a five-year term through August of 2029.

Our transportation division, GEO Transport, Inc. (GTI), along with our joint venture in the United Kingdom, GEOAmey, safely transported more than 759,000 passengers while driving more than 18.5 million miles in the U.S. and internationally. Additionally, in 2024, GTI was awarded a five-year subcontract to provide air operations security support services on behalf of ICE.

Our GEO Care division served more than 554,000 individuals in 2024, while managing an average daily census of more than 304,000 participants in our community reentry and electronic monitoring programs. During the year, we renewed 31 Residential Reentry Center contracts, including 15 contracts with the Federal Bureau of Prisons. We also renewed 44 contracts for our Non-Residential and Day Reporting Center programs.

Our GEO Care facilities and program sites successfully underwent a combined total of 345 audits, including internal audits, government reviews, third-party accreditations, and PREA certifications. Eight of our Residential Reentry centers received accreditation from the ACA with an average accreditation score of 100 percent, and 13 of our Residential Reentry centers received PREA certifications.

Throughout the year, our BI Electronic Monitoring and Supervision Services subsidiary continued to provide a full suite of monitoring and supervision solutions, products, and technologies on behalf of federal, state, and local agencies across the country. BI provides electronic monitoring and case management services for 290,000 individuals throughout the United States.

AWARD-WINNING GEO CONTINUUM OF CARE®

In 2024, our GEO Continuum of Care® programs completed approximately 6.8 million hours of enhanced in-custody rehabilitation programming. Our academic programs awarded more than 3,000 high school equivalency degrees, and our vocational courses awarded close to 9,700 vocational training certifications. Our substance abuse treatment programs awarded more than 9,300 program completions, and our programs delivered over 60,000 behavioral program completions and more than 43,000 individual cognitive behavioral sessions.

We also provided post-release support services to more than 3,300 individuals returning to their communities, with nearly 900 post-release participants attaining employment. Since 2016, GEO has funded approximately $11.3 million towards post-release support grants for released individuals to assist them with essential community needs, including housing, food, transportation, clothing, treatment, and employment and education assistance.

Our award-winning GEO Continuum of Care® program is part of our company's contribution to criminal justice reform, and we believe that it provides a proven successful model on how the 2.2 million people in the U.S. criminal justice system can be better served in changing how they live their lives.

FINANCIAL PERFORMANCE

The achievement of our operational and corporate milestones continues to support our financial success. For the full year 2024, we reported total revenues of $2.42 billion, Net Income of $31.9 million, Adjusted Net Income of $101.0 million, and Adjusted EBITDA of $463.5 million.

We continue to make substantial progress towards our goal of deleveraging our balance sheet. In 2024, we reduced our net debt by approximately $84 million, ending the year with approximately $1.7 billion in total net debt. Over the past three years, we have focused our allocation of capital to reduce debt, which has significantly decreased our company's net leverage. Going forward, our goal remains to allocate $150 million to $175 million annually towards paying down debt.

During 2024, we also completed the comprehensive refinancing of our debt, including the exchange and retirement of substantially all of the $230 million in aggregate principal amount of our senior unsecured exchangeable notes. Our successful refinancing has lowered our average cost of debt and will give us greater flexibility to evaluate options to potentially return capital to shareholders in the future.

INVESTING IN FUTURE GROWTH

In December of 2024, we announced a $70 million investment in capital expenditures to strengthen our capabilities to deliver expanded detention capacity, secure transportation, and electronic monitoring services to ICE and the federal government. We also announced the reorganization of our corporate management structure to strengthen our operational oversight and execution. We believe we have an unprecedented opportunity to help the federal government meet its expanded immigration enforcement priorities, and we have taken these important steps in anticipation of what we expect to be significant future growth opportunities and related operational activity during 2025.

Our Board of Directors and Senior Management Team remain focused on the disciplined allocation of capital to enhance long-term value for our shareholders. With our strong financial performance, substantial reduction in our net debt, and unprecedented future growth potential, we believe that the current market valuation of our company offers an attractive opportunity for investors.



George C. Zoley
Executive Chairman

Board of Directors*



GEORGE C. ZOLEY | EXECUTIVE CHAIRMAN OF THE BOARD

Mr. Zoley is GEO's Executive Chairman of the Board. He served as Chairman, CEO and Founder until July 1, 2021. Mr. Zoley founded GEO in 1984 and continues to be a major factor in GEO's development of new business opportunities in the areas of correctional and detention support services, community reentry, offender rehabilitation, and other diversified government services. For seven years, Mr. Zoley served as a member of the Board of Trustees of Florida Atlantic University in Boca Raton, Florida, and previously served as Chairman of the Board of Trustees. Mr. Zoley was born in Florina, Greece and was the recipient of the Ellis Island Medal of Honor in 2002. As GEO's founder, Mr. Zoley's knowledge, experience, and leadership are invaluable to the operation and development of the company.

Areas of Expertise: • Company Founder • Strategic Leadership • Business Development • Government Contracting



JACK BREWER | LEAD INDEPENDENT DIRECTOR**

CHAIR, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

CHAIR, COMPENSATION COMMITTEE

CHAIR, CRIMINAL JUSTICE AND REHABILITATION COMMITTEE

Mr. Brewer transitioned from the National Football League to launching his career in finance with Merrill Lynch in 2007. Mr. Brewer has served as an adjunct professor at Fordham Gabelli School of Business, where he founded his business leadership and transition curriculum for athletes, as well as inmates in custody. In 2020, Mr. Brewer was appointed by the President of the United States to the U.S. Commission on the Social Status of Black Men and Boys. In 2022, he was appointed to the Florida Juvenile Justice Delinquency Prevention State Advisory Group, where he serves as Vice-Chairman. He also leads international and domestic crisis response efforts delivering emergency aid to thousands of people in the U.S., Africa, Latin America and the Caribbean. In 2024, he launched a Criminal Justice Fellowship program with Liberty University's Helms School of Government to conduct studies on the effects of faith based programs on inmate rehabilitation and reintegration. He has served on GEO's Board of Directors since 2021.

Areas of Expertise: • Offender Rehabilitation • GEO Continuum of Care® • Executive Leadership Development • Criminal Justice & Human Rights Advocacy • Economic Development & Finance • International Crisis Response & Relief

**Directors slated for election at GEO's 2025 annual meeting of shareholders*
***Applying NYSE Director Independence Standards*





THOMAS C. BARTZOKIS, MD, FACC | INDEPENDENT DIRECTOR**
CHAIR, HEALTH SERVICES COMMITTEE

Dr. Thomas Bartzokis has over 30 years of experience in the medical field, specializing in cardiology. In 2011, Dr. Bartzokis established, and currently serves as Managing Partner of, Bartzokis, Rubenstein & Servoss, MD, PL, which offers services in Consultative and Interventional Cardiology. He is also a Clinical Affiliate Assistant Professor of Cardiology at the Charles Schmidt College of Medicine at Florida Atlantic University and has held several leadership positions at Boca Raton Regional Hospital. Dr. Bartzokis has been nationally recognized as a Castle Connelly Top Doctor consistently from 1998 to 2021. He has served on GEO's Board of Directors since 2022.

Areas of Expertise: • Medical Management and Research • Leadership • Clinical Medicine



DONNA A. KAURANEN | INDEPENDENT DIRECTOR**
CHAIR, AUDIT AND FINANCE COMMITTEE
CHAIR, CORPORATE PLANNING COMMITTEE

Ms. Kauranen is an accomplished senior executive with over 30 years of experience. Ms. Kauranen has served as the President of Arduin, Laffer & Moore Econometrics LLC, a consulting firm, since 2005. Ms. Kauranen has also served as Policy Advisor for the Alaska Legislature since 2023. She has previously advised several state governments on transition, finance and budgetary matters, including Alaska, Florida, California, Illinois and Montana, most recently advising the Montana Governor-elect Transition in 2020 and the Alaska OMB Director in 2019. Ms. Kauranen received a Bachelor of Arts in Economics, Public Policy from Duke University.

Areas of Expertise: • Finance • Public Policy   • State Government



SCOTT M. KERNAN | INDEPENDENT DIRECTOR**
CHAIR, OPERATIONS AND OVERSIGHT COMMITTEE

Mr. Kernan served as Secretary of the California Department of Corrections and Rehabilitation (CDCR) from January 2016 until August 2018. Prior to that time, Mr. Kernan was appointed the Undersecretary of Operations of the CDCR beginning in September 2008 and served in that position until October 2011. Mr. Kernan has over 40 years of experience in corrections. He has served on GEO's Board of Directors since 2018.

Areas of Expertise: • American Correctional Association (ACA) Standards • Core Correctional Practices   • Correctional Leadership

Directors slated for election at GEO's 2025 annual meeting of shareholders
**Applying NYSE Director Independence Standards



LINDSAY L. KOREN | INDEPENDENT DIRECTOR**

CHAIR, HUMAN RIGHTS COMMITTEE

CHAIR, LEGAL STEERING COMMITTEE

Ms. Koren is currently the Senior Vice President, Division General Counsel for Darden Restaurants, where she leads the Ethics & Compliance program, and has been with the Company since 2015. Ms. Koren previously served as a Senior Director for international compliance and an Assistant General Counsel at Walmart from January 2011 until early 2015. At Walmart, Ms. Koren advised the company on legal and compliance matters for Walmart's global business, spanning 26 countries. Ms. Koren also previously served as a trial attorney with the U.S. Department of Justice from 2004 to 2007, representing the government in appellate litigation matters, and as an attorney advisor to the Chief Immigration Judge. She has served on GEO's Board of Directors since 2022.

Areas of Expertise: • Corporate Law • Government Law and Public Policy • Ethics and Compliance



JULIE M. WOOD | INDEPENDENT DIRECTOR**

CHAIR, CYBER SECURITY AND ENVIRONMENTAL OVERSIGHT COMMITTEE

Ms. Wood is currently the Chief Executive Officer of Guidepost Solutions LLC, a company specializing in monitoring, compliance, international investigations and risk management solutions. Prior to joining the private sector, she served as the Head of U.S. Immigration and Customs Enforcement for the U.S. Department of Homeland Security from January 2006 until November 2008. She has served on GEO's Board of Directors since 2018.

Areas of Expertise: • U.S. Department of Homeland Security (DHS)
• U.S. Immigration and Customs Enforcement (ICE)
• Performance-Based National Detention Standards (PBNDS)

Directors slated for election at GEO's 2025 annual meeting of shareholders
**Applying NYSE Director Independence Standards*

Senior Officers



George C. Zoley
Executive Chairman of the Board



J. David Donahue
Chief Executive Officer



Wayne H. Calabrese
President and
Chief Operating Officer



Mark Suchinski
Senior Vice President and
Chief Financial Officer



Joe Negron
Senior Vice President,
General Counsel, and
Corporate Secretary



Paul Laird
Senior Vice President,
GEO Secure Services



Richard K. Long
Senior Vice President,
Project Development



Matthew T. Albence
Senior Vice President,
Client Relations



Christopher D. Ryan
Senior Vice President,
Human Resources



Don Houston
Senior Vice President,
Health Services



Daniel Ragsdale
Senior Vice President,
Contract Administration
and Compliance

GEO Secure Services





99.1%
AVERAGE ACA ACCREDITATION SCORE IN 2024

64,502
U.S. SECURE SERVICES BEDS

50
U.S. SECURE SERVICES FACILITIES

CENTRAL LOUISIANA ICE PROCESSING CENTER (LA) - 1,160 BEDS

Established in 1984, GEO Secure Services oversees the delivery of support services for secure facilities and processing centers in the United States, Australia, and South Africa.

GEO's U.S. Secure Services division oversees 50 secure facilities providing support services on behalf of the U.S. Marshals Service, U.S. Immigration and Customs Enforcement, and seven state correctional agencies.

The daily oversight of GEO's U.S. Secure Services facilities is coordinated from three regional offices located in Charlotte, North Carolina; San Antonio, Texas; and Los Angeles, California. Each regional operating structure is headed by a Regional Vice President who oversees approximately two dozen experts in security, medical, finance, contract compliance, human resources, and other support services.

This regional operating structure enables GEO to implement superior quality controls, develop personalized professional relationships, and ensure the delivery of a full complement of high-quality support services, including:

- **Secure custody services**
- **Food services**
- **Residential Care**
- **Health and Mental Health Care**
- **Facility management**
- **Physical plant maintenance**



EASTERN REGIONAL OFFICE, CHARLOTTE, NC



CENTRAL REGIONAL OFFICE, SAN ANTONIO, TX



WESTERN REGIONAL OFFICE, LOS ANGELES, CA



BROWARD TRANSITIONAL CENTER (FL) - 700 BEDS



KARNES COUNTY IMMIGRATION PROCESSING CENTER (TX) - 1,328 BEDS



FOLKSTON ICE PROCESSING CENTER (GA) - 1,118 BEDS



RIVERBEND CORRECTIONAL AND REHABILITATION FACILITY (GA) - 1,500 BEDS

ADELANTO ICE PROCESSING CENTER (CA) - 1,940 BEDS

International Services

GEO's International Services division provides support services for secure facilities on behalf of government agencies in Australia and South Africa, managing four secure facilities encompassing approximately 6,500 beds. In the United Kingdom, GEO provides secure transportation services through a joint-venture. GEO also provides primary health services across 13 public prisons in the State of Victoria on behalf of the Department of Justice and Community Safety.

Through a wholly-owned subsidiary and joint-venture companies, GEO's International Services division provides solutions that are fully customizable and tailored to each government agency's requirements and standards.





The GEO Group Australia Pty Ltd.







THE GEO GROUP AUSTRALIA,
SYDNEY, AUSTRALIA

THE GEO GROUP AUSTRALIA

Located in Sydney, Australia, The GEO Group Australia plays a key role in helping meet the need for correctional services in Australia. The GEO Group Australia provides support services at three secure facilities with approximately 3,500 beds in the states of New South Wales and Victoria, as well as health services at public prisons in Victoria.

SOUTH AFRICAN CUSTODIAL MANAGEMENT,
JOHANNESBURG, SOUTH AFRICA

SOUTH AFRICAN CUSTODIAL MANAGEMENT

Located in Johannesburg, South Africa, South African Custodial Management provides secure facility support services for the Department of Correctional Services at the 3,024-bed Kutama Sinthumule Correctional Centre.

GEOAMEY,
MANCHESTER, ENGLAND

Headquartered in Manchester, England, GEO's U.K. joint venture, GEOAmey, provides secure transportation and custody services. In England and Wales, GEOAmey provides services on behalf of the U.K. Ministry of Justice, and across Scotland, on behalf of the Scottish Prison Service and Criminal Justice Partners.



FULHAM CORRECTIONAL CENTRE - 922 BEDS



JUNEE CORRECTIONAL CENTRE - 1,279 BEDS



KUTAMA SINTHUMULE CORRECTIONAL CENTRE - 3,024 BEDS



RAVENHALL CORRECTIONAL CENTRE - 1,300 BEDS

GEO Transport, Inc. (GTI)



GEO's transportation subsidiary, GEO Transport, Inc. (GTI), provides secure transportation services to federal, state, and local government agencies. With the flexibility and resources to provide both ground and air transfer services, GTI helps government agencies meet their needs for secure transportation.

GTI employs approximately 700 licensed transportation officers and operates a fleet of approximately 675 customized, U.S. Department of Transportation-compliant vehicles. Additionally, GTI employs approximately 230 Air Operation Flight Officers who provide transportation security services. In 2024, GTI provided support services for approximately 2,300 flight missions.

GTI provides unmatched support services, including:

- **Strategically located transportation centers nationwide**

- **Proprietary GPS satellite tracking software (GEOTrack)**

- **Two-way communications, in-vehicle recording**

- **Continuous vehicle monitoring**

- **Constant communication link with all service vehicles**

- **Ground support to book and re-route vehicles**



GEOAMEY VAN







GTI Transporters

~18.5 Million+
MILES DRIVEN WORLDWIDE IN 2024
(Including GEOAmey/UK)

675
SPECIAL SECURE USDOT COMPLIANT VEHICLES
GPS Satellite Tracking on all vehicles





7,428
RESIDENTIAL REENTRY
BEDS

98
NON-RESIDENTIAL
CENTERS

34
IN-PRISION
TREATMEANT SITES

304,000
DAILY INDIVIDUALS
UNDER CARE

GEO Care
CHANGING BEHAVIOR | CHANGING LIVES

GEO Care provides flexible solutions that increase accountability, enhance public safety, contain costs, and reduce recidivism. GEO Care delivers high-quality and effective programs through the GEO Continuum of Care®, in-prison treatment programs, residential and non-residential reentry centers, and electronic monitoring and supervision services.

As a trusted leader in technology, programming, and innovation, GEO Care builds and implements comprehensive approaches to manage, rehabilitate, and treat individuals in community-based programs.

GEO Reentry Services
REENTRY PROGRAMS THAT CHANGE LIVES

GEO Reentry Services designs and delivers evidence-based treatment and supervision programs to adults and juveniles using a cognitive behavioral approach. This approach equips participants with essential life skills and coping mechanisms crucial for successful community reintegration, thereby reducing the likelihood of recidivism.

Our comprehensive solutions promote successful reentry through a combination of treatment services, accountability, and links to community resources. GEO Reentry delivers in-prison treatment programs that prepare individuals at state prisons and county jails for successful reentry prior to release. Starting treatment before release facilitates programming consistency and increases recidivism reduction.

Through our residential reentry centers, GEO Reentry delivers temporary housing, employment assistance, substance use counseling, and vocational and education programs. GEO Reentry also offers non-residential reentry centers where structured programs, that focus on restructuring thinking and behavior, are provided to justice-involved individuals already residing in the community.



Changing Behavior, Changing Lives










GEO
Continuum of Care



The GEO Continuum of Care® – an award-winning initiative we began in 2015 – provides enhanced in-custody rehabilitation programming, including cognitive behavioral treatment, integrated with post-release support services. This evidence-based treatment model begins with individualized risks and needs assessments and offers programs designed to address the specific needs of each participant based on their assessments.

FACILITATING TRANSITION: GEO'S POST-RELEASE SUPPORT SERVICES

Approximately 95 percent of all individuals released from prison return to their communities. GEO's Post-Release Support Services provide case management, develop and maintain community partnerships, and coordinate and distribute transitional resources based on individual need.

These measures are aimed at reducing recidivism rates, as well as increasing public safety, reducing victimization, and improving the quality of life for released individuals upon returning to their communities.

GEO understands the value of providing second chances to those impacted by the Criminal Justice System and continues to demonstrate this through our hiring practices. The GEO Continuum of Care® Post Release Call Center is over 80% staffed with returning citizens who have previously been incarcerated.

In addition to extended case management, education, training, and related services, GEO allocated **approximately $1.5 million** in company funding during 2024 to assist those released from custody in obtaining such necessities as: **housing (54%); employment/education (18%); transportation (12%); clothing (6%); food (6%); and treatment services (4%).**

2024 POST-RELEASE SUPPORT FUNDING

- Housing
- Employment/Education
- Transportation
- Clothing
- Food Assistance
- Treatment

GEO allocated approximately $1.5M in annual funding in 2024 to assist those released from custody







2022-2024 GEO
Continuum of Care (CoC) Highlights

POPULATION	2024	2023	2022
Total Eligible Population	64,113	55,694	55,767
Total Program Participants	36,109	21,323	16,585

PARTICIPATION			
Total Programming Hours Completed	6,756,000	4,623,564	3,523,334
Total Programming Completions	125,147	94,868	91,804
Behavioral Program Completions	59,942	46,201	39,603
Individual Cognitive Behavioral Treatment Sessions Completed	43,112	36,309	34,415
Average Daily Vocational Attendance	6,004	5,112	5,001
Average Daily Academics Attendance	4,976	4,729	4,102
Average Daily Substance Abuse Treatment Attendance	9,002	7,113	6,113
Total Substance Abuse Treatment Completions	9,309	8,147	7,302
Total Vocational Completions	9,714	9,234	8,119
Total High School Equivalencies Issued	3,070	3,124	2,365
Average Program Participation Hours per Participant	480	217	209

POST-RELEASE SUPPORT SERVICES SUMMARY			
Total Post-Release Participants	3,336	3,166	2,534
Community-Based Participants	1,740	1,979	1,868
Participants Pending Release	1,596	1,187	990
Employed/Students	874	739	739

STAFF DEVELOPMENT			
Total Annual Trainings	17,434	12,879	12,104
Total Staff Training Hours	304,135	270,459	223,475

STRENGTHENING COMMUNITIES THROUGH INNOVATION

Established in 1978, BI Incorporated (BI) is a wholly owned subsidiary of The GEO Group. Our unwavering commitment to innovation is the cornerstone of our mission to support community corrections. For over four decades, BI has invested heavily in research and development to create future-ready products that not only meet current needs but also anticipate the challenges of tomorrow. BI technologies and services enable courts and correctional agencies to effectively monitor individuals under community supervision and their clients to live productive lives, while ensuring compliance with conditions of release. This dual focus on accountability and community integration can help reduce recidivism and support successful outcomes.

BI has Original Equipment Manufacturing (OEM) status and manufactures more than 200,000 electronic monitoring devices annually in Boulder, Colorado and employs more than 1,100 highly trained employees nationally, including technicians, hardware and software engineers, assembly professionals, and call center representatives.

BI offers government agencies a full array of compliance technologies and services, including:

- **Wrist- and ankle-worn location tracking technology**
- **Mobile app and web-based monitoring options designed to enhance supervision**
- **Court admissible, breath alcohol and transdermal detection devices to test and report sobriety**
- **Radio frequency solutions, ideal for monitoring curfew compliance**
- **High-touch 24/7 administrative call center services**
- **Secure caseload management software**



BI INCORPORATED HEADQUARTERS
BOULDER, CO





Made in America

+200,000
DEVICES MANUFACTURED ANNUALLY IN COLORADO

+1,100
U.S. EMPLOYEES





BI

BI SmartLINK® Mobile App



BI Total Access® Monitoring Software







BI TAD®

BI VoiceID® Automated Voice Biometrics System



BI HomeGuard



BI LOC8XT

2024 FINANCIAL HIGHLIGHTS

$2.42 Billion
FY2024 Total Revenue

$31.9 Million
FY2024 Net Income

$101.0 Million
FY2024 Adjusted Net Income*

$463.5 Million
FY2024 Adjusted EBITDA*

$1.7 Billion
FY2024 Net Debt*

3.7x Adjusted EBITDA
FY2024 Net Leverage*

Comparison Of Five-Year Cumulative Total Return

Comparison of Five-Year Cumulative Total Return† for The GEO Group, Inc. and the Russell 2000, the S&P 500 Commercial Services and Supplies, and the MSCI U.S. REIT Indexes.
(Performance through December 31, 2024)



— The GEO Group, Inc.   • • • Russell 2000   • • • S&P 500 Commercial Services and Supplies   • • • MSCI U.S. REIT Index

Date	The GEO Group, Inc.	Russell 2000	S&P 500 Commercial Services and Supplies	MSCI U.S. REIT Index
Dec-31-19	$100.00	$100.00	$100.00	$100.00
Dec-31-20	$51.80	$118.36	$121.96	$88.89
Dec-31-21	$46.66	$134.57	$157.44	$123.35
Dec-31-22	$65.92	$105.56	$140.80	$89.63
Dec-31-23	$65.20	$121.49	$167.73	$97.67
Dec-31-24	**$168.45**	**$133.52**	**$195.97**	**$102.15**

Assumes $100 invested on December 31, 2019 in The GEO Group, Inc. common stock and the respective Indexes.
†Total return assumes reinvestment of dividends.

(In thousands, except per share data)	FY2024	FY2023	FY2022
Total Revenues	$2,423,702	$2,413,167	$2,376,727
Net Income	$31,896	$107,183	$171,692
Net Income Attributable to The GEO Group	$31,966	$107,325	$171,813
Adjusted Net Income*	$100,974	$117,471	$171,196
Adjusted EBITDA*	$463,489	$507,177	$540,028
Net Income Attributable To GEO per Diluted Share	$0.22	$0.72	$1.17
Total Assets	$3,632,080	$3,696,406	$3,760,383
Shareholders' Equity	$1,333,414	$1,290,314	$1,165,088
Diluted Weighted Average Common Shares Outstanding	134,064	123,698	122,281

*This annual report contains certain Non-GAAP measures. Please refer to GEO's Fourth Quarter and Full Year 2024 Supplemental Disclosure published on February 27, 2025 and GEO's Fourth Quarter and Full Year 2023 Supplemental Disclosure published on February 15, 2024 for a description of such Non-GAAP measures and a reconciliation of such Non-GAAP measures to their most comparable GAAP measure.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the New York Stock Exchange under the symbol "GEO." As of February 24, 2025, we had 510 shareholders of record. Shareholders of record does not include shareholders who own shares held in "street name."

In connection with terminating GEO's REIT status in 2021, the Board also voted unanimously to discontinue our quarterly dividend payments and prioritize allocating GEO's free cash flow to reduce debt. While we do not currently anticipate paying cash dividends, once we achieve our stated debt and leverage reduction goals, we expect to explore options to return capital to our shareholders, which may include the payment of dividends. Any future determination to pay dividends will be made at the discretion of our Board, subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

Performance Graph

The following performance graph compares the performance of our common stock to the Russell 2000, the S&P 500 Commercial Services and Supplies Index, and the MSCI U.S. REIT Index and is provided in accordance with Item 201(e) of Regulation S-K.

Comparison of Five-Year Cumulative Total Return*
The GEO Group, Inc., Russell 2000,
S&P 500 Commercial Services and Supplies Index
and MSCI U.S. REIT Index
(Performance through December 31, 2024)



	The GEO Group, Inc.	Russell 2000	S&P 500 Commercial Services & Supplies	MSCI U.S. REIT Index
December 31, 2019	$ 100.00	$ 100.00	$ 100.00	$ 100.00
December 31, 2020	$ 51.80	$ 118.36	$ 121.96	$ 88.89
December 31, 2021	$ 46.66	$ 134.57	$ 157.44	$ 123.35
December 31, 2022	$ 65.92	$ 105.56	$ 140.80	$ 89.63
December 31, 2023	$ 65.20	$ 121.49	$ 167.73	$ 97.67
December 31, 2024	$ 168.45	$ 133.52	$ 195.97	$ 102.15

Assumes $100 invested on December 31, 2019 in our common stock and the respective Index.
* Total return assumes reinvestment of dividends.

Item 6. *[Reserved]*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Introduction

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, but not limited to, those described above under "Item 1A. Risk Factors," and "Forward-Looking Statements - Safe Harbor" below. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

This section of this Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and are incorporated herein by reference.

We specialize in the ownership, leasing and management of secure, reentry facilities and processing centers and the provision of community-based services in the United States, Australia and South Africa. We own, lease and operate a broad range of secure facilities including maximum, medium and minimum-security facilities, processing centers, and community-based reentry facilities. We offer counseling, education and/or treatment for alcohol and drug abuse problems at most of the domestic facilities we manage. We are also a provider of innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. Additionally, we have a contract with ICE to provide supervision and reporting services designed to improve the participation of non-detained aliens in the immigration court system. We develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency. We also provide secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through our joint venture GEOAmey.

As of December 31, 2024, our worldwide operations included the management and/or ownership of approximately 79,000 beds at 99 correctional, detention and reentry facilities, including idle facilities, and also included the provision of servicing individuals in a community-based environment on behalf of federal, state and local correctional agencies located throughout the country.

For each of the years ended December 31, 2024 and 2023, we had consolidated revenues of $2.4 billion and we maintained an average company-wide facility occupancy rate of 87.2% including 67,604 active beds and excluding 11,675 idle beds for the year ended December 31, 2024, and 85.8% including 69,834 active beds and excluding 11,421 idle beds for the year ended December 31, 2023.

Critical Accounting Policies and Estimates

The consolidated financial statements in this report are prepared in conformity with U.S. generally accepted accounting principles, or GAAP. As such, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. A summary of our significant accounting policies is described in Note 1 – Summary of Business Organization, Operations and Significant Accounting Policies of the notes to the audited consolidated financial statements contained in Part II, Item 8 of this Annual Report on Form 10-K. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Asset Impairments

The following table summarizes our idled facilities as of December 31, 2024 and their respective carrying values, excluding equipment and other assets that can be easily transferred to other facilities.

Facility	Year Idled	Secure Services Design Capacity (beds)	Reentry Services Design Capacity (beds)	Secure Services Net Carrying Value December 31, 2024	Reentry Services Net Carrying Value December 31, 2024	Total Net Carrying Value December 31, 2024
D. Ray James Correctional Facility	2021	1,900	-	48,079	-	48,079
Northlake Correctional Facility	2022	1,800	-	71,883	-	71,883
Rivers Correctional Facility	2021	1,450	-	34,608	-	34,608
Big Spring Correctional Facility	2021	1,732	-	27,471	-	27,471
Flightline Correctional Facility	2021	1,800	-	31,915	-	31,915
McFarland Female Community Reentry Facility	2020	-	300	-	9,848	9,848
Cheyenne Mountain Recovery Center [1]	2020	750	-	16,772	-	16,772
Hector Garza Center	2020	-	139	-	4,188	4,188
Delaney Hall [3]	2023	1,054	-	29,890	-	29,890
Philadelphia Residential [2]	2024	-	400	-	6,716	6,716
Coleman Hall [2]	2017	-	350	-	6,080	6,080
Total		10,486	1,189	$ 260,618	$ 26,832	$ 287,450

[1] This facility is under a contract that is yet to be activated.

[2] We had entered into a purchase and sale agreement in the second quarter of 2024 for these facilities that was less than the net carrying values. As such, we recorded a total impairment loss for both facilities of approximately $2.3 million during the second quarter of 2024 which is included in (loss) gain on asset divestitures/impairment in the accompanying consolidated statements of operations. The purchase and sale agreement was later rescinded. There was no indication of impairment related to our idle facilities during the years ended December 31, 2023 or 2022.

[3] On February 27, 2025, we announced that we have been awarded a 15-year ICE contract for this facility.

We review long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract or a prolonged decrease in population. If impairment indicators are present, we perform a recoverability test to determine whether or not an impairment loss should be measured.

We test idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, we group assets by facility for the purpose of considering whether any impairment exists. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts where available or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts achieved in the past at that facility or at similar facilities and probability weighted cash flows. Our probability weighted cash flows include adjustments to projected cash flows compared to the historical cash flows due to current business conditions which impact per diem rates as well as labor and other operating costs, changes related to facility mission due to changes in prospective clients, and changes in projected capacity and occupancy rates. We perform the impairment analysis on an annual basis for each of the idle facilities, or more frequently if needed, and take into consideration updates each quarter for market developments affecting the potential utilization of each of the facilities in order to identify events that may cause the Company to reconsider the most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than the terms used in our most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact our ability to house certain types of individuals at such facility. Further, a substantial increase in the number of available beds at other facilities we own, or in the marketplace, could lead to deterioration in market conditions and projected cash flows. Although they are not frequently received, an unsolicited offer to purchase any of our idle facilities, at amounts that are less than their carrying value could also cause us to reconsider the assumptions used in the most recent impairment analysis. We have identified marketing prospects to utilize each of the remaining currently idled facilities and have determined that no current impairment exists. We also received valuations from a third party on certain facilities. However, we can provide no assurance that we will be able to secure management contracts to utilize our idle facilities, or that we will not incur impairment charges in the future. In all cases, the undiscounted cash flows in our analysis as of December 31, 2024, exceeded the carrying amounts of each facility, therefore no impairment charges were recorded.

Reserves for Insurance Losses

The nature of our business exposes us to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals within our care, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or individuals within our care, including damages arising from the escape of an individual in our care or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. We maintain a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which we carry no insurance. There can be no assurance that our insurance coverage will be adequate to cover all claims to which we may be exposed. It is our general practice to bring merged or acquired companies into our corporate master policies in order to take advantage of certain economies of scale.

On October 1, 2021, GEO formed a wholly owned captive insurance subsidiary, Florina Insurance Company, Inc. ("Florina"), to enhance our risk financing strategies. Florina is incorporated in the state of Vermont and is licensed and regulated by the state of Vermont, including with respect to its insurance programs, levels of liquidity and other requirements. GEO began procuring insurance policies to cover deductibles for workers' compensation, general liability, automobile liability, medical professional liability and directors' and officers' liability as well as the option of procuring insurance policies for its excess liability and excess medical professional liability through Florina effective October 1, 2021. Florina holds cash and investments in order to meet solvency requirements and meet financial obligations as presented, including an investment portfolio of marketable fixed income and equity securities.

We currently maintain a general liability policy and excess liability policies with total limits of $75.0 million per occurrence and $95.0 million total general liability annual aggregate limits covering the operations of U.S. Secure Services, Reentry Services and Electronic Monitoring and Supervision Services through commercial and captive policies. We have a professional liability insurance program with a specific loss limit of $45.0 million per occurrence and in the aggregate related to medical professional liability claims arising out of correctional healthcare services. We are uninsured for any claims in excess of these limits. We also maintain insurance to cover property and other casualty risks including, workers' compensation, environmental liability, cybersecurity liability and automobile liability.

For most casualty insurance policies, we carry substantial deductibles or self-insured retentions of $4.0 million per occurrence for general liability and $5.0 million per occurrence for medical professional liability, $2.0 million per occurrence for workers' compensation, $2.3 million per occurrence for directors' and officers' liability and $1.0 million per occurrence for automobile liability. In addition, certain of our facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California and the Pacific Northwest may prevent us from insuring some of our facilities to full replacement value.

With respect to operations in South Africa and Australia, we utilize locally-procured insurance to meet contractual insurance requirements and protect us.

Of the insurance policies discussed above, our most significant insurance reserves relate to workers' compensation, general liability and auto claims. These reserves, which include Florina's reserves and GEO's legacy reserves and administrative costs for the plans, are undiscounted and were $56.9 million and $65.6 million as of December 31, 2024 and 2023, respectively, and are included in Accrued Expenses in the accompanying Consolidated Balance Sheets. We use statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, we consider such factors as historical frequency and severity of claims at each of our facilities, claim development, payment patterns and changes in the nature of our business, among other factors. Such factors are analyzed for each of our business segments. Our estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. We also may experience variability between our estimates and the actual settlement due to limitations inherent in the estimation process, including our ability to estimate costs of processing and settling claims in a timely manner as well as our ability to accurately estimate our exposure at the onset of a claim. Because we have high deductible insurance policies, the amount of our insurance expense is dependent on our ability to control our claims experience. If actual losses related to insurance claims significantly differ from our estimates, our financial condition, results of operations and cash flows could be materially adversely impacted.

Goodwill and Other Intangible Assets, Net

Goodwill

We have recorded goodwill as a result of our business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. Our goodwill is not amortized and is tested for impairment annually on the first day of the fourth quarter, and whenever events or circumstances arise that indicate impairment may have occurred. Impairment testing is performed for all reporting units that contain goodwill that is significant. The reporting units are the same as the reportable segments for U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services.

On the annual measurement date of October 1, 2024, management elected to qualitatively assess our goodwill for impairment for our Electronic Monitoring and Supervision Services reporting unit. Under provisions of the qualitative analysis, when testing goodwill for impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform a quantitative impairment test to identify goodwill impairment and measure the amount of goodwill impairment loss to be recognized, if any. We will also perform a quantitative test if it has been several years since the last one. The qualitative factors used by management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on the Company's existing business, the Company's financial performance and stock price, industry outlook and market competition. With respect to the qualitative assessment, management determined that, as of October 1, 2024, it was more likely than not that the fair value of the Electronic Monitoring and Supervision Services reporting unit exceeded its carrying values. We performed quantitative analyses for our U.S. Secure Services and Reentry Services reporting units using a third-party valuation firm to determine the estimated fair value of the reporting unit using a discounted cash flow model. For U.S. Secure Services and Reentry Services reporting units, a discount rate of 13.5% and 12.0%, respectively, was utilized to adjust the cash flow forecasts based on our estimate of a market participant's weighted-average cost of capital. Growth rates for sales and profits were determined using inputs from our long-term planning process. We also made estimates for discount rates and other factors based on market conditions, historical experience and other economic factors. Changes in these factors could significantly impact the fair value of the reporting unit. With respect to the U.S. Secure Services and Reentry Services reporting units that were assessed quantitatively, management determined that the fair values exceeded their carrying values by a significant amount. A significant change in one or combination of the assumptions discussed above could have impacted the estimated fair value of the reporting unit. If our expectations of future results and cash flows decrease significantly or other economic conditions deteriorate, goodwill may be further impaired. Goodwill recorded at our International Services reporting unit is not significant. No impairment charges were recorded for the years ended December 31, 2024, 2023 or 2022.

Other Intangible Assets, Net

We have also recorded other finite and indefinite lived intangible assets as a result of previously completed business combinations. Other acquired finite and indefinite lived intangible assets are recognized separately if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of our intent to do so. Our intangible assets include facility management contracts, trade names and technology. The facility management contracts represent customer relationships in the form of management contracts acquired at the time of each business combination; the value of BI's and Protocol Criminal Justice, Inc.'s ("Protocol") trade names represent, among other intangible benefits, name recognition to its customers and intellectual property rights; and the acquired technology represented BI's innovation with respect to its GPS tracking, monitoring, radio frequency monitoring, voice verification monitoring and alcohol compliance systems which became fully amortized as of December 31, 2023. When establishing useful lives, we consider the period and the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; or, if that pattern cannot be reliably determined, using a straight-line amortization method over a period that may be shorter than the ultimate life of such intangible asset. We also consider the impact of renewal terms when establishing useful lives. We currently amortize our acquired facility management contracts over periods ranging from three to twenty-one years and its acquired technology over seven years to eight years. There is no residual value associated with our finite-lived intangible assets. We review our trade name assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We do not amortize its indefinite lived intangible assets. We review our indefinite lived intangible assets annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The qualitative factors used by GEO's management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on our existing business, our financial performance and stock price, industry outlook and market competition. These reviews resulted in no significant impairment to the carrying value of the indefinite lived intangible assets for all periods presented. We record the costs associated with renewal and extension of facility management contracts as expenses in the period they are incurred.

Fair Value Measurements

We define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). We carry certain of our assets and liabilities at fair value, measured on a recurring basis, in the accompanying Consolidated Balance Sheets. We also have certain assets and liabilities which are not carried at fair value in our accompanying Consolidated Balance Sheets and disclose the fair value measurements compared to the carrying values as of each balance sheet date. We establish the fair value of our assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data. Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability. We recognize transfers between Levels 1, 2 and 3 as of the actual date of the event or change in circumstances that cause the transfer.

Recent Accounting Pronouncements

The following accounting standard was adopted in the current period:

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (CODM). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. We adopted the new standard effective December 31, 2024. As a result, we have enhanced our segment disclosures to include the presentation of significant expenses by segment and the disclosure of our CODM. The adoption of this ASU affects only our disclosures, with no impacts to our financial condition and results of operations. Refer to Note 14 - Business Segments and Geographic Information of the notes to the audited consolidated financial statements contained Part II, Item 8 of this Annual Report on Form 10-K.

The following accounting standards will be adopted in future periods:

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. While this ASU will impact only our disclosures and not our financial condition and results of operations, we are currently evaluating when we will adopt the ASU.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity (PBE) to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all periods presented. We will adopt this ASU prospectively for the period ending December 31, 2025, and it will impact only our disclosures with no impacts to our financial condition and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not, or are not expected to, have a material effect on our results of operations or financial position.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements accompanying this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to, those described under "Item 1A. Risk Factors" and those included in other portions of this report.

2024 versus 2023

Revenues

	2024	% of Revenue	2023	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$1,604,386	66.2%	$1,518,292	62.9%	$ 86,094	5.7%
Electronic Monitoring and Supervision Services	332,826	13.7%	425,879	17.6%	(93,053)	(21.8)%
Reentry Services	277,566	11.5%	275,102	11.4%	2,464	0.9%
International Services	208,924	8.6%	193,894	8.0%	15,030	7.8%
Total	$2,423,702	100.0%	$2,413,167	100.0%	$ 10,535	0.4%

U.S. Secure Services

Revenues for U.S. Secure Services increased by $86.1 million in 2024 compared to 2023 due to aggregate increases of $15.8 million primarily due to the activation of new transportation contracts as well as our lease with the Oklahoma Department of Corrections for our company-owned Great Plains Correctional Facility which commenced on May 1, 2023. In addition, we experienced aggregate net increases in rates and/or per diem amounts in connection with contract modifications, transportation services and increased occupancies of $82.0 million. Partially offsetting these increases were decreases of approximately $11.7 million related to the transition of operations at the state-owned 1,536-bed Lawrenceville Correctional Center in Virginia to the Virginia Department of Corrections.

The number of compensated mandays in U.S. Secure Services facilities was approximately 16.6 million in 2024 and 16.8 million in 2023. We experienced an aggregate net decrease of approximately 200,000 mandays as a result of contract terminations, partially offset by contract activations and increases in occupancies discussed above. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our U.S. Secure Services facilities was 86.6% and 86.2% of capacity in 2024 and 2023, respectively, excluding idle facilities.

Electronic Monitoring and Supervision Services

Revenues for Electronic Monitoring and Supervision Services decreased by $93.1 million in 2024 compared to 2023 primarily due to decreases in average participant counts under the Intensive Supervision and Appearance Program ("ISAP").

Reentry Services

Revenues for Reentry Services increased by $2.5 million in 2024 compared to 2023 primarily due to increases of $4.5 million due to new day reporting center contracts. We also experienced a net aggregate increase of $12.1 million primarily related to increased census levels at certain of our community-based and reentry centers due to increased programming needs and referrals. Partially offsetting these increases were decreases of $14.1 million due to contract terminations.

International Services

Revenues for International Services increased by $15.0 million in 2024 compared to 2023 primarily due to a net increase of $27.0 million due to increased populations at our Australian subsidiary and our new health care contract in Australia. Partially offsetting this increase was a decrease due to foreign exchange rate fluctuations of $12.0 million.

Operating Expenses

	2024	% of Segment Revenues	2023	% of Segment Revenues	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$1,215,784	75.8%	$1,169,386	77.0%	$ 46,398	4.0%
Electronic Monitoring and Supervision Services	160,948	48.4%	184,923	43.4%	(23,975)	(13.0)%
Reentry Services	205,650	74.1%	209,779	76.3%	(4,129)	(2.0)%
International Services	192,097	91.9%	180,140	92.9%	11,957	6.6%
Total	$1,774,479		$1,744,228		$ 30,251	1.7%

Operating expenses consist of those expenses incurred in the operation and management of our U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services segments.

U.S. Secure Services

Operating expenses for U.S. Secure Services increased by $46.4 million in 2024 compared to 2023 primarily due to aggregate net increases in connection with labor and medical costs, transportation services, increased occupancies and the variable costs associated with those services of $56.2 million. We also experienced an increase of $7.8 million primarily related to new transportation contracts. Partially offsetting these increases were decreases of approximately $11.3 million related to the transition of operations at the state-owned 1,536-bed Lawrenceville Correctional Center in Virginia to the Virginia Department of Corrections. We also experienced a favorable adjustment for penalties and interest upon entering into a managed audit program with the state of New Mexico taxing authorities of approximately $6.3 million. Refer to Note 16 - Commitments, Contingencies and Other Matters of the Notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Electronic Monitoring and Supervision Services

Operating expenses for Electronic Monitoring and Supervision Services decreased by $24.0 million in 2024 compared to 2023 primarily due to decreases in variable costs related to decreases in average participant counts under ISAP.

Reentry Services

Operating expenses for Reentry Services decreased by $4.1 million during 2024 compared to 2023 primarily due to decreases of $9.8 million due to contract terminations. This decrease was partially offset by an aggregate net increase of $2.5 million related to increased census levels at certain of our community-based and reentry centers due to increased programming needs and referrals and the associated variable costs as well as an increase of $3.2 million due to the new day reporting center contracts.

International Services

Operating expenses for International Services increased by $12.0 million in 2024 compared to 2023 primarily due to a net increase of approximately $9.9 million primarily due to expenses associated with increased populations and our new health care contract in Australia. We also experienced an increase related to foreign exchange rate fluctuations of $2.1 million.

Depreciation and Amortization

	2024	% of Segment Revenue	2023	% of Segment Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Secure Services	$ 85,685	5.3%	$ 78,917	5.2%	$ 6,768	8.6%
Electronic Monitoring and Supervision Services	24,523	7.4%	28,053	6.6%	(3,530)	(12.6)%
Reentry Services	13,619	4.9%	16,588	6.0%	(2,969)	(17.9)%
International Services	2,393	1.1%	2,226	1.1%	167	7.5%
Total	$ 126,220	5.2%	$ 125,784	5.2%	$ 436	0.3%

U.S. Secure Services

U.S. Secure Services depreciation and amortization expense increased in 2024 compared to 2023 primarily due to renovations at certain of our company-owned and leased facilities.

Electronic Monitoring and Supervision Services

Depreciation and amortization expense decreased in 2024 compared to 2023 primarily due to certain assets becoming fully depreciated and/or amortized as well as the closing of certain ISAP locations.

Reentry Services

Reentry Services depreciation and amortization expense decreased in 2024 compared to 2023 primarily due to certain assets becoming fully depreciated and/or amortized as well as certain asset dispositions at our company-owned centers.

International Services

Depreciation and amortization expense increased slightly in 2024 compared to 2023 primarily due to foreign exchange rate fluctuations.

Other Unallocated Operating Expenses

	2024	% of Revenue	2023	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
General and Administrative Expenses	$ 213,028	8.8%	$ 190,766	7.9%	$ 22,262	11.7%

General and administrative expenses comprise substantially all of our other unallocated operating expenses which primarily includes, corporate management salaries and benefits, professional fees and other administrative expenses. General and administrative expenses increased by $22.3 million in 2024 compared to 2023 primarily due to increases in certain transaction fees related to our private exchange transactions involving our convertible notes of $3.6 million, employee restructuring expenses of $2.1 million, stock-based compensation of $3.0 million and certain compensation adjustment decreases during 2023 of $4.1 million, with the remaining increase due to increases in employee benefits and related insurance, professional fees, consulting and other administrative expenses.

Non-Operating Income and Expense

Interest Income and Interest Expense

	2024	% of Revenue	2023	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Interest Income	$ 8,787	0.4%	$ 7,792	0.3%	$ 995	12.8%
Interest Expense	$ 190,624	7.9%	$ 218,292	9.0%	$ (27,668)	(12.7)%

Interest income increased in 2024 compared to 2023 primarily due to the effect of foreign exchange rate fluctuations and higher cash balances at our international subsidiaries.

Interest expense decreased by $27.7 million in 2024 compared to 2023 primarily due to our Senior Notes Offering and new Term Loan under our new credit agreement that closed on April 18, 2024 which resulted in overall lower interest rates. We also retired the majority of our 6.50% Exchangeable Senior Notes due 2026 during 2024. Refer to Note 11 - Debt of the notes to the audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Loss on Extinguishment of Debt

	2024	% of Revenue	2023	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Loss on Extinguishment of Debt	$ 86,637	3.6%	$ 8,532	0.4%	$ 78,105	915.4%

During 2024, we completed a Senior Note Offering and also made mandatory prepayments on our Term Loan which resulted in a loss on extinguishment of debt of approximately $86.6 million which consisted of the write-off of existing deferred financing costs and net discount/premiums and the payment of call premiums.

On December 14, 2023, we entered into and closed on the Refinancing Revolving Credit Commitments Amendment to our credit agreement dated as of August 19, 2022. The amendment refinanced all of our outstanding revolving credit facility commitments under the credit agreement and under GEO's Third Amended and Restated Credit Agreement, dated as of March 23, 2017, as subsequently amended. We wrote-off approximately $4.2 million in existing deferred loan costs to loss on extinguishment of debt as a result of the transaction. We also made a mandatory quarterly prepayments in 2023 on our Tranche 1 and Tranche 2 loans under our exchange credit agreement. In connection with the prepayments, we wrote off a proportionate amount of related deferred loan costs and discount/premium of approximately $4.3 million.

Refer to Note 11- Debt of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Net (Loss) Gain on Disposition of Assets

	2024	% of Revenue	2023	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Net (loss) Gain on Asset Divestitures/Impairment	$ (2,907)	(0.1)%	$ 4,691	0.2%	$ (7,598)	(162.0)%

During 2024, we experienced an impairment loss of approximately $2.3 million related to two of our Company-owned facilities. We also donated a parcel of undeveloped land in Kern County, California which resulted in a loss on asset divestiture of approximately $0.6 million.

We experienced a net gain on disposition of assets in 2023 primarily due to the sale of vacant land located in South Dallas County, Texas, vacant land located in Colorado and the sale of our company-owned 900-bed Albert Bo Robinson Assessment and Treatment Center.

Provision for Income Taxes

	2024	Effective Rate	2023	Effective Rate	$ Change	% Change
			(Dollars in thousands)			
Provision for Income Taxes	$ 9,401	24.4%	$ 35,399	25.6%	$ (25,998)	(73.4)%

The provision for income taxes in 2024 decreased compared to 2023 along with the effective tax rate. In 2024 and 2023, there was a $4.8 million and $3.8 million net discrete tax benefit, respectively. Included in the provision for income taxes in 2024 and 2023 was a $1.1 million discrete tax benefit and a $1.0 million discrete tax expense related to stock compensation that vested during the respective periods. Also included in the provision for income taxes in 2024 was a $3.5 million discrete tax benefit from the interest deduction related to GEO shares issued to the holders of our 6.50% Exchangeable Senior Notes due 2026 that participated in private exchange transactions. We estimate our 2025 annual effective tax rate to be in the range of approximately 28% to 30%, exclusive of any discrete items.

Equity in Earnings of Affiliates

	2024	% of Revenue	2023	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Equity in Earnings of Affiliates	$ 2,703	0.1%	$ 4,534	0.2%	$ (1,831)	(40.4)%

Equity in earnings of affiliates, presented net of income taxes, represents the earnings of SACS and GEOAmey in the aggregate. Equity in earnings of affiliates in 2024 compared to 2023 decreased primarily due to unfavorable performance at SACS.

Financial Condition

Capital Requirements

Our current cash requirements consist of amounts needed for working capital, debt service, supply purchases, investments in joint ventures, and capital expenditures related to either the development of new secure, processing and reentry facilities, or the maintenance of existing facilities. In addition, some of our management contracts require us to make substantial initial expenditures of cash in connection with opening or renovating a facility. Generally, these initial expenditures are subsequently fully or partially recoverable as pass-through costs or are billable as a component of the per diem rates or monthly fixed fees to the contracting agency over the original term of the contract. Additional capital needs may also arise in the future with respect to possible acquisitions, other corporate transactions or other corporate purposes.

As of December 31, 2024, we were developing a number of contractually committed projects that we estimate will cost approximately $76.3 million, of which $51.8 million was spent through December 31, 2024. We estimate our remaining contractually committed capital requirements to be approximately $24.5 million. These projects are expected to be completed through 2025.

We plan to fund all of our capital needs, including capital expenditures, from cash on hand, cash from operations, borrowings under our Credit Agreement and any other financings which our management and Board, in their discretion, may consummate. Currently, our primary source of liquidity to meet these requirements is cash flow from operations and borrowings under our Credit Agreement. We completed our annual budgeting process, and for 2025, we will continue to strategically manage our capital expenditures to maintain both short and long term financial objectives. Additionally, we may from time to time pursue transactions for the potential sale of additional assets and businesses and/or other strategic transactions. Our management believes that cash on hand, cash flows from operations and availability under our Credit Agreement will be adequate to support our capital requirements for 2025 as disclosed under "Capital Requirements" above.

Liquidity and Capital Resources

Senior Notes Offering and Credit Agreement

On April 18, 2024, we announced the closing of our previously announced private offering of $1.275 billion aggregate principal amount of senior notes, comprised of $650.0 million aggregate principal amount of 8.625% senior secured notes due 2029 and $625.0 million aggregate principal amount of 10.250% senior notes due 2031.

We also entered into a credit agreement, dated April 18, 2024 (the "Credit Agreement") to, among other things, evidence and govern a first-lien senior secured revolving credit facility and the commitments thereunder, and a first-lien senior secured term loan facility. The aggregate principal amount of revolving credit commitments under the senior revolving credit facility is $310 million (including a $175 million letter of credit subfacility) and the aggregate principal amount of the senior secured term loan facility is $450.0 million.

We used the net proceeds of the senior notes offering, borrowings under the new term loan, and cash on hand to refinance approximately $1.5 billion of existing indebtedness, including to fund the repurchase, redemption or other discharge of our existing Tranche 1 Term Loan and Tranche 2 Term Loan under our prior senior credit facility, the 9.50% senior second lien secured notes due 2028, the 10.50% senior second lien secured notes due 2028, and the 6.00% senior notes due 2026, to pay related premiums, transaction fees and expenses, and for general corporate purposes of the Company.

With these transactions, as well as the private exchange transactions involving our 6.50% Exchangeable Notes due 2026 discussed below, we have been able to push out substantially all of our debt maturities out to 2029 and 2031.

6.50% Exchangeable Senior Notes due 2026

On February 24, 2021, our wholly owned subsidiary, GEO Corrections Holdings, Inc. ("GEOCH"), completed a private offering of $230 million aggregate principal amount of Convertible Notes. The Convertible Notes were scheduled to mature on February 23, 2026, unless earlier repurchased or exchanged. The Convertible Notes bore interest at the rate of 6.50% per year plus an additional amount based on the dividends paid by the Company on its common stock, $0.01 par value per share. Interest on the Convertible Notes was payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2021.

Subject to certain restrictions on share ownership and transfer, holders were able to exchange the Convertible Notes at their option prior to the close of business on the business day immediately preceding November 25, 2025, but only under the following circumstances: (1) during the five consecutive business day period after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the exchange rate for the Convertible Notes on each such trading day; or (2) upon the occurrence of certain specified corporate events. On or after November 25, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Notes, holders were able to exchange their Convertible Notes at any time, regardless of the foregoing circumstances. Upon exchange of a Convertible Note, we would pay or deliver, as the case may be, cash or a combination of cash and shares of the Company's common stock.

Upon conversion, we would pay or deliver, as the case may be, cash or a combination of cash and shares of common stock. The initial conversion rate was 108.4011 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $9.225 per share of common stock). The conversion rate was subject to adjustment in certain events. If we had undergone a fundamental change, holders could have required GEOCH to purchase the Convertible Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

During 2024, we retired $229.9 million in aggregate principal amount of our outstanding 6.50% Exchangeable Senior Notes as a result of private exchange transactions with an exchange value of approximately $415 million. The consideration consisted of cash of $229.9 million, using a combination of the net proceeds from the Senior Notes Offering and cash on hand, and approximately 12.4 million shares of GEO common stock. Of the total amount of shares issued, we issued 4,209,847 shares that were in treasury. During the first quarter of 2025, we entered into the last repurchase transaction that resulted in the retirement of the remaining principal balance.

We consider opportunities for future business and/or asset acquisitions or dispositions as we deem appropriate when market conditions present opportunities. If we are successful in our pursuit of any new projects, our cash on hand, cash flows from operations and borrowings under the new Credit Agreement may not provide sufficient liquidity to meet our capital needs and we could be forced to seek additional financing or refinance our existing indebtedness. There can be no assurance that any such financing or refinancing would be available to us on terms equal to or more favorable than our current financing terms, or at all. In the future, our access to capital and ability to compete for future capital-intensive projects will also be dependent upon, among other things, our ability to meet certain financial covenants in the indenture governing the Secured Notes, the indenture governing the Unsecured Notes and our Credit Agreement. A substantial decline in our financial performance could limit our access to capital pursuant to these covenants and have a material adverse effect on our liquidity and capital resources and, as a result, on our financial condition and results of operations. In addition to these foregoing potential constraints on our capital, a number of state government agencies have been suffering from budget deficits and liquidity issues. While we were in compliance with our debt covenants as of December 31, 2024, and we expect to continue to be in compliance with our debt covenants, if these constraints were to intensify, our liquidity could be materially adversely impacted as could our ability to remain in compliance with these debt covenants.

GEO's Secured Notes and Unsecured Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis (except on a senior secured basis in the case of the Secured Notes) by certain of our wholly owned domestic subsidiaries (the "Subsidiary Guarantors").

Automatic Shelf Registration on Form S-3

On October 30, 2023, the Company filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") that enables the Company to offer for sale, from time to time and as the capital markets permit, an unspecified amount of common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units. The shelf registration statement became automatically effective upon filing and is valid for three years.

Prospectus Supplement

On December 28, 2023, in connection with the shelf registration, we filed with the SEC a prospectus supplement related to the offer and sale from time to time of our common stock at an aggregate offering price of up to $300 million through sales agents. Sales of shares of our common stock under the prospectus supplement and equity distribution agreements entered into with the sales agents, if any, will be made in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933. There were no shares of common stock sold under this prospectus supplement during the year ended December 31, 2024.

Other

We have entered into two identical Notes (as defined below) in the aggregate amount of $44.3 million which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The terms of the Notes are through September 1, 2034 and bear interest at SOFR plus 205 basis points and are payable in monthly installments plus interest. We have entered into interest rate swap agreements to fix the interest rate to 4.22%. Included in the balance at December 31, 2024 is $0.5 million of deferred loan costs incurred in the transaction. Refer to Note 6 – Derivative Financial Instruments in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Guarantees

The Company has entered into certain guarantees in connection with the design, financing and construction of certain facilities as well as loan, working capital and other obligation guarantees for our subsidiaries in Australia, South Africa and our joint ventures. Refer to Note 11 - Debt in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Executive Retirement Agreement

We have a non-qualified deferred compensation agreement with our Executive Chairmen and former Chief Executive Officer ("former CEO"). The agreement provides for a lump sum payment upon retirement, no sooner than age 55. As of December 31, 2024, our Executive Chairman had reached age 55 and was eligible to receive the payment upon retirement.

GEO and our Executive Chairman and former CEO, entered into on May 27, 2021, and effective July 1, 2021, an Amended and Restated Executive Retirement Agreement which replaced the prior February 26, 2020 agreement discussed below. Pursuant to the terms of the Amended and Restated Executive Retirement Agreement, upon the date that the Executive Chairman ceases to provide services to GEO, we will pay to the Executive Chairman an amount equal to $3,600,000 (the "2021 Grandfathered Payment") which shall be paid in cash. The Grandfathered Payment shall be credited with interest at a rate of 5% compounded quarterly (the "Grandfathered Earnings Account"). Additionally, at the end of each calendar year provided that our Executive Chairman is still providing services to GEO pursuant to the Executive Chairman Employment Agreement, we will credit an amount equal to $1,000,000 at the end of each calendar year (the "Employment Contributions Account"). The Employment Contributions Account will be credited with interest at the rate of 5% compounded quarterly. Upon the date that the Executive Chairman ceases to provide services to GEO, we will pay the Executive Chairman in one lump sum cash payment each of the 2021 Grandfathered Payment, the Grandfathered Earnings Account and the Employment Contributions Account subject to the six-month delay provided in the Amended and Restated Executive Retirement Agreement. As the Executive Chairman's retirement payment will no longer be settled with a fixed number of shares of GEO's common stock (as discussed below under the prior agreement), $3,600,000 has been reclassified from equity to other non-current liabilities in 2021. The balance of the Amended and Restated Executive Retirement Agreement was approximately $12.6 million at December 31, 2024 which is fully funded. Refer to Note 13 - Benefit Plans in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information. The following table presents the balance due to the Executive Chairman at the end of each of the next five years under the Amended and Restated Executive Retirement Agreement provided that the Executive Chairman is still providing services to GEO under his Executive Chairman Employment Agreement:

Period End	Retirement Obligation
	(In thousands)
12/31/2025	$ 16,336
12/31/2026	$ 20,856
12/31/2027	$ 26,351
12/31/2028	$ 33,029
12/31/2029	$ 41,147

We have established several trusts for the purpose of paying the retirement benefit pursuant to the Amended and Restated Executive Retirement Agreement. The trusts were revocable "rabbi trusts" and the assets of the trusts are subject to the claims of our creditors in the event of our insolvency.

Guarantor Financial Information

GEO's Secured Notes and Unsecured Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis (except on a senior secured basis in the case of the Secured Notes) by certain of our wholly owned domestic subsidiaries (the "Subsidiary Guarantors").

Summarized financial information is provided for The GEO Group, Inc. ("Parent") and the Subsidiary Guarantors on a combined basis in accordance with SEC Regulation S-X Rules 3-10 and 13-01. The accounting policies used in the preparation of this summarized financial information are consistent with those elsewhere in the consolidated financial statements of the Company, except that intercompany transactions and balances of the Parent and Subsidiary Guarantor entities with non-guarantor entities have not been eliminated. Intercompany transactions between the Parent and Subsidiary Guarantors have been eliminated and equity in earnings from and investments in non-guarantor subsidiaries have not been presented.

Summarized statement of operations (in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Net operating revenues	$	2,202,285	$	2,207,117
Income from operations		274,752		330,684
Net income		1,673		81,646
Net income attributable to The GEO Group, Inc.		1,673		81,646

Summarized balance sheets (in thousands):

	December 31, 2024		December 31, 2023	
Current assets	$	438,433	$	455,746
Noncurrent assets (a)		2,999,305		3,028,140
Current liabilities		255,851		354,503
Noncurrent liabilities (b)		2,002,284		1,997,130

(a)   Includes amounts due from non-guarantor subsidiaries of $55.9 million and $50.0 million as of December 31, 2024 and 2023, respectively.

(b)   Includes amounts due to non-guarantor subsidiaries of $46.8 million and $31.5 million as of December 31, 2024 and 2023, respectively.

Off-Balance Sheet Arrangements

Except as discussed above, and in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, we do not have any off-balance sheet arrangements.

We are also exposed to various commitments and contingencies which may have a material adverse effect on our liquidity. See Note 16 – Commitments, Contingencies and Other Matters in the notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Derivatives

We have entered into two interest rate swap agreements in the aggregate notional amount of $44.3 million to fix the interest rate on certain of our variable rate debt to 4.22%. We have designated these interest rate swaps as hedges against changes in the cash flows of two identical promissory notes (the "Notes") which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. We have determined that the swaps have payment, expiration dates, and provisions that coincide with the terms of the Notes and are therefore considered to be effective cash flow hedges. Accordingly, we record the change in fair value of the interest rate swaps as accumulated other comprehensive income (loss), net of applicable taxes. There was no material ineffectiveness for the period presented. We do not expect to enter into any transactions during the next twelve months which would result in reclassification into earnings or losses associated with these swaps currently reported in accumulated other comprehensive income (loss). Refer to Note 11 - Debt and Note 6 - Derivative Financial Instruments in the notes to our audited consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Cash Flow

Cash, cash equivalents, restricted cash and cash equivalents as of December 31, 2024 was $125.9 million, compared to $159.9 million as of December 31, 2023 and was impacted by the following:

Net cash provided by operating activities in 2024 and 2023 was $242.2 million and $277.8 million, respectively. Net cash provided by operating activities in 2024 was positively impacted by non-cash expenses such as depreciation and amortization, deferred tax provision (benefit), amortization of debt issuance costs, discount and/or premium and other non-cash interest, stock-based compensation expense, net loss on asset divestiture/impairment, loss on extinguishment of debt and dividends received from our unconsolidated joint venture. Equity in earnings of affiliates negatively impacted cash along with realized/unrealized gain on investments. Changes in accounts receivable, prepaid expenses and other assets increased in total by a net of $7.6 million, representing a negative impact on cash. The increase was primarily driven by the timing of billings and collections. Changes in accounts payable, accrued expenses and other liabilities decreased by $21.8 million which negatively impacted cash. The decrease was primarily due to the timing of payments.

Net cash provided by operating activities in 2023 was positively impacted by non-cash expenses such as depreciation and amortization, deferred tax provision (benefit), amortization of debt issuance costs, discount and/or premium and other non-cash interest, stock-based compensation expense, loss on sale/disposal of property and equipment, loss on extinguishment of debt and dividends received from our unconsolidated joint venture. Equity in earnings of affiliates negatively impacted cash along with a net gain on disposition of assets. Changes in accounts receivable, prepaid expenses and other assets decreased in total by a net of $11.7 million, representing a positive impact on cash. The decrease was primarily driven by the timing of billings and collections. Changes in accounts payable, accrued expenses and other liabilities increased by $8.1 million which positively impacted cash. The increase was primarily due to the timing of payments.

Net cash used in investing activities of $101.7 million in 2024 was primarily the result of capital expenditures of $78.7 million and purchases of marketable securities of $33.1 million offset by proceeds from sale of marketable securities of $10.1 million. Net cash used in investing activities of $53.4 million in 2023 was primarily the result of capital expenditures of $73.0 million offset by proceeds from sale of real estate and other assets of $19.6 million.

Net cash used in financing activities in 2024 was $163.8 million compared to net cash used in financing activities of $208.1 million in 2023. Net cash used in financing activities during 2024 was primarily the result of proceeds from long-term debt of $1,720.5 million, proceeds from borrowings on revolver of $110.0 million, payments on long-term debt of $1,926.8 million, payments for call premiums of $35.6 million, debt issuance costs of $35.7 million and taxes paid related to net share settlement of equity awards of $9.7 million. Net cash used in financing activities in 2023 reflects payments of $208.4 million on long term debt offset by $5.8 million of proceeds from the sale of treasury shares. We also paid $2.4 million of debt issuance costs and paid $3.4 million for taxes related to net share settlements of equity awards.

Inflation

We believe that inflation, in general, did have a negative impact but did not have a material effect on our results of operations during 2024 and 2023. While some of our contracts include provisions for inflationary indexing, inflation could have a substantial adverse effect on our results of operations in the future to the extent that wages and salaries, which represent our largest recurring/fixed expense, increase at a faster rate than the per diem or fixed rates received by us for our management services.

Non-GAAP Measures

EBITDA is defined as net income adjusted by adding provisions for income tax, interest expense, net of interest income and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for net loss (gain) on asset divestitures, pre-tax, net loss attributable to non-controlling interests, stock-based compensation expenses, pre-tax, litigation costs and settlements, pre-tax, employee restructuring expenses, pre-tax, close-out expenses, pre-tax, litigation and cost settlements, pre-tax, start-up expenses, pre-tax, transaction related expenses, pre-tax, other non-cash revenue and expenses, pre-tax, and certain other adjustments as defined from time to time.

Given the nature of our business as a real estate owner and operator, we believe that EBITDA and Adjusted EBITDA are helpful to investors as measures of our operational performance because they provide an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures, and to fund other cash needs or reinvest cash into our business.

We believe that by removing the impact of our asset base (primarily depreciation and amortization) and excluding certain non-cash charges, amounts spent on interest and taxes, and certain other charges that are highly variable from year to year, EBITDA and Adjusted EBITDA provide our investors with performance measures that reflect the impact to operations from trends in occupancy rates, per diem rates and operating costs, providing a perspective not immediately apparent from net income.

The adjustments we make to derive the non-GAAP measures of EBITDA and Adjusted EBITDA exclude items which may cause short-term fluctuations in income from continuing operations and which we do not consider to be the fundamental attributes or primary drivers of our business plan and they do not affect our overall long-term operating performance.

EBITDA and Adjusted EBITDA provide disclosure on the same basis as that used by our management and provide consistency in our financial reporting, facilitate internal and external comparisons of our historical operating performance and our business units and provide continuity to investors for comparability purposes.

Our reconciliation of net income to EBITDA and Adjusted EBITDA for the years ended December 31, 2024 and 2023 is as follows (in thousands):

	December 31, 2024	December 31, 2023
Net income	$ 31,896	$ 107,183
Add:		
Income tax provision *	10,203	36,267
Interest expense, net of interest income **	268,474	219,032
Depreciation and amortization	126,220	125,784
EBITDA	436,793	488,266
Add (Subtract):		
Loss (gain) on asset divestitures, pre-tax	2,907	(4,691)
Net loss attributable to noncontrolling interests	70	142
Stock based compensation, pre-tax	18,107	15,065
Litigation costs and settlements, pre-tax	—	8,900
Employee restructuring expenses, pre-tax	2,060	814
Start-up expenses, pre-tax	507	—
ATM equity program expenses, pre-tax	264	—
Close-out expenses, pre-tax	2,345	—
Transaction related expenses, pre-tax	3,632	—
Other non-cash revenue & expenses, pre-tax	(3,196)	(1,319)
Adjusted EBITDA	$ 463,489	$ 507,177

* Includes income tax provision on equity in earnings of affiliates
** Includes loss on extinguishment of debt

Outlook

The following discussion of our future performance contains statements that are not historical statements and, therefore, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied in the forward-looking statement. Please refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K, the "Forward-Looking Statements — Safe Harbor," as well as the other disclosures contained in this Annual Report on Form 10-K, for further discussion on forward-looking statements and the risks and other factors that could prevent us from achieving our goals and cause the assumptions underlying the forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements.

We continue to be encouraged by the current landscape of growth opportunities. We are preparing for what we believe is an unprecedented opportunity to help the federal government meet its expanded immigration enforcement priorities. We are taking several important steps to meet this opportunity, including making a previously announced $70 million investment in capital expenditures to strengthen our capabilities to deliver expanded detention capacity, secure transportation, and electronic monitoring and related services to U.S. Immigration and Customs Enforcement and the federal government. Additionally, in the first weeks of the new Administration, President Trump issued an Executive Order reversing the prior Administration's Executive Order that had directed the U.S. Attorney General to not renew U.S. Department of Justice contracts with privately-operated criminal detention facilities.

Any positive trends in the industry may be offset by several factors, including budgetary constraints, contract modifications, contract terminations, contract non-renewals, contract re-bids and/or the decision to not re-bid a contract after expiration of the contract term and the impact of any other potential changes to the willingness or ability to maintain or grow public-private partnerships on the part of other government agencies.

Operating Expenses

Operating expenses consist of those expenses incurred in the operation and management of our contracts to provide services to our governmental clients. Labor and related costs represented approximately 69% and 66% of our operating expenses in 2024 and 2023, respectively. Additional significant operating expenses include food, utilities and inmate medical costs. In 2024 and 2023, operating expenses totaled approximately 73% and 72% of our consolidated revenues, respectively. Our operating expenses as a percentage of revenue in 2025 will be impacted by the opening of any new or existing facilities as a result of the cost of transitioning and/or start-up operations related to a facility opening. During 2025, we will incur carrying costs for facilities that were vacant in 2024.

General and Administrative Expenses

General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. For the years ended December 31, 2024 and 2023, general and administrative expenses totaled approximately 9% and 8% of our consolidated revenues, respectively. We expect general and administrative expenses as a percentage of revenue in 2025 to remain consistent or decrease as a result of cost savings initiatives.

Idle Facilities

In our Secure Services segment, we are currently marketing 10,486 vacant beds with a net book value of approximately $260.6 million at seven of our idle facilities to potential customers. In our Reentry Services segment, we are currently marketing 1,189 vacant beds with a net book value of approximately $26.8 million at four of our idle facilities to potential customers. The combined annual carrying cost of these idle facilities in 2024 is estimated to be $33.0 million, including depreciation expense of $16.8 million. With the exception of a contract yet to be activated for one of our secure facilities, we currently do not have any firm commitments or agreements in place to activate these facilities but have ongoing contact with several potential customers. Historically, some facilities have been idle for multiple years before they received a new contract award. The per diem rates that we charge our clients often vary by contract across our portfolio. However, if the eleven idle facilities in our Secure Services and Reentry Services segments were to be activated using our Secure Services and Reentry Services average per diem rate in 2024 (calculated as revenue divided by the number of mandays) and based on the average occupancy rate in our facilities for 2024, we would expect to receive annual incremental revenue of approximately $377 million and an increase in annual earnings per share of approximately $0.36 to $0.40 per share based on our average operating margin.

Forward-Looking Statements — Safe Harbor

This Annual Report on Form 10-K and the documents incorporated by reference herein contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward-looking" statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" or "continue" or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or "cautionary statements," include, but are not limited to:

- our ability to timely build and/or open facilities as planned, successfully manage such facilities and successfully integrate such facilities into our operations without substantial additional costs;

- our ability to estimate the government's level of utilization of public-private partnerships for secure services and the impact of any modifications or reductions by our government customers of their utilization of public-private partnerships;

- our ability to accurately project the size and growth of public-private partnerships for secure services in the U.S. and internationally and our ability to capitalize on opportunities for public-private partnerships;

- our ability to successfully respond to any challenges or concerns that our government customers may raise regarding their use of public-private partnerships for secure services, including finding other government customers or alternative uses for facilities where a government customer has discontinued or announced that a contract with us will be discontinued;

- the impact of adopted or proposed executive action or legislation aimed at limiting public-private partnerships for secure facilities, processing centers and community reentry centers or limiting or restricting the business and operations of financial institutions or others who do business with us;

- our ability to successfully respond to delays encountered by states pursuing public-private partnerships for secure services and cost savings initiatives implemented by a number of states;

- our ability to activate the inactive beds at our idle facilities;

- our ability to maintain or increase occupancy rates at our facilities and the impact of fluctuations in occupancy levels or participants in ISAP on our revenues and profitability;

- our ability to expand, diversify and grow our secure services, reentry, community-based services, monitoring services, evidence-based supervision and treatment programs and secure transportation services businesses;

- our ability to win management contracts for which we have submitted proposals, retain existing management contracts, prevail in any challenge or protest involving the award of a management contract and meet any performance standards required by such management contracts;

- our ability to raise new project development capital given the often short-term nature of the customers' commitment to use newly developed facilities;

- our ability to develop long-term earnings visibility;

- our ability to successfully conduct our operations in the United Kingdom and South Africa through joint ventures;

- the instability of foreign exchange rates, exposing us to currency risks in Australia, the United Kingdom, and South Africa, or other countries in which we may choose to conduct our business;

- an increase in unreimbursed labor rates;

- our exposure to rising medical costs;

- our ability to manage costs and expenses relating to ongoing litigation arising from our operations;

- our ability to successfully pursue an appeal to reverse the recent unfavorable verdict and judgments in the retrial of the lawsuits in the State of Washington, our company being required to record an accrual for the judgments in the future, and our ability to defend similar other pending litigation and the effect such litigation may have on our company;

- our ability to accurately estimate on an annual basis, loss reserves related to general liability, workers' compensation and automobile liability claims;

- our ability to fulfill our debt service obligations and its impact on our liquidity;

- our ability to deleverage and repay, refinance or otherwise address our debt maturities in an amount or on the timeline we expect, or at all;

- despite current indebtedness levels, we may still incur more indebtedness, which could further exacerbate the risks relating to our indebtedness;

- the covenants in the indentures governing the Secured Notes and the Unsecured Notes and the Credit Agreement impose significant operating and financial restrictions which may adversely affect our ability to operate our business;

- servicing our indebtedness will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control and we may not be able to generate the cash required to service our indebtedness;

- because portions of our senior indebtedness have floating interest rates, an increase in interest rates would adversely affect cash flows;

- we depend on distributions from our subsidiaries to make payments on our indebtedness and these distributions may not be made;

- we may not be able to satisfy our repurchase obligations in the event of a change of control because the terms of our indebtedness or lack of funds may prevent us from doing so;

- the Unsecured Notes and the guarantees on the Unsecured Notes will be effectively subordinated to our and the guarantors' senior secured indebtedness and structurally subordinated to the indebtedness of our subsidiaries that do not guarantee the Unsecured Notes;

- the value of the collateral may not be sufficient to satisfy our obligations under the Secured Notes;

- our ability to identify and successfully complete any potential sales of additional Company-owned assets and businesses on commercially advantageous terms on a timely basis, or at all;

- from time to time, we may not have a management contract with a client to operate existing beds at a facility or new beds at a facility that we are expanding, and we cannot assure you that such a contract will be obtained. Failure to obtain a management contract for these beds will subject us to carrying costs with no corresponding management revenue;

- negative conditions in the capital markets could prevent us from obtaining future financing on desirable terms, which could materially harm our business;

- we are subject to the loss of our facility management contracts, due to executive orders, terminations, non-renewals or competitive re-bids, which could adversely affect our results of operations and liquidity, including our ability to secure new facility management contracts from other government customers;

- our growth depends on our ability to secure contracts to develop and manage new secure facilities, processing centers and community-based facilities and to secure contracts to provide electronic monitoring services, community-based reentry services and monitoring and supervision services, the demand for which is outside our control;

- we may not be able to meet state requirements for capital investment or locate land for the development of new facilities, which could adversely affect our results of operations and future growth;

- we partner with a limited number of governmental customers who account for a significant portion of our revenues. The loss of, or a significant decrease in revenues from, these customers could seriously harm our financial condition and results of operations;

- efforts to reduce the U.S. federal deficit could adversely affect our liquidity, results of operations and financial condition;

- State budgetary constraints may have a material adverse impact on us;

- competition for contracts may adversely affect the profitability of our business;

- we are dependent on government appropriations, which may not be made on a timely basis or at all and may be adversely impacted by budgetary constraints at the federal, state, local and foreign government levels;

- public and political resistance to the use of public-private partnerships for secure facilities, electronic monitoring and supervision as alternatives to detention, processing centers and community reentry centers could result in our inability to obtain new contracts or the loss of existing contracts, impact our ability to obtain or refinance debt financing or enter into commercial arrangements, which could have a material adverse effect on our business, financial condition, results of operations and the market price of our securities;

- adverse publicity may negatively impact our ability to retain existing contracts and obtain new contracts;

- we may incur significant start-up and operating costs on new contracts before receiving related revenues, which may impact our cash flows and may not be recouped;

- failure to comply with extensive government regulation and applicable contractual requirements could have a material adverse effect on our business, financial condition or results of operations;

- we may face community opposition to facility locations, which may adversely affect our ability to obtain new contracts;

- our business operations expose us to various liabilities for which we may not have adequate insurance, including legal claims and proceedings, and may have a material adverse effect on our business, financial condition or results of operations;

- we may not be able to obtain or maintain the insurance levels required by our government contracts;

- our exposure to rising general insurance costs;

- natural disasters, pandemic outbreaks, global political events and other serious catastrophic events could disrupt operations and otherwise materially adversely affect our business and financial condition;

- our international operations expose us to risks that could materially adversely affect our financial condition and results of operations;

- we conduct certain of our operations through joint ventures or consortiums, which may lead to disagreements with our joint venture partners or business partners and adversely affect our interest in the joint ventures or consortiums;

- we are dependent upon our senior management and our ability to attract and retain sufficient qualified personnel;

- our profitability may be materially adversely affected by inflation;

- various risks associated with the ownership of real estate may increase costs, expose us to uninsured losses and adversely affect our financial condition and results of operations;

- risks related to facility construction and development activities may increase our costs related to such activities;

- the rising cost and increasing difficulty of obtaining adequate levels of surety credit on favorable terms could adversely affect our operating results;

- adverse developments in our relationship with our employees could adversely affect our business, financial condition or results of operations;

- the interruption, delay or failure of the provision of our services or information systems could adversely affect our business;

- the failure to comply with data privacy, security and exchange legal requirements could have a material adverse impact on our business, financial position, results of operations, cash flows and reputation;

- technological changes could cause our electronic monitoring products and technology, including our recently launched BI VeriWatch™ wrist-worn device, to become obsolete or require the redesign of our electronic monitoring products, which could have a material adverse effect on our business;

- any negative changes in the level of acceptance of or resistance to the use of electronic monitoring products, including our recently launched BI VeriWatch™ wrist-worn device, and services by governmental customers could have a material adverse effect on our business, financial condition and results of operations;

- we depend on a limited number of third parties to manufacture and supply quality infrastructure components for our electronic monitoring products. If our suppliers cannot provide the components or services we require in a timely manner and/or with such quality as we expect, our ability to market and sell our electronic monitoring products and services could be harmed;

- an inability to acquire, protect or maintain our intellectual property and patents in the electronic monitoring space could harm our ability to compete or grow;

- our electronic monitoring products could infringe on the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our products;

- we license intellectual property rights in the electronic monitoring space, including patents, from third party owners. If such owners do not properly maintain or enforce the intellectual property underlying such licenses, our competitive position and business prospects could be harmed. Our licensors may also seek to terminate our license;

- we may be subject to costly product liability claims from the use of our electronic monitoring products, which could damage our reputation, impair the marketability of our products and services and force us to pay costs and damages that may not be covered by adequate insurance;

- our ability to identify suitable acquisitions or dispositions, and to successfully complete such acquisitions or dispositions;

- as a result of our acquisitions, we have recorded and will continue to record a significant amount of goodwill and other intangible assets. In the future, our goodwill or other intangible assets may become impaired, which could result in material non-cash charges to our results of operations;

- federal, state and local tax rules can adversely affect our results of operations and financial position;

- we are subject to risks related to corporate social responsibility;

- the market price of our common stock may vary substantially;

- expectations about growth in the utilization of detention beds by the federal government may not be realized, which could negatively impact our stock price;

- future sales of shares of our common stock or securities convertible into common stock could adversely affect the market price of our common stock and may be dilutive to current shareholders;

- various anti-takeover protections applicable to us may make an acquisition of us more difficult and reduce the market value of our common stock;

- failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the trading price of our common stock;

- we may issue additional debt securities that could limit our operating flexibility and negatively affect the value of our common stock;

- failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences; and

- other factors contained in our filings with the SEC, including, but not limited to, those detailed in this Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We are exposed to market risks related to changes in interest rates with respect to our Credit Agreement. Payments under the Credit Agreement are indexed to a variable interest rate. Based on borrowings outstanding as of December 31, 2024 under the Credit Agreement of $430.8 million, for every one percent increase in the interest rate applicable to the Credit Agreement, our total annual interest expense would increase by approximately $4.3 million.

We have entered into certain interest rate swap arrangements for hedging purposes, fixing the interest rate on certain of our variable rate debt. The difference between the floating rate and the swap rate on these instruments is recognized in interest expense within the respective entity. Because the interest rates with respect to these instruments are fixed, a hypothetical 100 basis point change in the current interest rate would not have a material impact on our financial condition or results of operations.

Additionally, we invest our cash in a variety of short-term financial instruments to provide a return. These instruments generally consist of highly liquid investments with original maturities at the date of purchase of three months or less. While these instruments are subject to interest rate risk, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial condition or results of operations.

Foreign Currency Exchange Rate Risk

We are exposed to market risks related to fluctuations in foreign currency exchange rates between the U.S. Dollar, the Australian Dollar, the South African Rand and the British Pound currency exchange rates. Based upon our foreign currency exchange rate exposure as of December 31, 2024 with respect to our international operations, every 10 percent change in historical currency rates would have a $8.0 million effect on our financial position and a $1.0 million impact on our results of operations over the next fiscal year.

Item 8. *Financial Statements and Supplementary Data*

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of
The GEO Group, Inc.:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include amounts based on judgments and estimates.

Representations in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that our assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

The consolidated financial statements have been audited by Grant Thornton LLP, independent registered public accountants, whose appointment by our Audit and Finance Committee was ratified by our shareholders. Their report, which is included in this Form 10-K, expresses an opinion as to whether management's consolidated financial statements present fairly in all material respects, the Company's financial position, results of operations and cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. The effectiveness of our internal control over financial reporting as of December 31, 2024 has also been audited by Grant Thornton LLP, independent registered public accountants, as stated in their report which is included in this Form 10-K. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit and Finance Committee of the Board of Directors meets periodically with representatives of management, the independent registered public accountants and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent registered public accountants have unrestricted access to the Audit and Finance Committee to discuss the results of their examinations.

J. David Donahue
Chief Executive Officer

Mark J. Suchinski
Chief Financial Officer

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorization of the Company's management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making its assessment of internal control over financial reporting, management used the criteria set forth in the Internal Control - Integrated Framework issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (the "2013 Internal Control - Integrated Framework").

The Company evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, its internal control over financial reporting as of December 31, 2024, based on the 2013 Internal Control — Integrated Framework. Based on this evaluation, the Company's management concluded that as of December 31, 2024, its internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Grant Thornton LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting as of December 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The GEO Group, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of The GEO Group, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 28, 2025, expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Miami, Florida
February 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The GEO Group, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of The GEO Group Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024 , and the related notes and financial statement schedule included under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31,2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2025 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing   separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Self-Insurance Reserves and Related Expenses

As described further in Note 1 to the consolidated financial statements, the Company self-insures, up to certain policy-specified limits, certain risks related to general and workers' compensation liability costs. The estimated cost of claims under these self-insurance programs is estimated and accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims. We identified self-insurance reserves and related expenses ("self-insurance") as a critical audit matter, specifically the reserves and related expenses related to the Company's estimate for unpaid losses and projected ultimate losses. The principal considerations for our determination that self-insurance reserves and related expenses for unpaid losses and projected ultimate losses is a critical audit matter are that the accrual for self-insurance has higher risk of estimation uncertainty due to the loss development factors, including the frequency and severity of claims, and inherent assumptions in actuarial methods used in determining the required reserves. The estimation uncertainty and complexity of the actuarial methods utilized involved especially subjective auditor judgment and an increased extent of effort, including the need to involve an auditor-engaged actuarial specialist. Our audit procedures related to the self-insurance reserves included the following, among others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of key internal controls over financial reporting relating to self-insurance, including, but not limited to controls that (i) validate that claims were reported and submitted accurately and timely, (ii) validate that internal claims data was reconciled to claims data maintained by the third-party administrator and submitted to the Company's actuary and (iii) validate management's process and review of the third-party actuary report, including, but not limited to controls over management's review of the relevance, adequacy and appropriateness of the data, assumptions, valuation methods, and mathematical accuracy used to determine the required reserves as of the reporting date.

- We utilized an auditor-engaged actuarial specialist in evaluating management's methods and assumptions used in the actuarial study.

- We performed analytics that include a review of prior projections to current actual results to evaluate the reasonableness of changes in estimated ultimate losses.

- We reconciled claims data maintained by the third-party administrator to the claims data submitted to the Company's actuary used in the development of the loss triangles and selecting loss development factors.

- We selected a sample of underlying claims and reviewed the information utilized by management such as insurance claims and legal records to (i) test management's estimation process to determine if the reserve was reasonable and (ii) test the accuracy of the significant claim data attributes.

Evaluation of certain idle facilities for impairment

The Company has property and equipment, net of approximately $1.9 billion as of December 31, 2024, which includes approximately $287.5 million related to 11 idle facilities. As described further in Note 1 to the consolidated financial statements, the Company tests idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. In addition, the Company performs an impairment analysis for each of the facilities that have remained idle. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts, and in some instances, third-party appraisals or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts at similar facilities and sensitivity analyses that consider reductions to such cash flows. When the estimated undiscounted cash flows associated with the asset are less than their carrying value, an impairment is recognized as the difference between the carrying value of the asset and its fair value. We identified management's evaluation of idle facilities for impairment as a critical audit matter.

The principal consideration for our determination that management's evaluation of the selected idle facilities for impairment is a critical audit matter is the higher risk of estimation uncertainty due to the subjective nature of management's estimates used in the projected undiscounted cash flows. These estimates are particularly sensitive to the assumption as to whether the Company will obtain contracts to utilize idle facilities or be able to sell the facilities in the future, which can be affected by expectations about market developments and public policy as well as management's intent to hold and operate each facility over the term and in the manner assumed in the analysis.

Our audit procedures related to management's evaluation of idle facilities for impairment included the following, among others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of key internal controls over financial reporting relating to management's evaluation of idle facilities for impairment, including but not limited to controls that validate management's review of the key inputs (forecasted revenue, length of contract, probability and timing of new contract) into the projected undiscounted cash flows, including management's review of evidence supporting projected utilization of idle facilities and the assumptions utilized in the estimated cash flows.

- For a selection of facilities, we evaluated the reasonableness of management's projected undiscounted cash flow by evaluating evidence to support the projected utilization of the facilities, including actual marketing efforts, and comparing relevant inputs and assumptions used in the projections to those of similar facilities.

- We performed a retrospective review of the Company's historical experience in selling facilities or securing new facility management contracts to utilize facilities that had been previously idled for periods comparable to or in excess of the periods the Company's currently idle facilities have been idle, including assessing the recoverability of the net book value of the previously idled facilities.

Uncertainties regarding the future outcome of the State of Washington v. GEO Group and Nwauzor et al. v. GEO Group

As further discussed in Note 16 to the consolidated financial statements, the Company is currently subject to a legal proceeding with the State of Washington v. GEO Group and Nwauzor et al. v. GEO Group ("Nwauzor Class Action") case. In 2021, a federal jury returned a verdict in favor of the plaintiffs against the Company finding that immigrant detainees were employees of the Company and entitled to minimum wage under the Washington Minimum Wage Act and a judge ruled that the State of Washington was entitled to an unjust enrichment award, attorney fees, prejudgment interest and costs. The Company appealed both judgments to the Ninth Circuit Court of Appeals and on January 16, 2025, the appellate court affirmed the district court's judgement in favor of the class of detainees and Washington State. The Company has now filed a petition for Rehearing En Banc.

In preparing its consolidated financial statements, the Company is required to assess the probability of loss associated with each legal proceeding and amount of such loss, if any. The outcome of the case mentioned above is not within the complete control of the Company or may not be known for a prolonged period of time. The Company has not recorded an accrual relating to the judgement amount as it believes a potential loss related to this case is not probable.

The principal consideration for our determination that the uncertainties regarding the future outcome of the Nwauzor Class Action case was a critical audit matter is the significant judgment and subjectivity inherent in predicting future outcomes of the litigation. Auditing management's evaluation and disclosure of a loss contingency related to the Nwauzor Class Action case was especially challenging because management's evaluation of the likelihood and amount of loss and range of potential loss is highly subjective and requires significant judgment. In particular, management's evaluation considers, among other factors, the nature of the claim, the asserted or possible damages, the progress of the matter, existing law and precedent, the opinions or views of legal counsel and other advisors, the Company's experience in similar matters, outcomes of similar cases by other parties, the facts available at the time of the assessment, and how the Company intends to respond, or has responded, to the claim, which involves a series of complex judgments about future events.

Our audit procedures related to management's evaluation of the loss contingency related to the Nwauzor Class Action case included the following, among others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the evaluation of this litigation, including controls related to the Company's assessment and measurement of its loss contingency. For example, we tested controls over management's review and approval of this legal position.

- We tested the Company's assessment of the probability of incurrence of a loss and whether the loss was reasonably estimable by reading related lawsuit correspondence, requesting, and receiving written responses to our inquiries of internal and external legal counsel and meeting with internal counsel to discuss developments related to the legal matter and case progression.

- We tested and reviewed certain legal cases and court filings by the Company's counsel and judges in the court system with similar cases with the assistance of a legal expert. We also reviewed documents evidencing third parties' interest in the case.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2006.

Miami, Florida
February 28, 2025

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2024, 2023 and 2022

		2024		2023		2022
		(In thousands, except per share data)				
Revenues	$	2,423,702	$	2,413,167	$	2,376,727
Operating Expenses (excluding depreciation and amortization)		1,774,479		1,744,228		1,662,885
Depreciation and Amortization		126,220		125,784		132,925
General and Administrative Expenses		213,028		190,766		196,972
Operating Income		309,975		352,389		383,945
Interest and Investment Income		8,787		7,792		15,988
Interest Expense		(190,624)		(218,292)		(164,550)
Loss on Extinguishment of Debt		(86,637)		(8,532)		(37,895)
Net (loss) Gain on Asset Divestitures/Impairment		(2,907)		4,691		32,332
Income Before Income Taxes and Equity in Earnings of Affiliates		38,594		138,048		229,820
Provision for Income Taxes		9,401		35,399		62,899
Equity in Earnings of Affiliates, net of income tax provision of $802, $868 and $740		2,703		4,534		4,771
Net Income		31,896		107,183		171,692
Loss Attributable to Noncontrolling Interests		70		142		121
Net Income Attributable to The GEO Group, Inc.	$	31,966	$	107,325	$	171,813
Weighted Average Common Shares Outstanding:						
Basic		131,318		121,908		121,040
Diluted		134,064		123,698		122,281
Income per Common Share Attributable to The GEO Group, Inc.:						
Basic:						
Net income per share — basic	$	0.23	$	0.73	$	1.18
Diluted:						
Net income per share — diluted	$	0.22	$	0.72	$	1.17

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2024, 2023 and 2022

	2024	2023	2022
		(In thousands)	
Net Income	$ 31,896	$ 107,183	$ 171,692
Other comprehensive income (loss):			
Change in marketable securities, net of income tax provision (benefit) of $(4), $253 and $(255)	$ (15)	$ 953	$ (960)
Foreign currency translation adjustments	(7,182)	258	(7,548)
Pension liability adjustment, net of income tax provision (benefit) of $385, $(88) and $1,500, respectively	1,447	(332)	5,642
Change in fair value of derivative instrument classified as cash flow hedge, net of income tax provision (benefit) of $210, $(161) and $1,640, respectively	792	(604)	6,169
Total other comprehensive (loss) income, net of tax	(4,958)	275	3,303
Total comprehensive income	26,938	107,458	174,995
Comprehensive loss attributable to noncontrolling interests	68	144	115
Comprehensive income attributable to The GEO Group, Inc.	$ 27,006	$ 107,602	$ 175,110

THE GEO GROUP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023

	2024	2023
	(In thousands, except share data)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 76,896	$ 93,971
Restricted cash and investments	2,785	—
Accounts receivable, net of credit loss reserve of $685 and $606, respectively	376,013	390,023
Prepaid expenses and other current assets	44,485	44,511
Total current assets	500,179	528,505
Restricted Cash and Investments	145,366	135,968
Property and Equipment, Net	1,899,690	1,944,278
Operating Lease Right-of-Use Assets, Net	95,327	102,204
Deferred Income Tax Assets	9,522	8,551
Goodwill	756,001	755,199
Intangible Assets, Net	126,576	135,886
Other Non-Current Assets	99,419	85,815
Total Assets	$ 3,632,080	$ 3,696,406
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 67,464	$ 64,447
Accrued payroll and related taxes	68,044	64,436
Accrued expenses and other current liabilities	177,768	228,059
Operating lease liabilities, current portion	25,335	24,640
Current portion of long-term debt	1,612	55,882
Total current liabilities	340,223	437,464
Deferred Income Tax Liabilities	78,198	77,369
Other Non-Current Liabilities	95,410	83,643
Operating Lease Liabilities	73,638	82,114
Long-Term Debt	1,711,197	1,725,502
Commitments and Contingencies (Note 16)		
Shareholders' Equity		
Preferred stock, $0.01 par value, 30,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 225,000,000 shares authorized, 140,181,318 and 130,297,248 issued and 140,181,318 and 126,087,401 outstanding, respectively	1,402	1,303
Additional paid-in capital	1,315,256	1,299,193
Retained earnings	39,880	103,089
Accumulated other comprehensive loss	(21,602)	(16,642)
Treasury stock, 0 and 4,209,847 shares at cost, respectively	—	(95,175)
Total shareholders' equity attributable to The GEO Group, Inc.	1,334,936	1,291,768
Noncontrolling interests	(1,522)	(1,454)
Total shareholders' equity	1,333,414	1,290,314
Total Liabilities and Shareholders' Equity	$ 3,632,080	$ 3,696,406

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	(In thousands)		
Cash Flow from Operating Activities:			
Net Income	$ 31,896	$ 107,183	$ 171,692
Net loss attributable to noncontrolling interests	70	142	121
Net income attributable to The GEO Group, Inc.	31,966	107,325	171,813
Adjustments to reconcile net income attributable to The GEO Group, Inc. to net cash provided by operating activities:			
Depreciation and amortization expense	126,220	125,784	132,925
Deferred tax provision (benefit)	1,537	1,476	(13,126)
Amortization of debt issuance costs, discount and/or premium and other non-cash interest	8,252	12,030	9,004
Stock-based compensation	18,107	15,065	16,204
Loss on extinguishment of debt	86,637	8,532	37,895
Provision for credit losses	—	—	258
Equity in earnings of affiliates, net of tax	(2,703)	(4,534)	(4,771)
(Gain) loss on sale/disposal of property and equipment	(250)	1,197	(114)
Realized/unrealized gain on investments	(6,084)	(7,151)	(8,433)
Net loss (gain) on asset divestitures/impairment	2,907	(4,691)	(32,332)
Dividends received from unconsolidated joint ventures	5,082	2,987	4,486
Changes in assets and liabilities, net of acquisition:			
Changes in accounts receivable, prepaid expenses and other assets	(7,581)	11,672	(52,980)
Changes in contract receivable	—	—	5,305
Changes in accounts payable, accrued expenses and other liabilities	(21,854)	8,090	21,845
Net cash provided by operating activities	242,236	277,782	287,979
Cash Flow from Investing Activities:			
Proceeds from sale of real estate and other assets	—	19,583	101,419
Purchases of marketable securities	(33,119)	—	—
Proceeds from sale of marketable securities	10,092	—	—
Capital expenditures	(78,691)	(73,002)	(90,026)
Net cash (used in) provided by investing activities	(101,718)	(53,419)	11,393
Cash Flow from Financing Activities:			
Payments on long-term debt	(1,926,775)	(208,390)	(680,850)
Proceeds from long term debt	1,720,500	—	30,000
Proceeds from borrowings on revolver	110,000	—	—
Payments on non-recourse debt	—	—	(5,676)
Taxes paid related to net share settlements of equity awards	(9,657)	(3,443)	(1,302)
Debt issuance costs	(35,748)	(2,396)	(41,536)
Proceeds from the sale of treasury shares	—	5,750	—
Proceeds from stock options exercised	8,192	239	66
Proceeds from issuance of common stock in connection with ESPP	158	157	198
Payments for call premiums	(35,558)	—	—
Net cash used in financing activities	(168,888)	(208,083)	(699,100)
Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash and Cash Equivalents	(5,633)	(256)	(4,751)
Net (Decrease) Increase in Cash, Cash Equivalents and Restricted Cash and Cash Equivalents	(34,003)	16,024	(404,479)
Cash, Cash Equivalents and Restricted Cash and Cash Equivalents, beginning of period	159,867	143,843	548,322
Cash, Cash Equivalents and Restricted Cash and Cash Equivalents, end of period	$ 125,864	$ 159,867	$ 143,843
Supplemental Disclosures			
Cash paid during the year for:			
Income taxes	$ 15,684	$ 19,227	$ 44,612
Interest	$ 190,606	$ 198,710	$ 103,752
Non-cash investing and financing activities:			
Principal Exchanges of Debt	$ —	$ —	$ 1,620,318
Debt Issuance Costs in Accrued Expenses	$ —	$ —	$ 11,245
Right-of-use assets obtained from operating lease liabilities	$ 21,324	$ 35,233	$ 11,697
Capital expenditures in accounts payable and accrued expenses	$ 5,708	$ 675	$ 6,127

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2024, 2023 and 2022

	GEO Group Inc. Shareholders								
	Common Stock				Accumulated	Treasury Stock			
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Other Comprehensive Income (Loss)	Number of Shares	Amount	Noncontrolling Interest	Total Shareholders' Equity
					(In thousands)				
Balance, January 1, 2022	122,472	$ 1,273	$ 1,276,213	$ (175,960)	$ (20,216)	4,852	$ (105,099)	$ (1,195)	$ 975,016
Proceeds from stock options exercised	9	—	66	—	—	—	—	—	66
Stock based compensation expense	—	—	16,204	—	—	—	—	—	16,204
Shares withheld for net settlements of share-based awards [1]	(229)	(2)	(1,300)	—	—	—	—	—	(1,302)
Restricted stock granted	1,836	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(53)	—	—	—	—	—	—	—	—
Other adjustment	—	—	—	(89)	—	—	—	—	(89)
Issuance of common stock (ESPP)	26	—	198	—	—	—	—	—	198
Net income (loss)	—	—	—	171,813	—	—	—	(121)	171,692
Other comprehensive income	—	—	—	—	3,297	—	—	6	3,303
Balance, December 31, 2022	124,061	$ 1,289	$ 1,291,363	$ (4,236)	$ (16,919)	4,852	$ (105,099)	$ (1,310)	$ 1,165,088
Proceeds from stock options exercised	35	—	239	—	—	—	—	—	239
Stock based compensation expense	—	—	15,065	—	—	—	—	—	15,065
Shares withheld for net settlements of share-based awards [1]	(383)	(4)	(3,439)	—	—	—	—	—	(3,443)
Restricted stock granted	1,758	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(47)	—	—	—	—	—	—	—	—
Issuance of common stock (ESPP)	21	—	157	—	—	—	—	—	157
Sale of treasury shares [2]	642	—	(4,174)	—	—	(643)	9,924	—	5,750
Net income (loss)	—	—	—	107,325	—	—	—	(142)	107,183
Other comprehensive income (loss)	—	—	—	—	277	—	—	(2)	275
Balance, December 31, 2023	126,087	$ 1,303	$ 1,299,193	$ 103,089	$ (16,642)	4,209	$ (95,175)	$ (1,454)	$ 1,290,314
Proceeds from stock options exercised	584	6	8,186	—	—	—	—	—	8,192
Stock based compensation expense	—	—	18,107	—	—	—	—	—	18,107
Shares withheld for net settlements of share-based awards [1]	(698)	(7)	(9,650)	—	—	—	—	—	(9,657)
Restricted stock granted	1,827	18	(18)	—	—	—	—	—	—
Restricted stock canceled	(60)	—	—	—	—	—	—	—	—
Reissuance of treasury shares [3]	4,209	—	—	(95,175)	—	(4,209)	95,175	—	—
Issuance of common shares [3]	8,220	82	(1,696)	—	—	—	—	—	(1,614)
Issuance of common stock (ESPP)	12	—	158	—	—	—	—	—	158
Other adjustments to Additional Paid-In-Capital	—	—	976	—	—	—	—	—	976
Net income (loss)	—	—	—	31,966	—	—	—	(70)	31,896
Other comprehensive income (loss)	—	—	—	—	(4,960)	—	—	2	(4,958)
Balance, December 31, 2024	140,181	$ 1,402	$ 1,315,256	$ 39,880	$ (21,602)	—	$ —	$ (1,522)	$ 1,333,414

[1] During the years ended December 31, 2024, 2023 and 2022, the Company withheld shares through net share settlements to satisfy statutory tax withholding requirements upon vesting of shares of restricted stock held by employees.

[2] The Company sold treasury shares to partially fund its obligation under its Amended and Restated Executive Retirement Agreement with its Executive Chairman. Refer to Note 13 – Benefit Plans for further information.

[3] During 2024, the Company retired $229.9 million in aggregate principal amount of its outstanding 6.50% Exchangeable Senior Notes in private exchange transactions for an exchange value of approximately $415 million. The consideration consisted of cash of $229.9 million and approximately 12.4 million shares of GEO common stock. Of the total amount of shares issued, the Company issued 4,209,847 shares that were previously held in treasury. Refer to Note 11- Debt for further information.

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2024, 2023 and 2022

1. Summary of Business Organization, Operations and Significant Accounting Policies

The GEO Group, Inc., a Florida corporation, and subsidiaries (the "Company" or "GEO") specializes in the ownership, leasing and management of secure facilities, processing centers and reentry centers in the United States, Australia and South Africa. The Company owns, leases and operates a broad range of facilities including maximum, medium and minimum-security facilities, processing centers, as well as community-based reentry facilities and offers an expanded delivery of rehabilitation services under its 'GEO Continuum of Care' platform. The 'GEO Continuum of Care' platform integrates enhanced rehabilitative programs, which are evidence-based and include cognitive behavioral treatment and post-release services and provides academic and vocational classes in life skills and treatment programs while helping individuals reintegrate into their communities. The Company develops new facilities based on contract awards, using its project development expertise and experience to design, construct and finance what it believes are state-of-the-art facilities that maximize security and efficiency. The Company provides innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. The Company also provides secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through its joint venture GEOAmey Ltd. ("GEOAmey"). As of December 31, 2024, GEO's worldwide operations included the ownership and/or management of approximately 79,000 beds at 99 secure and community services facilities, including idle facilities and projects under development, and also includes the provision of reentry and electronic monitoring and supervision services for thousands of individuals, including an array of technology products including radio frequency, GPS, and alcohol monitoring devices.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies of the Company are described below.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The equity method of accounting is used for investments in non-controlled affiliates in which the Company's ownership ranges from 20 to 50 percent, or in instances in which the Company is able to exercise significant influence but not control. The Company reports South Africa Custodial Services ("SACS") and its 50% owned joint venture in the United Kingdom, GEOAmey, under the equity method of accounting. Noncontrolling interests in consolidated entities represent equity that other investors have contributed to South Africa Custodial Management ("SACM"). Non-controlling interests are adjusted for income and losses allocable to the other shareholders in these entities. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period financial statements. These reclassifications had no effect on the previously reported results of operations and represent the reclassification of certain expenses from operating expenses to other income/expense that were not significant.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's significant estimates include reserves for self-insured retention related to general liability and workers' compensation insurance, projected cash flows used to evaluate asset impairment, useful lives of its property, equipment and intangible assets. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While the Company believes that such estimates are reasonable when considered in conjunction with the consolidated financial statements taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates. If actual results significantly differ from the Company's estimates, the Company's financial condition and results of operations could be materially impacted.

Cash and Cash Equivalents

Cash and cash equivalents include all interest-bearing deposits or investments with original maturities of three months or less when purchased. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the United States, Australia, South Africa and the United Kingdom. As of December 31, 2024 and 2023, the Company had $28.4 million and $35.8 million in cash and cash equivalents held by its international subsidiaries, respectively.

Concentration of Credit Risk

The Company maintains deposits of cash in excess of federally insured limits with certain financial institutions and accordingly the Company is subject to credit risk. Other than cash, financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable, investments in marketable securities, long-term debt and financial instruments used in hedging activities. The Company's cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals.

Accounts Receivable

Accounts receivable consists primarily of trade accounts receivable due from federal, state, local and international government agencies for operating and managing secure facilities, providing community-based services, providing electronic monitoring and supervision services, providing construction and design services and providing residential and transportation services. The Company generates receivables with its governmental clients and with other parties in the normal course of business as a result of billing and receiving payment. The Company regularly reviews outstanding receivables and provides for estimated losses through a credit loss reserve. In evaluating the level of credit loss reserves, the Company makes judgments regarding its customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the credit loss reserve may be required. The Company also performs ongoing credit evaluations for some of its customers' financial conditions and generally does not require collateral. Generally, the Company receives payment for these services thirty to sixty days in arrears. However, certain of the Company's accounts receivable are paid by customers after the completion of their program year and therefore can be aged in excess of one year. The Company maintains reserves for potential credit losses, and such losses traditionally have been within its expectations. Actual write-offs are charged against the credit loss reserve when collection efforts have been unsuccessful. As of December 31, 2024 and 2023, the Company's trade receivables that were considered to be long-term were not significant.

Restricted Cash and Cash Equivalents

The following table provides a reconciliation of cash, cash equivalents and restricted cash and cash equivalents reported on the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2024	December 31, 2023	December 31, 2022
Cash and Cash Equivalents	$ 76,896	$ 93,971	$ 95,073
Restricted cash and cash equivalents - current	2,785	—	—
Restricted cash and investments - non-current	145,366	135,968	111,691
Less Restricted investments - non-current	(99,183)	(70,072)	(62,921)
Total cash, cash equivalents and restricted cash and cash equivalents shown in the statement of cash flows	$ 125,864	$ 159,867	$ 143,843

Amounts included in restricted cash and cash equivalents are attributable to certain contractual cash restriction requirements at the Company's wholly owned Australian subsidiary related to asset replacement funds contractually required to be maintained and other guarantees as well as cash held in the Company's captive insurance company, Florina. Restricted investments - non-current (included in Restricted Cash and Investments in the accompanying consolidated balance sheets) consists of the Company's rabbi trust established for an employee and employer contributions to The GEO Group, Inc. Non-qualified Deferred Compensation Plan, its rabbi trust established for its Executive Chairman's retirement account held in a money market fund, investments in equity and fixed income mutual funds and money market funds held in the Company's captive insurance subsidiary, Florina, and certain contractual cash requirements at the Company's wholly owned Australian subsidiary related to certain performance guarantees at its Ravenhall facility. The investments held in the rabbi trust related to The GEO Group, Inc. Non-Qualified Deferred Compensation Plan and the investments in equity and fixed income mutual funds held in Florina are restricted investments that are not considered to be restricted cash and cash equivalents in the accompanying consolidated statements of cash flows. Refer to Note 8 - Financial Instruments.

Prepaid expenses and Other Current Assets

Prepaid expenses and other current assets include assets that are expected to be realized within the next fiscal year. Prepaid expenses represents $37.4 million and $40.2 million of the total balance as of December 31, 2024 and 2023. Other current assets consist primarily of food and uniform inventory. Included in the balance at December 31, 2024 is approximately $8.9 million of federal, state and international tax overpayments that will be applied against tax payments in 2025. Included in the balance at December 31, 2023 is approximately $5.8 million of federal, state and international tax overpayments that were applied against tax payments in 2024.

Inventory

Inventory, which consists primarily of component parts related to electronic monitoring equipment, is stated at the lower of average cost or net realizable value and is approximately $35.9 million and $25.1 million at December 31, 2024 and 2023, respectively. Inventory is included in Other Non-Current Assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated amortization and depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 50 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. The Company performs ongoing evaluations of the estimated useful lives of the property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. If the assessment indicates that assets will be used for a longer or shorter period than previously anticipated, the useful lives of the assets are revised, resulting in a change in estimate. The Company has not made any such changes in estimates during the years ended December 31, 2024, 2023 and 2022. Maintenance and repairs are expensed as incurred. Interest is capitalized in connection with the construction of company-owned secure facilities. Cost for self-constructed secure facilities includes direct materials and labor, capitalized interest and certain other indirect costs associated with construction of the facility, such as property taxes, other indirect labor and related benefits and payroll taxes. The Company begins the capitalization of costs during the pre-construction phase, which is the period during which costs are incurred to evaluate the site and continues until the facility is substantially complete and ready for occupancy. Labor costs capitalized for the years ended December 31, 2024 were approximately $0.8 million. Labor costs capitalized for the years ended 2023 and 2022 were not significant. The capitalized costs of real estate projects are assigned to individual components of the project based on specific identification. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Refer to Note 5 - Property and Equipment.

Assets Held for Sale

At December 31, 2024 and 2023, the Company had no properties classified as assets held for sale.

Asset Impairments

The following table summarizes the Company's idled facilities as of December 31, 2024 and their respective carrying values, excluding equipment and other assets that can be easily transferred to other facilities.

Facility	Year Idled	Secure Services Design Capacity (beds)	Reentry Services Design Capacity (beds)	Secure Services Net Carrying Value December 31, 2024	Reentry Services Net Carrying Value December 31, 2024	Total Net Carrying Value December 31, 2024
D. Ray James Correctional Facility	2021	1,900	-	48,079	-	48,079
Northlake Correctional Facility	2022	1,800	-	71,883	-	71,883
Rivers Correctional Facility	2021	1,450	-	34,608	-	34,608
Big Spring Correctional Facility	2021	1,732	-	27,471	-	27,471
Flightline Correctional Facility	2021	1,800	-	31,915	-	31,915
McFarland Female Community Reentry Facility	2020	-	300	-	9,848	9,848
Cheyenne Mountain Recovery Center [1]	2020	750	-	16,772	-	16,772
Hector Garza Center	2020	-	139	-	4,188	4,188
Delaney Hall [3]	2023	1,054	-	29,890	-	29,890
Philadelphia Residential [2]	2024	-	400	-	6,716	6,716
Coleman Hall [2]	2017	-	350	-	6,080	6,080
Total		10,486	1,189	$ 260,618	$ 26,832	$ 287,450

[1] This facility is under a contract that is yet to be activated.

[2] The Company had entered into a purchase and sale agreement in the second quarter of 2024 for these facilities that was less than the net carrying values. As such, the Company recorded a total impairment loss for both facilities of approximately $2.3 million during the second quarter of 2024 which is included in (loss) gain on asset divestitures/impairment in the accompanying consolidated statements of operations.

The purchase and sale agreement was later terminated. There was no indication of impairment related to the Company's idle facilities during the years ended December 31, 2023 or 2022.

[3] On February 27, 2025, the Company announced that it has been awarded a 15-year ICE contract for this facility.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract or a prolonged decrease in population. If impairment indicators are present, the Company performs a recoverability test to determine whether or not an impairment loss should be measured.

The Company tests idle facilities for impairment upon notification that the facilities will no longer be utilized by the customer. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, the Company groups assets by facility for the purpose of considering whether any impairment exists. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts where available or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts achieved in the past at that facility or at similar facilities and probability weighted cash flows. The Company's probability weighted cash flows include adjustments to projected cash flows compared to the historical cash flows due to current business conditions which impact per diem rates as well as labor and other operating costs, changes related to facility mission due to changes in prospective clients, and changes in projected capacity and occupancy rates. The Company performs the impairment analysis on an annual basis, or more frequently as needed, for each of the idle facilities and takes into consideration updates each quarter for market developments affecting the potential utilization of each of the facilities in order to identify events that may cause the Company to reconsider the most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than the terms used in the Company's most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact the Company's ability to house certain types of individuals at such facility. Further, a substantial increase in the number of available beds at other facilities the Company owns, or in the marketplace, could lead to deterioration in market conditions and projected cash flows. Although they are not frequently received, an unsolicited offer to purchase any of the Company's idle facilities, at amounts that are less than their carrying value could also cause the Company to reconsider the assumptions used in the most recent impairment analysis. The Company has identified marketing prospects to utilize each of the remaining currently idled facilities and has determined that no current impairment exists. The Company has also received valuations from a third party on certain facilities. However, the Company can provide no assurance that it will be able to secure management contracts to utilize its idle facilities, or that it will not incur impairment charges in the future. In all cases, the undiscounted cash flows in the Company's analysis as of December 31, 2024, exceeded the carrying amounts of each facility, therefore no impairment charges were recorded.

The Company's evaluations also take into consideration historical experience in securing new facility management contracts to utilize facilities that had been previously idled for periods comparable to or in excess of the periods the Company's currently idle facilities have been idle. Such previously idled facilities are currently being operated under contracts that generate cash flows resulting in the recoverability of the net book value of the previously idled facilities by substantial amounts. Due to a variety of factors, the lead time to negotiate contracts with federal and state agencies to utilize idle bed capacity is generally lengthy which has historically resulted in periods of idleness similar to the ones the Company is currently experiencing.

By their nature, these estimates contain uncertainties with respect to the extent and timing of the respective cash flows due to potential delays or material changes to forecasted terms and conditions in contracts with prospective customers that could impact the estimate of projected cash flows. Notwithstanding the effects the current economy has had on the Company's customers for available beds in the short term which has led to the Company's decision to idle certain facilities, the Company believes the long-term trends favor an increase in the utilization of its idle facilities. This belief is also based on the Company's experience in working with governmental agencies faced with significant budgetary challenges which is a primary contributing factor to the lack of appropriated funding to build new bed capacity by federal and state agencies.

Leases

The Company determines whether a contract is or contains a lease if the contract conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration. For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of the lease payments over the term of the lease. Many of GEO's leases include rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments when appropriate. Only renewal or termination options that are reasonably certain to be exercised by the Company are included in the lease term which is used in the calculation of lease liabilities and right-of-use assets. In addition, lease agreements may include periodic adjustments to payment amounts for inflation or other variables, or may require payments for taxes, insurance, maintenance or other expenses, which are generally referred to as non-lease components. The Company accounts for non-lease components together with the related lease components for all classes of leased assets. The Company does not typically enter into lease agreements that contain a residual guarantee or that provide for variable lease payments.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value, however, most of GEO's lease agreements do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

For leases where the Company is the lessor, upon adoption of ASC 842, the Company elected to also apply the practical expedient to not separate non-lease components from the associated lease component if certain criteria are met for each class of underlying assets. Lease components are elements of an arrangement that provide the customer with the right to use an identified asset. Non-lease components are distinct elements of a contract that are not related to securing the use of the leased asset and revenue is recognized in accordance with ASC 606. The Company considers common area maintenance ("CAM") and service income associated with tenant work orders to be non-lease components because they represent delivery of a separate service but are not considered a cost of securing the identified asset. In the case of the Company's business, the identified asset would be the leased real estate. The Company assessed and concluded that the timing and pattern of transfer for non-lease components and the associated lease component are the same. The Company determined that the predominant component was the lease component and as such its leases continue to qualify as operating leases. The Company made a policy election to account for and present the lease component and the non-lease component as a single component in revenue.

Assets Held under Finance Leases

Assets held under finance leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is recognized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related lease and is included in depreciation expense.

Goodwill and Other Intangible Assets, Net

Goodwill

The Company has recorded goodwill as a result of its business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. The Company's goodwill is not amortized and is tested for impairment annually on the first day of the fourth quarter, and whenever events or circumstances arise that indicate impairment may have occurred. Impairment testing is performed for all reporting units that contain goodwill. The reporting units are the same as the reportable segments for U.S. Secure Services, Electronic Monitoring and Supervision Services, Reentry Services and International Services.

On the annual measurement date of October 1, 2024, the Company's management elected to qualitatively assess the Company's goodwill for impairment for its Electronic Monitoring and Supervision Services reporting unit. Under provisions of the qualitative analysis, when testing goodwill for impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative impairment test to identify goodwill impairment and measures the amount of goodwill impairment loss to be recognized, if any. The Company will also perform a quantitative test if it has been several years since the last one. The qualitative factors used by the Company's management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on the Company's existing business, the Company's financial performance and stock price, industry outlook and market competition. With respect to the qualitative assessment, management determined that, as of October 1, 2024, it was more likely than not that the fair value of the Electronic Monitoring and Supervision Services reporting unit exceeded its carrying values. The Company performed a quantitative analysis for its U.S. Secure Services and Reentry Services reporting units using a third-party valuation firm to determine the estimated fair value of the reporting unit using a discounted cash flow model. For U.S. Secure Services and Reentry Services reporting units, a discount rate of 13.5% and 12.0%, respectively, was utilized to adjust the cash flow forecasts based on the Company's estimate of a market participant's weighted-average cost of capital. Growth rates for sales and profits were determined using inputs from the Company's long-term planning process. The Company also made estimates for discount rates and other factors based on market conditions, historical experience and other economic factors. Changes in these factors could significantly impact the fair value of the reporting unit. With respect to the U.S. Secure Services and Reentry Services reporting units that were assessed quantitatively, management determined that the fair values exceeded their carrying values by a significant amount. A significant change in one or combination of the assumptions discussed above could have impacted the estimated fair value of the reporting unit. If the Company's expectations of future results and cash flows decrease significantly or other economic conditions deteriorate, goodwill may be further impaired. Goodwill recorded at the Company's International Services reporting unit is not significant. No impairment charges were recorded for the years ended December 31, 2024, 2023 or 2022.

Other Intangible Assets, Net

The Company has also recorded other finite and indefinite lived intangible assets as a result of previously completed business combinations. Other acquired finite and indefinite lived intangible assets are recognized separately if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the Company's intent to do so. The Company's intangible assets include facility management contracts, trade names and technology. The facility management contracts represent customer relationships in the form of management contracts acquired at the time of each business combination; the value of BI's and Protocol Criminal Justice, Inc.'s ("Protocol") trade names represent, among other intangible benefits, name recognition to its customers and intellectual property rights; and the acquired technology represented BI's innovation with respect to its GPS tracking, monitoring, radio frequency monitoring, voice verification monitoring and alcohol compliance systems which became fully amortized as of December 31, 2023. When establishing useful lives, the Company considers the period and the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; or, if that pattern cannot be reliably determined, using a straight-line amortization method over a period that may be shorter than the ultimate life of such intangible asset. The Company also considers the impact of renewal terms when establishing useful lives. The Company currently amortizes its acquired facility management contracts over periods ranging from three to twenty-one years and its acquired technology over seven years to eight years. There is no residual value associated with the Company's finite-lived intangible assets. The Company reviews its trade name assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company does not amortize its indefinite lived intangible assets. The Company reviews its indefinite lived intangible assets annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The qualitative factors used by GEO's management to determine the likelihood that the fair value of the reporting unit is less than the carrying amount include, among other things, a review of overall economic conditions and their current and future impact on our existing business, our financial performance and stock price, industry outlook and market competition. These reviews resulted in no significant impairment to the carrying value of the indefinite lived intangible assets for all periods presented. The Company records the costs associated with renewal and extension of facility management contracts as expenses in the period they are incurred.

Internal-Use Software

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software. Costs related to design or maintenance of internal-use software are expensed as incurred. As of December 31, 2024 and 2023, included in Property and Equipment, Net is approximately $18.8 million and $12.6 million of capitalized internal-use software costs, respectively.

Debt Issuance Costs

Debt issuance costs, net of accumulated amortization of $4.5 million and $15.3 million, totaling $34.6 million and $43.8 million at December 31, 2024 and 2023, respectively, are included in Long-Term Debt, Non-Recourse Debt and Other Non-Current Assets in the accompanying Consolidated Balance Sheets and are amortized to interest expense using the effective interest method over the term of the related debt. Refer to Note 11 - Debt for discussion of debt issuance costs written off in connection with the Company's private exchange transactions.

Lease Revenue

The Company leases nine of its owned facilities to unrelated parties. Six of which have a month-to-month term through June 2025. The carrying value of these leased facilities as of December 31, 2024 is $45.5 million, net of accumulated depreciation of $26.0 million. For the additional three leased facilities, one facility has a term that expires in October 2026. The carrying value of this leased facility as of December 31, 2024 was $2.2 million, net of accumulated depreciation of $0.9 million. One facility has a term of sixty-six months with one-year renewal options which base term expires in October 2028. The carrying value of this leased facility as of December 31, 2024 was $74.8 million, net of accumulated depreciation of $36.7 million. The remaining facility has a term of twenty years with renewals and expires in October 2041. The carrying value of this leased facility as of December 31, 2024 was $20.6 million, net of accumulated depreciation of $18.3 million. Rental income, included in Revenues, for leased facilities for the years ended December 31, 2024, 2023 and 2022 was approximately $15.0 million, $11.4 million and $5.6 million, respectively. As of December 31, 2024, future minimum rentals to be received on these leases are as follows:

Year	Annual Rental (in thousands)
2025	$ 13,686
2026	13,361
2027	13,375
2028	11,911
2029	4,259
Thereafter	53,903
Total	$ 110,495

Variable Interest Entities

The Company evaluates its joint ventures and other entities in which it has a variable interest (a "VIE"), generally in the form of investments, loans, guarantees, or equity in order to determine if it has a controlling financial interest and is required to consolidate the entity as a result. The reporting entity with a variable interest that provides the entity with a controlling financial interest in the VIE will have both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not consolidate its 50% owned South African joint venture interest in SACS, a VIE. SACS joint venture investors are GEO and Kensani Corrections, Pty. Ltd (an independent third party); each partner owns a 50% share. The Company has determined it is not the primary beneficiary of SACS since it does not have the power to direct the activities of SACS that most significantly impact its performance. As such, the Company's investment in this entity is accounted for under the equity method of accounting. SACS was established and subsequently, in 2001, was awarded a 25-year contract to design, finance and build the Kutama Sinthumule Correctional Centre in Louis Trichardt, South Africa. To fund the construction of the prison, SACS obtained long-term financing from its equity partners and lenders, the repayment of which is fully guaranteed by the South African government, except in the event of default, in which case the government guarantee is reduced to 80%. The Company's maximum exposure for loss under this contract is limited to its investment in the joint venture of approximately $7.2 million at December 31, 2024.

The Company does not consolidate its 50% owned joint venture in the United Kingdom. In February 2011, GEO UK, executed a Shareholders Agreement (the "Shareholders Agreement") with Amey Community Limited ("Amey") and Amey UK PLC ("Amey Guarantor") to form GEOAmey, a private company limited by shares incorporated in England and Wales. GEOAmey was formed by GEO UK and Amey (an independent third party) for the purpose of performing escort and related custody services in England, Wales and Scotland. In order to form this private company, GEOAmey issued share capital of £100 divided into 100 shares of £1 each and allocated the shares 50/50 to GEO UK and Amey. GEO UK and Amey each have three directors appointed to the Board of Directors and neither party has the power to direct the activities that most significantly impact the performance of GEOAmey. As such, the Company's investment in this entity is accounted for under the equity method of accounting. The Company's maximum exposure for loss under this contract is limited to its investment in the joint venture of approximately $10.3 million at December 31, 2024.

Fair Value Measurements

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). The Company carries certain of its assets and liabilities at fair value, measured on a recurring basis, in the accompanying Consolidated Balance Sheets. The Company also has certain assets and liabilities which are not carried at fair value in its accompanying Consolidated Balance Sheets and discloses the fair value measurements compared to the carrying values as of each balance sheet date. The Company's fair value measurements are disclosed in Note 8 - Financial Instruments and Note 9 - Fair Value of Assets and Liabilities. The Company establishes fair value of its assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data. Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability. The Company recognizes transfers between Levels 1, 2 and 3 as of the actual date of the event or change in circumstances that cause the transfer.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to GEO's customers, in an amount that reflects the consideration GEO expects to be entitled to in exchange for those goods or services. Sales, value-added and other taxes GEO collects concurrent with revenue producing activities and that are subsequently remitted to governmental authorities are excluded from revenues. The guidance distinguishes between goods and services. The definition of services under the guidance includes everything other than goods. As such, in the case of GEO, this guidance views the provision of housing and electronic monitoring as a service.

When a contract includes variable consideration, GEO determines an estimate of the variable consideration and evaluates whether the estimate needs to be constrained; therefore, GEO includes the variable consideration in the transaction price only to the extent that it is probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration estimates are updated at each reporting date. One of GEO's international contracts, related to its Ravenhall facility (discussed further below), contains a provision where a significant portion of the revenue for the contract is based on the performance of certain targets. These performance targets are based on specific criteria to be met over specific periods of time. Such criteria include the Company's ability to achieve certain contractual benchmarks relative to the quality of service it provides, non-occurrence of certain disruptive events, effectiveness of its quality control programs and its responsiveness to customer requirements. The performance of these targets is measured quarterly and there was no significant constraint on the estimate of such variable consideration for this contract during the years ended December 31, 2024, 2023 and 2022.

GEO does not disclose the value of unsatisfied performance obligations for (i) contracts with an expected length of one year or less and (ii) contracts for which revenue is recognized at the amount to which GEO has the right to invoice for services performed, which is generally the case for all of GEO's contracts. Incidental items that are immaterial in the context of the contract are recognized as expense. GEO generally does not incur incremental costs related to obtaining a contract with its customers that would meet the requirement for capitalization. There were no assets recognized from costs to obtain a contract with a customer at December 31, 2024 or 2023.

The timing of revenue recognition may differ from the timing of invoicing to customers. GEO records a receivable when services are performed which are due from its customers based on the passage of time. GEO records a contract liability if consideration is received in advance of the performance of services. Generally, GEO's customers do not provide payment in advance of the performance of services. Therefore, any contract liability is not significant at December 31, 2024 or 2023. Revenue recognized during the years ended December 31, 2024 and 2023 that was included in the opening balance of unearned revenue was not significant. There have been no significant amounts of revenue recorded in the periods presented from performance obligations either wholly or partially satisfied in prior periods.

The right to consideration under GEO's contracts is only dependent on the passage of time and is therefore considered to be unconditional. Payment terms and conditions vary by contract type although terms generally include a requirement of payment within 30 days after performance obligations are satisfied and generally do not include a significant financing component. There have been no significant changes in receivables or unearned revenue balances during the periods other than regular invoicing and collection activity.

The following table disaggregates GEO's revenue by major source and also provides a reconciliation with revenue information disclosed for reportable segments in Note 14 - Business Segments and Geographic Information:

	Year Ended December 31, 2024 (in thousands)				
	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased: Secure Services	$ 1,207,979	$ —	$ —	$ —	$ 1,207,979
Owned and Leased: Community-based	—	—	163,911	—	163,911
Managed Only	396,407	—	6,421	208,924	611,752
Electronic Monitoring Services and Other Reentry	—	332,826	107,234	—	440,060
Total Revenues	$ 1,604,386	$ 332,826	$ 277,566	$ 208,924	$ 2,423,702

	Year Ended December 31, 2023 (in thousands)				
	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased - Secure Services	$ 1,140,548	$ —	$ —	$ —	$ 1,140,548
Owned and Leased - Community-based	—	—	166,987	—	166,987
Managed Only	377,744	—	5,093	193,894	576,731
Electronic Monitoring Services and Other Reentry	—	425,879	103,022	—	528,901
Total Revenues	$ 1,518,292	$ 425,879	$ 275,102	$ 193,894	$ 2,413,167

	Year Ended December 31, 2022 (in thousands)				
	U.S Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International	Total
Owned and Leased - Secure Services	$ 1,109,923	$ —	$ —	$ —	$ 1,109,923
Owned and Leased - Community-based	—	—	155,932	—	155,932
Managed Only	327,908	—	6,913	187,200	522,021
Electronic Monitoring Services and Other Reentry	—	496,268	92,583	—	588,851
Total Revenues	$ 1,437,831	$ 496,268	$ 255,428	$ 187,200	$ 2,376,727

Owned and Leased - Secure Services

GEO recognizes revenue for secure housing services where GEO owns or leases the facility as services are performed. GEO provides for the safe and secure housing and care of incarcerated individuals under public-private partnerships with federal, state and local government agencies. This includes providing 24-hour care and supervision, including but not limited to, such services as medical, transportation, food service, laundry services and various programming activities. These tasks are considered to be activities to fulfill the safe and secure housing performance obligation and are not considered to be individually separate promises in the contract. Each of these activities is highly interrelated and GEO performs a significant level of integration of these activities. GEO has identified these activities as a bundle of services and determined that each day of the promised service is distinct. The services provided are part of a series of distinct services that are substantially the same and are measured using the same measure of progress (time-based output method). GEO has determined that revenue for these services are recognized over time as its customers simultaneously receive and consume the benefits as the services are performed, which is on a continual daily basis, and GEO has a right to payment for performance completed to date. Time-based output methods of revenue recognition are considered to be a faithful depiction of GEO's efforts to fulfill its obligations under its contracts and therefore reflect the transfer of services to its customers. GEO's customers generally pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Owned and Leased - Community-based

GEO recognizes revenue for community-based reentry services where GEO owns or leases the facility in a manner similar to its secure services discussed above. GEO provides individuals nearing the end of their judicially imposed sentence with the resources necessary to productively transition back into society. Through its residential reentry centers, GEO provides federal and state parolees and probationers with temporary housing, rehabilitation, substance abuse counseling and vocational and educational programs. These activities are considered to be a bundle of services which are a part of a series of distinct services recognized over time based on the same criteria as discussed above for secure services revenues. GEO's customers also generally pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Managed Only

GEO recognizes revenue for its managed only contracts in the same manner as its Owned and Leased Secure Services and Owned and Leased Community-based contracts as discussed above. The primary exception is that GEO does not own or lease the facility. The facility is owned by the customer. In certain circumstances, GEO's customers may request that GEO make certain capital improvements to the facility or make other payments related to the facility. These payments are amortized as a reduction of revenues over the life of the contract. GEO's customers generally pay for these services based on a net rate per day per individual or a fixed monthly rate.

Electronic Monitoring and Supervision Services and Other Reentry

Electronic Monitoring and Supervision Services and Other Reentry revenue consist of the Company's contracts with federal and various state and local governments to provide location, alcohol and drug detecting electronic monitoring and case management services to individuals on an as needed or as requested basis. This category also includes the Company's day reporting centers.

GEO recognizes revenues for electronic monitoring and case management services as the services are performed. Services provided consist of community-based supervision (home visits), in-person reporting, telephonic reporting and GPS and other electronic monitoring as well as overall contract management services. The rates for the various services are considered to be stated at their individual stand-alone selling prices. GEO has determined that the services to be provided are recognized over time based on the unit of occurrence of the various services as its customer simultaneously receives and consumes the benefits as the services are performed and GEO has a right to payment for performance completed to date. Generally, these services are paid based on a net rate per occurrence and a monthly fee for management services.

Certain of the Company's electronic monitoring contracts include providing monitoring equipment and related monitoring services activities (using internal proprietary software platforms) to its customers. These tasks are considered to be activities to fulfill the promise to provide electronic monitoring services to individuals and are not considered to be individually separate promises in the contract. In the context of the contract, the equipment and monitoring service is not considered to be capable of being distinct as the customer typically cannot benefit from the equipment or monitoring service on its own or with other readily available resources. Management has identified these activities as a bundle of services and determined that each day or unit of the promised service is distinct. These services are part of a series of distinct services that are substantially the same and are measured using the same measure of progress (time-based output method) and are therefore accounted for as a single performance obligation. GEO has determined that services are recognized over time as the customer simultaneously receives and consumes the benefits as the services are performed and GEO has a right to payment for performance completed to date.

Services provided for GEO's day reporting centers are similar to its Owned and Leased Community-based services discussed above with the exception of temporary housing.

Income Taxes

The consolidated financial statements reflect provisions for federal, state, local and foreign income taxes. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carryforwards. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities as a result of a change in tax rates is recognized as income in the period that includes the enactment date. Refer to Note 15 - Income Taxes.

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Significant judgments are required to determine the consolidated provision for income taxes. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Realization of the Company's deferred tax assets is dependent upon many factors such as tax regulations applicable to the jurisdictions in which the Company operates, estimates of future taxable income and the character of such taxable income.

Additionally, the Company must use judgment in addressing uncertainties in the application of complex tax laws and regulations. If actual circumstances differ from the Company's assumptions, adjustments to the carrying value of deferred tax assets or liabilities may be required, which may result in an adverse impact on the results of its operations and its effective tax rate. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria. The Company has not made any significant changes to the way it accounts for its deferred tax assets and liabilities in any year presented in the consolidated financial statements. Based on its estimate of future earnings and its favorable earnings history, the Company currently expects full realization of the deferred tax assets net of any recorded valuation allowances. Furthermore, tax positions taken by the Company may not be fully sustained upon examination by the taxing authorities. In determining the adequacy of our provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

Reserves for Insurance Losses

The nature of the Company's business exposes it to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals within our care, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or individuals within our care, including damages arising from the escape of an individual in the Company's care or from a disturbance or riot at a facility. In addition, the Company's management contracts generally require it to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company maintains a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which the Company carries no insurance. There can be no assurance that the Company's insurance coverage will be adequate to cover all claims to which it may be exposed. It is the Company's general practice to bring merged or acquired companies into its corporate master policies in order to take advantage of certain economies of scale.

On October 1, 2021, GEO formed a wholly owned captive insurance subsidiary, Florina Insurance Company, Inc. ("Florina"), to enhance its risk financing strategies. Florina is incorporated in the state of Vermont and is licensed and regulated by the state of Vermont, including with respect to its insurance programs, levels of liquidity and other requirements. GEO began procuring insurance policies to cover deductibles for workers' compensation, general liability, automobile liability, medical professional liability and directors' and officers' liability as well as the option of procuring insurance policies for excess liability and excess medical professional liability through Florina effective October 1, 2021. Florina holds cash and investments in order to meet solvency requirements and meet financial obligations as presented, including an investment portfolio of marketable fixed income and equity securities.

The Company currently maintains a general liability policy and excess liability policies with total limits of $75.0 million per occurrence and $95.0 million total general liability annual aggregate limits covering the operations of U.S. Secure Services, Reentry Services and Electronic Monitoring and Supervision Services through commercial and captive insurance policies. The Company has a professional liability program with a specific loss limit of $45.0 million per occurrence and in the aggregate related to medical professional liability claims arising out of correctional healthcare services. The Company is uninsured for any claims in excess of these limits. We also maintain insurance to cover property and other casualty risks including, workers' compensation, environmental liability, cybersecurity liability and automobile liability.

For most casualty insurance policies, the Company carries substantial deductibles or self-insured retentions of $4.0 million per occurrence for general liability and $5.0 million per occurrence for medical professional liability, $2.0 million per occurrence for workers' compensation, $2.3 million per occurrence for directors' and officers' liability and $1.0 million per occurrence for automobile liability. In addition, certain of the Company's facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage.

Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California and the Pacific Northwest may prevent the Company from insuring some of its facilities to full replacement value.

With respect to operations in South Africa and Australia, the Company utilizes locally procured insurance to meet contractual insurance requirements and protect the Company.

Of the insurance policies discussed above, the Company's most significant insurance reserves relate to workers' compensation, general liability and auto claims. These reserves, which include Florina's reserves and GEO's legacy reserves and administrative costs for the plans, are undiscounted and were $56.9 million and $65.6 million as of December 31, 2024 and 2023, respectively, and are included in Accrued Expenses in the accompanying Consolidated Balance Sheets. The Company uses statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, the Company considers such factors as historical frequency and severity of claims at each of its facilities, claim development, payment patterns and changes in the nature of its business, among other factors. Such factors are analyzed for each of the Company's business segments. The Company estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. The Company also may experience variability between its estimates and the actual settlement due to limitations inherent in the estimation process, including its ability to estimate costs of processing and settling claims in a timely manner as well as its ability to accurately estimate the Company's exposure at the onset of a claim. Because the Company has high deductible insurance policies, the amount of its insurance expense is dependent on its ability to control its claims experience. If actual losses related to insurance claims significantly differ from the Company's estimates, its financial condition, results of operations and cash flows could be materially adversely impacted.

Comprehensive Income

Comprehensive income (loss) represents the change in shareholders' equity from transactions and other events and circumstances arising from non-shareholder sources. The Company's total comprehensive income is comprised of net income attributable to GEO, net income attributable to noncontrolling interests, foreign currency translation adjustments that arise from consolidating foreign operations that do not impact cash flows, net unrealized gains and/ or losses on derivative instruments, and pension liability adjustments in the consolidated statements of shareholders' equity.

The components of accumulated other comprehensive loss attributable to GEO included in the consolidated statement of shareholders' equity are as follows (in thousands):

	Foreign currency translation adjustments attributable to The GEO Group, Inc.	Unrealized gain on derivatives, net of tax	Change Marketable Securities, net of tax	Pension adjustments, net of tax	Total
Balance, January 1, 2024	$ (19,755)	$ 3,041	$ —	$ 72	$ (16,642)
Current-period other comprehensive income (loss)	(7,184)	792	(15)	1,447	(4,960)
Balance, December 31, 2024	$ (26,939)	$ 3,833	$ (15)	$ 1,519	$ (21,602)

	Foreign currency translation adjustments attributable to The GEO Group, Inc.	Unrealized loss on derivatives, net of tax	Change Marketable Securities, net of tax	Pension adjustments, net of tax	Total
Balance, January 1, 2023	$ (20,015)	$ 3,645	$ (953)	$ 404	$ (16,919)
Current-period other comprehensive income (loss)	260	(604)	953	(332)	277
Balance, December 31, 2023	$ (19,755)	$ 3,041	$ —	$ 72	$ (16,642)

There were no reclassifications out of accumulated other comprehensive income (loss) during the years ended December 31, 2024 or 2023.

The foreign currency translation adjustment, net of tax, related to noncontrolling interests was not significant for the years ended December 31, 2024 or 2023.

Foreign Currency Translation

The Company's foreign operations use their local currencies as their functional currencies. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and shareholders' equity is translated at historical rates. Income statement items are translated at the average exchange rates for the year. Any adjustment resulting from translating the financial statements of the foreign subsidiary is reflected as other comprehensive income, net of related tax. Gains and losses on foreign currency transactions are included in the statement of operations.

Derivatives

The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in interest rates. The Company measures its derivative financial instruments at fair value and records derivatives as either assets or liabilities on the balance sheet. For derivatives that are designed as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For derivative instruments that are designated as and qualify as effective fair value hedges, the gain or loss on the derivative instruments as well as the offsetting gain or loss on the hedged items attributable to the hedged risk is recognized in current earnings as interest income (expense) during the period of the change in fair values. For derivative instruments that do not meet the requirements for hedge accounting, changes in fair value are recorded in earnings. Derivative instruments are classified in the same category as cash flows from the items being hedged and any related gains and losses are reported as financing activities in the Consolidated Statement of Cash Flows.

The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate liabilities and attributing all derivatives that are designated as fair value hedges to fixed rate liabilities. The Company also assesses whether each derivative is highly effective in offsetting changes in the cash flows of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

Stock-Based Compensation Expense

The Company recognizes the cost of stock-based compensation awards based upon the grant date fair value of those awards. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized. Stock-based compensation expense is recognized ratably over the requisite service period, which is typically the vesting period.

The fair value of stock-based option awards was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for options awarded during years 2024, 2023 and 2022:

	2024	2023	2022
Risk free interest rates	4.35%	4.27%	1.56%
Expected term	4-5 years	4-5 years	4-5 years
Expected volatility	53%	52%	48%

The Company uses historical data to estimate award exercises and employee terminations/forfeitures within the valuation model. The expected term of the awards represents the period of time that awards granted are expected to be outstanding and is based on historical data and expected holding periods. The maximum contractual term of stock-based option awards is ten years. The Company issues shares of its common stock upon the exercise of stock-based option awards out of its reserve established for its Amended 2018 Plan.

For restricted stock share-based awards that contain a performance condition, the achievement of the targets must be probable before any share-based compensation is recorded. If subsequent to the initial measurement there is a change in the estimate of the probability of meeting the performance condition, the effect of the change in the estimated quantity of awards expected to vest is recognized by cumulatively adjusting compensation expense. If ultimately the performance targets are not met, for any awards where vesting was previously deemed probable, previously recognized compensation expense will be reversed in the period in which vesting is no longer deemed probable.

For restricted stock share-based awards that contain a market condition, the probability of satisfying the market condition is considered in the estimate of grant-date fair value and previously recorded compensation expense is not reversed if the market condition is never met. The fair value of restricted stock awards granted in 2024, 2023 and 2022 with market-based performance conditions was determined based on a Monte Carlo simulation, which calculates a range of possible outcomes and the probabilities that they will occur, using the following average key assumptions:

	2024	2023	2022
Expected volatility	52.0%	62.9%	57.5%
Beta	0.95	0.92	0.93
Risk free interest rate	4.30%	4.60%	1.45%

Earnings Per Share

Basic earnings per share of common stock is computed by dividing the net income attributable to The GEO Group, Inc. available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income attributable to The GEO Group, Inc. available to common stockholders represents net income attributable to The GEO Group, Inc. reduced by an allocation of earnings to participating securities. The 6.50% Exchangeable Notes due 2026, which contain non-forfeitable rights to dividends declared and paid on the shares of common stock, are participating securities and are included in the computation of earnings per share pursuant to the two-class method. Diluted EPS is calculated under the if-converted method and the two-class method for each class of shareholders using the weighted average number of shares attributable to each class. The calculation that results in the lowest diluted earnings per share amount for common stock is reported in the Company's financial statements.

Recent Accounting Pronouncements

The following accounting standard was adopted in the current period:

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (CODM). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted the new standard effective December 31, 2024. As a result, the Company has enhanced its segment disclosures to include the presentation of significant expenses by segment and the disclosure of its CODM. The adoption of this ASU affects only the Company's disclosures, with no impacts to its financial condition and results of operations. Refer to Note 14 - Business Segments and Geographic Information.

The following accounting standards will be adopted in future periods:

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. While this ASU will impact only the Company's disclosures and not its financial condition and results of operations, the Company is currently evaluating when it will adopt the ASU.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity (PBE) to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all periods presented. The Company will adopt this ASU prospectively for the period ending December 31, 2025, and it will impact only its disclosures with no impacts to its financial condition and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not, or are not expected to, have a material effect on our results of operations or financial position.

.

2. Shareholders' Equity

Common Stock

Each holder of the Company's common stock is entitled to one vote per share on all matters to be voted upon by the Company's shareholders. Upon any liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities, subject to the liquidation preference of shares of preferred stock, if any, then outstanding.

Preferred Stock

In April 1994, the Company's Board authorized 30 million shares of "blank check" preferred stock. The Board is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges. As of December 31, 2024 and 2023, there were no shares of preferred stock outstanding.

Automatic Shelf Registration on Form S-3

On October 30, 2023, the Company filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") that enables the Company to offer for sale, from time to time and as the capital markets permit, an unspecified amount of common stock, preferred stock, debt securities, guarantees of debt securities, warrants and units. The shelf registration statement became automatically effective upon filing and is valid for three years.

Prospectus Supplement

On December 28, 2023, in connection with the shelf registration, the Company filed with the SEC a prospectus supplement related to the offer and sale from time to time of our common stock at an aggregate offering price of up to $300 million through sales agents. Sales of shares of GEO's common stock under the prospectus supplement and equity distribution agreements entered into with the sales agents, if any, will be made in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933. There were no shares of common stock sold under this prospectus supplement during the year ended December 31, 2024.

Noncontrolling Interests

The Company includes the results of operations and financial position of SACM or the "joint venture", its majority-owned subsidiary, in its consolidated financial statements. SACM was established in 2001 to operate correctional centers in South Africa. The joint venture currently provides security and other management services for the Kutama Sinthumule Correctional Centre in the Republic of South Africa under a 25-year management contract which commenced in February 2002. The Company's and the joint venture partner's shares in the profits of the joint venture are 88.75% and 11.25%, respectively. There were no changes in the Company's ownership percentage of the consolidated subsidiary during the years ended December 31, 2024, 2023 and 2022.

3. Equity Incentive Plans

The Board adopted The GEO Group, Inc. Second Amended and Restated 2018 Stock Incentive Plan (the "Amended 2018 Plan"), which was approved by the Company's shareholders and became effective on May 3, 2024. The Amended 2018 Plan supersedes the previous 2018 Stock Incentive Plan. As of the date the Amended 2018 Plan was approved by the Company's shareholders, it provided for a reserve of an additional 12,400,000 shares of common stock that may be issued pursuant to awards granted under the Amended 2018 Plan. The Company filed a Form S-8 registration statement related to the Amended 2018 Plan on May 7, 2024.

Under the terms of the Amended 2018 Plan, the vesting period and, in the case of stock options, the exercise price per share, are determined by the terms of each grant agreement. All stock options that have been granted under the Company plans are exercisable at the fair market value of the common stock at the date of the grant. Generally, the stock options vest and become exercisable ratably over a four-year period. All stock options awarded under the Amended 2018 Plan expire no later than ten years after the date of the grant. When options are exercised, the Company issues shares of common stock related to the exercised options.

The Company recognized compensation expense related to the Amended 2018 Plan for the years ended December 31, 2024, 2023 and 2022 as follows (in thousands):

	2024	2023	2022
Stock option plan expense	$ 993	$ 631	$ 552
Restricted stock expense	$ 17,115	$ 14,433	$ 15,652

Stock Options

A summary of the activity of the Company's stock options is presented below:

	Shares (In thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (In thousands)
Options outstanding at January 1, 2024	2,038	$ 16.94	5.48	$ 2,558
Granted	389	13.08		
Exercised	(584)	14.77		
Forfeited/Canceled	(211)	17.53		
Options outstanding at December 31, 2024	1,632	$ 16.64	5.59	$ 19,520
Options vested and expected to vest at December 31, 2024	1,567	$ 16.86	5.45	$ 18,436
Options exercisable at December 31, 2024	902	$ 21.81	3.33	$ 6,569

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of 2024 and the exercise price, times the number of shares that are "in the money") that would have been received by the option holders had all option holders exercised their options on December 31, 2024. This amount changes based on the fair value of the Company's stock.

The following table summarizes information relative to stock option activity during the years ended December 31, 2024, 2023 and 2022 (in thousands):

	2024	2023	2022
Intrinsic value of options exercised	$ 4,804	$ 94	$ 24
Fair value of shares vested	$ 658	$ 519	$ 600

The following table summarizes information about the exercise prices and related information of stock options outstanding under the Amended 2018 Plan at December 31, 2024:

Exercise Prices ($)	Options Outstanding			Options Exercisable		
	Number Outstanding (In thousands)	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number Exercisable	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price
0-8.75	300	6.68	$ 6.53	117	6.51	$ 6.83
8.75-18.23	702	8.16	$ 12.00	155	5.64	$ 13.59
18.23-27.35	290	3.10	$ 21.55	290	3.10	$ 21.55
27.35-34.42	340	1.38	$ 30.94	340	1.38	$ 30.94
Total	1,632	5.59	$ 16.64	902	3.33	$ 21.81

The weighted average grant date fair value of options granted during the year ended December 31, 2024, 2023 and 2022 was $6.64, $4.53 and $2.49 per share, respectively. There were 0.4 million, 0.4 million and 0.3 million options granted during the year ended December 31, 2024, 2023 and 2022, respectively.

The following table summarizes the status of non-vested stock options as of December 31, 2024 and changes during the year ended December 31, 2024:

	Number of Shares (In thousands)	Wtd. Avg. Grant Date Fair Value
Options non-vested at January 1, 2024	410	$ 2.95
Granted	389	6.64
Vested	(270)	2.44
Forfeited	(211)	3.59
Options non-vested at December 31, 2024	318	$ 4.86

As of December 31, 2024, the Company had $2.7 million of unrecognized compensation costs related to non-vested stock option awards that are expected to be recognized over a weighted average period of 2.9 years.

Restricted Stock

During the year ended December 31, 2024, the Company granted 1,820,838 shares of restricted stock to certain employees and executive officers. Of these awards, 908,992 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics during 2024, 2025 and 2026. The fair value of restricted stock awards, which do not contain a market-based condition, is determined using the closing price of the Company's common stock on the date of the grant and compensation expense is recognized over the vesting period. Generally, the restricted stock awards vest in equal increments over either a three or four-year period.

The vesting of market and performance-based restricted stock grants awarded in 2024 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the shares of restricted stock ("TSR Target Award") can vest at the end of a three-year performance period if GEO meets certain total shareholder return ("TSR") performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2024 to December 31, 2026 and (ii) up to 50% of the shares of restricted stock ("ROCE Target Award") can vest at the end of a three-year period if GEO meets certain return on capital employed ("ROCE") performance targets over a three year period from January 1, 2024 to December 31, 2026. These market and performance awards can vest at between 0% and 200% of the target awards for both metrics. The number of shares shown for the market and performance-based awards is based on the target awards for both metrics.

During the year ended December 31, 2023, the Company granted 1,758,455 shares of restricted stock to certain employees and executive officers. Of these awards, 422,121 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics over a three-year period from January 1, 2023 to December 31, 2025.

The vesting of the market and performance-based restricted stock grants awarded in 2023 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the TSR Target Award can vest at the end of a three-year performance period if GEO meets certain TSR performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2023 to December 31, 2025; and (ii) up to 50% of the ROCE Target Award can vest at the end of a three-year performance period if GEO meets certain ROCE performance targets over a three year period from January 1, 2023 to December 31, 2025. These market and performance-based awards can vest at between 0% and 200% of the target awards for both metrics. The number of shares shown for the market and performance-based awards is based on the target awards for both metrics.

During the year ended December 31, 2022, the Company granted approximately 1,835,592 shares of restricted stock to its executive officers and to certain senior employees. Of these awards, 1,025,000 are market and performance-based awards that will be forfeited if the Company does not achieve certain annual metrics over a three-year period from January 1, 2022 to December 31, 2024.

The vesting of the market and performance-based restricted stock grants awarded in 2022 are subject to the achievement by GEO of two annual performance metrics as follows: (i) up to 50% of the TSR Target Award can vest at the end of a three-year performance period if GEO meets certain TSR performance targets, as compared to the total shareholder return of a peer group of companies, over a three year period from January 1, 2022 to December 31, 2024; and (ii) up to 50% of the ROCE Target Award can vest at the end of a three-year period if GEO meets certain ROCE performance targets over a three year period from January 1, 2022 to December 31, 2024. These market and performance-based awards can vest at the end of the three-year performance period at between 0% and 200% of the target awards for both metrics. The number of shares shown for the performance-based awards is based on the target awards for both metrics.

The metric related to TSR is considered to be a market condition. For share-based awards that contain a market condition, the probability of satisfying the market condition must be considered in the estimate of grant-date fair value. Compensation expense is recognized over the vesting period and previously recorded compensation expense is not reversed if the market condition is never met. Refer to Note 1 - Summary of Business Organization, Operations and Significant Accounting Policies-*Stock-Based Compensation Expense,* for the assumptions and method used to value these awards.

The metric related to ROCE is considered to be a performance condition. For share-based awards that contain a performance condition, the achievement of the targets must be probable before any share-based compensation expense is recorded. The Company reviews the likelihood of which target in the range will be achieved and if deemed probable, compensation expense is recorded at that time. If subsequent to the initial measurement there is a change in the estimate of the probability of meeting the performance condition, the effect of the change in the estimated quantity of awards expected to vest is recognized by cumulatively adjusting compensation expense. If ultimately the performance targets are not met, for any awards where vesting was previously deemed probable, previously recognized compensation expense will be reversed in the period in which vesting is no longer deemed probable. During 2024, 2023 and 2022, the Company deemed the achievement of the target award to be probable and there were no significant changes in the estimated quantity of awards expected to vest. The fair value of these awards was determined based on the closing price of the Company's common stock on the date of grant.

The following table summarizes the status of restricted stock awards as of December 31, 2024 and changes during the year ended December 31, 2024:

	Shares	Wtd. Avg. Grant Date Fair value
	(In thousands)	
Restricted stock outstanding at January 1, 2024	3,999	$ 7.78
Granted	1,821	13.65
Vested	(2,107)	7.64
Forfeited/Canceled	(55)	8.78
Restricted stock outstanding at December 31, 2024	3,658	$ 9.77

As of December 31, 2024, the Company had $19.7 million of unrecognized compensation cost that is expected to be recognized over a weighted average period of 2.49 years.

Employee Stock Purchase Plan

The Company previously adopted The GEO Group, Inc. 2011 Employee Stock Purchase Plan (the "Plan" or "ESPP") effective July 9, 2011. The Company has since amended and restated the Plan (the "Amended ESPP") which was approved by the Company's shareholders on April 28, 2021, and became effective on July 9, 2021. The purpose of the Amended ESPP, which is qualified under Section 423 of the Code, is to encourage stock ownership through payroll deductions by the employees of GEO and designated subsidiaries of GEO in order to increase their identification with the Company's goals and secure a proprietary interest in the Company's success. These deductions are used to purchase shares of the Company's common stock at a 5% discount from the then current market price. The maximum number of shares of common stock reserved for issuance over the term of the Amended ESPP on the amended effective date shall not exceed 506,023 shares.

The Amended ESPP is considered to be non-compensatory. As such, there is no compensation expense required to be recognized. Share purchases under the Amended ESPP are made on the last day of each month. During the years ended December 31, 2024, 2023 and 2022, 10,923, 20,630 and 25,573 shares of common stock, respectively, were issued in connection with the Plan.

4. Earnings Per Share

Basic earnings per share of common stock is computed by dividing the net income attributable to The GEO Group, Inc. available to common stockholders by the weighted-average number of common shares outstanding for the period. Net income attributable to The GEO Group, Inc. available to common stockholders represents net income attributable to The GEO Group, Inc. reduced by an allocation of earnings to participating securities. The 6.50% Exchangeable Notes due 2026, which contain non-forfeitable rights to dividends declared and paid on the shares of common stock, are participating securities and are included in the computation of earnings per share pursuant to the two-class method. Diluted EPS is calculated under the if-converted method and the two-class method for each class of shareholders using the weighted average number of shares attributable to each class. The calculation that results in the lowest diluted earnings per share amount for common stock is reported in the Company's financial statements. The if-converted method includes the dilutive effect of potential common shares related to the 6.50% Exchangeable Notes due 2026, if any. Basic and diluted earnings per share were calculated for the years ended December 31, 2024, 2023 and 2022 as follows (in thousands, except per share data):

Fiscal Year	2024	2023	2022
	(In thousands, except per share data)		
Net Income	$ 31,896	$ 107,183	$ 171,692
Loss attributable to noncontrolling interests	70	142	121
Less: Undistributed income allocable to participating securities	(2,107)	(18,223)	(29,346)
Net income attributable to The GEO Group, Inc. available to common stockholders	$ 29,859	$ 89,102	$ 142,467
Basic earnings per share attributable to The GEO Group, Inc. available to common stockholders:			
Weighted average shares outstanding	131,318	121,908	121,040
Per share amount-basic	$ 0.23	$ 0.73	$ 1.18
Diluted earnings per share attributable to The GEO Group, Inc. available to common stockholders:			
Weighted average shares outstanding	131,318	121,908	121,040
Dilutive effect of equity incentive plans	2,746	1,790	1,241
Weighted average shares assuming dilution	134,064	123,698	122,281
Per share amount-diluted	$ 0.22	$ 0.72	$ 1.17

For the year ended December 31, 2024, 1,214,934 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 13,470 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

For the year ended December 31, 2023, 1,560,715 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 201,946 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

For the year ended December 31, 2022, 1,958,443 weighted average shares of common stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. For the same period, 312,963 common stock equivalents from restricted shares were anti-dilutive and excluded from the computation of diluted EPS.

On February 24, 2021, the Company's wholly owned subsidiary, GEO Corrections Holdings, Inc. ("GEOCH"), completed a private offering of $230 million aggregate principal amount of 6.50% Exchangeable Senior Notes. During 2024, the Company issued 12,430,285 shares of GEO common stock in connection with private exchange transactions involving approximately $229.9 million in aggregate principal amount of its outstanding 6.50% Exchangeable Senior Notes. Refer to Note 11 - Debt for further information.

5.   Property and Equipment

Property and equipment consist of the following at fiscal year-end:

	Useful Life (Years)	2024	2023
		(In thousands)	
Land	—	$ 119,056	$ 119,969
Buildings and improvements	2 to 50	2,327,392	2,314,018
Leasehold improvements	1 to 29	280,296	276,596
Equipment	3 to 10	245,591	239,825
Furniture, fixtures and computer software	1 to 7	86,064	75,370
Facility construction in progress	—	21,544	23,938
Total		$ 3,079,943	$ 3,049,716
Less accumulated depreciation and amortization		(1,180,253)	(1,105,438)
Property and equipment, net		$ 1,899,690	$ 1,944,278

The Company amortizes its leasehold improvements over the shorter of their estimated useful lives or the terms of the leases including renewal periods that are reasonably assured. The Company's construction in progress primarily consists of new construction and renovations to facilities that are owned by the Company. There was no Interest capitalized in property and equipment for the years ended December 31, 2024 and 2023.

Depreciation expense was $113.2 million, $111.0 million and $111.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

6. **Derivative Financial Instruments**

The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in interest rates. The Company measures its derivative financial instruments at fair value.

In August 2019, the Company entered into two interest rate swap agreements in the aggregate notional amount of $44.3 million to fix the interest rate on certain of its variable rate debt to 4.22%. The Company has designated these interest rate swaps as hedges against changes in the cash flows of two identical promissory notes (the "Notes") which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The Company has determined that the swaps have payment, expiration dates, and provisions that coincide with the terms of the Notes and are therefore considered to be effective cash flow hedges. Accordingly, the Company records the change in fair value of the interest rate swaps as accumulated other comprehensive income (loss), net of applicable taxes. Total unrealized gain (loss) recorded in total other comprehensive income (loss), net of tax, related to these cash flow hedges was $0.8 million, $(0.6) million and $6.2 million during the years ended December 31, 2024, 2023 and 2022, respectively. The total fair value of the swap assets as of December 31, 2024 and 2023 was $4.9 million and $3.8 million, respectively, and is recorded as a component of Other Non-Current assets within the accompanying balance sheet. There was no material ineffectiveness for the period presented. The Company does not expect to enter into any transactions during the next twelve months which would result in reclassification into earnings or losses associated with these swaps currently reported in accumulated other comprehensive income (loss). Refer to Note 11 - Debt for additional information.

7. Goodwill and Other Intangible Assets, Net

The Company has recorded goodwill as a result of its various business combinations. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible assets and intangible assets acquired net of liabilities assumed, including noncontrolling interests. Changes in the Company's goodwill balances recognized during the years ended December 31, 2024 and 2023 were as follows (in thousands):

	January 1, 2024	Additions [1]	Foreign currency translation	December 31, 2024
U.S. Secure Services	$ 316,366	$ —	$ —	$ 316,366
Electronic Monitoring and Supervision Services	289,570		—	289,570
Reentry Services	148,873	—	—	148,873
International Services	390	836	(34)	1,192
Total Goodwill	$ 755,199	$ 836	$ (34)	$ 756,001

	January 1, 2023	Foreign currency translation	December 31, 2023
U.S. Secure Services	$ 316,366	$ —	$ 316,366
Electronic Monitoring and Supervision Services	289,570	—	289,570
Reentry Services	148,873	—	148,873
International Services	390	-	390
Total Goodwill	$ 755,199	$ —	$ 755,199

[1] On May 1, 2024, the Company completed an acquisition of all of the ownership shares of Correct Care Australasia Pty Ltd, an entity that performed health care services located in Australia. The purchase price was approximately AUD6.0 million, or approximately $3.9 million, based on exchange rates on the date of acquisition subject to certain adjustments. The purpose of the acquisition was to expand GEO's health care services in Australia. The net assets acquired and operations were not material to our results from operations during the year ended December 31, 2024.

Intangible assets consisted of the following as of December 31, 2024 and 2023 (in thousands):

	Weighted Average Useful Life (years)	December 31, 2024			December 31, 2023		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Facility management contracts	16.3	$223,790	$ (142,414)	$ 81,376	$223,781	$ (133,095)	$ 90,686
Trade names	Indefinite	45,200	—	45,200	45,200	—	45,200
Total acquired intangible assets		$268,990	$ (142,414)	$126,576	$268,981	$ (133,095)	$ 135,886

The accounting for recognized intangible assets is based on the useful lives to the reporting entity. Intangible assets with finite useful lives are amortized over their useful lives and intangible assets with indefinite useful lives are not amortized. The Company estimates the useful lives of its intangible assets taking into consideration (i) the expected use of the asset by the Company, (ii) the expected useful lives of other related assets or groups of assets, (iii) legal or contractual limitations, (iv) the Company's historical experience in renewing or extending similar arrangements, (v) the effects of obsolescence, demand, competition and other economic factors and (vi) the level of maintenance expenditures required to obtain the expected cash flows from the asset.

Amortization expense was $9.3 million, $11.8 million and $18.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, and primarily related to the U.S. Secure Services and Reentry Services segments' amortization of intangible assets for acquired management contracts. The Company relies on its historical experience in determining the useful life of facility management contracts. The Company makes assumptions related to acquired facility management contracts based on the competitive environment for individual contracts, our historical success rates in retaining contracts, the supply of available beds in the market, changes in legislation, the projected profitability of the facilities and other market conditions. As of December 31, 2024, the weighted average period before the next contract renewal or extension for the facility management contracts was approximately 2.6 years. Although the facility management contracts acquired have renewal and extension terms in the near term, the Company has historically maintained these relationships beyond the contractual periods.

Estimated amortization expense related to the Company's finite-lived intangible assets for 2025 through 2029 and thereafter is as follows (in thousands):

Fiscal Year	Total Amortization Expense
2025	$ 9,167
2026	7,162
2027	6,912
2028	6,854
2029	6,854
Thereafter	44,427
	$ 81,376

8. Financial Instruments

The following table provides a summary of the Company's significant financial assets carried at fair value and measured on a recurring basis (in thousands):

| | Fair Value Measurements at December 31, 2024 | | | |
	Carrying Value at December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Restricted investments:				
Rabbi Trusts	$ 59,495	$ 12,635	$ 46,860	$ —
Marketable equity and fixed income securities	54,392	2,069	52,323	—
Other non-current assets	19,345	—	19,345	—
Interest rate swap derivatives	4,851	—	4,851	—

| | Fair Value Measurements at December 31, 2023 | | | |
	Carrying Value at December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Restricted investments:				
Rabbi Trusts	$ 51,247	$ 9,547	$ 41,700	$ —
Marketable equity and fixed income securities	47,382	19,010	28,372	—
Other non-current assets	18,887	—	18,887	—
Interest rate swap derivatives	3,849	—	3,849	—

The Company's Level 2 financial instruments included in the tables above as of December 31, 2024 and December 31, 2023 consist of interest rate swap derivative assets/liabilities held by GEO, investments in equity and fixed income mutual funds held in the Company's captive insurance subsidiary, Florina, the Company's rabbi trust established for employer contributions to The GEO Group, Inc. Non-qualified Deferred Compensation Plan and other non-current assets which include the cash surrender value of company-owned life insurance policies. The Company's Level 1 financial instruments included in the table above as of December 31, 2024 and 2023 consist of money market funds held in Florina and money market funds held in the Company's rabbi trust established for its Executive Chairman's retirement account.

The interest rate swap derivative assets are valued using a discounted cash flow model based on projected borrowing rates. The Company's restricted investment in the rabbi trust for The GEO Group, Inc. Non-qualified Deferred Compensation Plan is invested in Company-owned life insurance policies which are recorded at their cash surrender values. These investments are valued based on the underlying investments held in the policies' separate accounts. The underlying assets are equity and fixed income pooled funds. The marketable equity and fixed income securities are valued using quoted rates. The company-owned life insurance policies included in other non-current assets are valued at their cash surrender values.

As of December 31, 2023 and 2022 the Company held certain equity securities within its investments and approximately $1.0 million and $(1.0) million were including as an unrealized holding gain (loss) during the respective periods included within the statement of other comprehensive income. The unrealized holding gain was not significant during the year ended December 31, 2024.

9. Fair Value of Assets and Liabilities

The Company's Consolidated Balance Sheets reflect certain financial instruments at carrying value. The following table presents the carrying values of those instruments and the corresponding estimated fair values (in thousands):

	Carrying Value as of December 31, 2024	Estimated Fair Value Measurements at December 31, 2024			
		Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	$ 76,896	$ 76,896	$ 76,896	$ —	$ —
Restricted cash and investments	48,968	48,968	48,968	—	—
Liabilities:					
Borrowings under credit agreement	$ 430,823	$ 436,838	$ —	$ 436,838	$ —
8.625% Senior Secured Notes due 2029	650,000	687,239	—	687,239	—
10.250% Senior Notes due 2031	625,000	682,281	—	682,281	—
6.50% Exchangeable Senior Notes due 2026	100	314	—	314	—

	Carrying Value as of December 31, 2023	Estimated Fair Value Measurements at December 31, 2023			
		Total Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	$ 93,971	$ 93,971	$ 93,971	$ —	$ —
Restricted cash and investments	65,896	65,896	65,896	—	—
Liabilities:					
Borrowings under exchange credit facility	$ 906,712	$ 926,445	$ —	$ 926,445	$ —
10.500% Public Second Lien Notes due 2028	286,521	293,049	—	293,049	—
9.500% Private Second Lien Notes due 2028	239,142	231,692	—	231,692	—
5.875% Senior Notes due 2024	23,253	22,946	—	22,946	—
6.00% Senior Notes due 2026	110,858	106,541	—	106,541	—
6.50% Exchangeable Senior Notes due 2026	230,000	319,920	—	319,920	

The fair values of the Company's cash and cash equivalents, and restricted cash and investments approximates the carrying values of these assets at December 31, 2024 and December 31, 2023. Restricted cash consists of money market funds, bank deposits, commercial paper and time deposits used for asset replacement funds and other funds contractually required to be maintained at the Company's Australian subsidiary. The fair value of the money market funds and bank deposits is based on quoted market prices (Level 1).

On April 18, 2024, the Company announced the closing of its previously announced private offering of $1.275 billion aggregate principal amount of senior notes (the "Senior Notes Offering"), comprised of $650.0 million aggregate principal amount of 8.625% senior secured notes due 2029 (the "Secured Notes" or "8.625% Secured Notes Due 2029") and $625.0 million aggregate principal amount of 10.250% senior notes due 2031 (the "Unsecured Notes" or "10.250% Unsecured Notes due 2031"). The Company used the net proceeds of the Senior Notes Offering, borrowings under the new Term Loan (defined below), and cash on hand to refinance approximately $1.5 billion of existing indebtedness, including to fund the repurchase, redemption or other discharge of the Company's existing Tranche 1 Term Loan and Tranche 2 Term Loan under its prior senior credit facility, the 9.500% senior second lien secured notes due 2028 (the "9.500% Private Second Lien Notes due 2028"), the 10.500% senior second lien secured notes due 2028 (the "10.500% Public Second Lien Notes due 2028"), and the 6.00% senior notes due 2026 (the "6.00% Senior Notes due 2026"), to pay related premiums, transaction fees and expenses, and for general corporate purposes of the Company.

The Company also entered into a Credit Agreement, dated April 18, 2024 (the "Credit Agreement") to, among other things, evidence and govern a first-lien senior secured revolving credit facility and the commitments thereunder, and a first-lien senior secured term loan facility. The aggregate principal amount of revolving credit commitments under the revolving credit facility is $310 million (including a $175 million letter of credit subfacility) and the aggregate principal amount of the new term loan facility is $450.0 million.

The Company also retired the majority of its 6.50% exchangeable senior notes due 2026 (the "Convertible Notes" or 6.50% Exchangeable Senior Notes") during the second quarter of 2024.

Refer to Note 11 - Debt for further information.

As of December 31, 2024, the recurring fair values of the Company's 8.625% Secured Notes due 2029, 10.250% Unsecured Notes due 2028, and the 6.50% Exchangeable Senior Notes are based on Level 2 inputs using quotations by major market news services, such as Bloomberg. The fair value of the Company's Credit Agreement was also based on quotations by major market news services and also estimates of trading value considering the Company's borrowing rate, the undrawn spread and similar instruments.

As of December 31, 2023, the recurring fair values of the Company's 10.500% Public Second Lien Notes due 2028 and the 9.500% Private Second Lien Notes due 2028 are based on Level 2 inputs using quotations by major market news services, such as Bloomberg. The fair value of the Company's exchange credit facility was also based on quotations by major market new services and also estimates of trading value considering the Company's borrowing rate, the undrawn spread and similar instruments.

As of December 31, 2023, the fair values of the Company's 5.875% senior unsecured notes due 2024 ("5.875% Senior Notes due 2024"), 6.00% Senior Notes due 2026, and the 6.50% Exchangeable Senior Notes are based on Level 2 inputs by major market news services.

10. Accrued Expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

		2024		2023
Accrued interest	$	26,029	$	34,275
Accrued other compensation		22,082		21,249
Accrued insurance		65,490		71,217
Accrued property and other taxes		32,920		63,172
Accrued legal and professional fees		2,898		6,626
Construction retainage		373		1,208
Other		27,976		30,312
Total	$	177,768	$	228,059

11. Debt

Debt consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Exchange Credit Agreement		
Tranche 1 Loans	$ -	$ 791,480
Unamortized premium on tranche 1 loans	-	18,359
Unamortized debt issuance costs on tranche 1 loans	-	(17,707)
Tranche 2 Loans	-	115,232
Unamortized discount on tranche 2 loans	-	(1,136)
Unamortized debt issuance costs on tranche 2 loans	-	(2,659)
Revolver	-	-
Total Exchange Credit Agreement	-	903,569
Credit Agreement		
Term Loan	320,823	—
Unamortized discount on term loan	(2,889)	—
Unamortized debt issuance costs on term loan	(5,049)	—
Revolver	110,000	—
Total Credit Agreement	422,885	—
8.625% Secured Notes due 2029		
Notes Due in 2029	650,000	—
Unamortized debt issuance costs	(12,039)	—
Total 8.625% Secured Notes due 2029	637,961	—
10.250% Unsecured Notes due 2031		
Notes Due in 2031	625,000	—
Unamortized debt issuance costs	(11,522)	—
Total 10.25% Unsecured Notes due 2031	613,478	—
10.500% Public Second Lien Notes due 2028		
Notes Due in 2028	-	286,521
Unamortized discount	-	(13,386)
Unamortized debt issuance costs	-	(7,237)
Total 10.500% Public Second Lien Notes due 2028	-	265,898
9.500% Private Second Lien Notes due 2028		
Notes Due in 2028	-	239,142
Unamortized discount	-	(19,843)
Unamortized debt issuance costs	-	(6,236)
Total 9.500% Private Second Lien Notes due 2028	-	213,063
6.50% Exchangeable Senior Notes:		
Notes Due in 2026	100	230,000
Unamortized debt issuance costs	-	(4,595)
Total 6.50% Exchangeable Senior Notes Due in 2026	100	225,405
6.00% Senior Notes:		
Notes Due in 2026	-	110,858
Unamortized debt issuance costs	-	(557)
Total 6.00% Senior Notes Due in 2026	-	110,301
5.875% Senior Notes:		
Notes Due in 2024	-	23,253
Unamortized debt issuance costs	-	(44)
Total 5.875% Senior Notes Due in 2024	-	23,209
Finance Lease Obligations	556	1,280
Other debt	38,048	39,208
Total debt	1,713,028	1,781,933
Current portion of finance lease obligations, long-term debt and non-recourse debt	(1,612)	(55,882)
Finance Lease Obligations, long-term portion	(219)	(549)
Long-Term Debt	$ 1,711,197	$ 1,725,502

Senior Notes Offering

On April 18, 2024, GEO announced the closing of its previously announced private offering of $1.275 billion aggregate principal amount of senior notes (the "Senior Notes Offering"), comprised of $650.0 million aggregate principal amount of 8.625% senior secured notes due 2029 (the "Secured Notes"), issued under the Indenture, dated as of April 18, 2024 (the "2029 Indenture"), among GEO, the Guarantors (defined below) and Ankura Trust Company, LLC, as trustee and collateral agent (the "Trustee and Collateral Agent") and $625.0 million aggregate principal amount of 10.25% senior notes due 2031 (the "Unsecured Notes" and, together with the Secured Notes, the "Notes"), issued under the Indenture, dated as of April 18, 2024 (the "2031 Indenture" and, together with the 2029 Indenture, the "Indentures"), among GEO, the Guarantors and Ankura Trust Company, LLC as Trustee. The Notes are guaranteed (the "Secured Note Guarantees" and the "Unsecured Note Guarantees" and collectively, the "Guarantees") by GEO's domestic subsidiaries that are guarantors under a new senior secured credit facility and outstanding senior notes (the "Guarantors").

GEO used the net proceeds of the Senior Notes Offering, borrowings under the new Term Loan (defined below), and cash on hand to refinance approximately $1.5 billion of existing indebtedness, including to fund the repurchase, redemption or other discharge of the Company's existing Tranche 1 Term Loan and Tranche 2 Term Loan under its prior senior credit facility, the 9.500% Private Second Lien Notes due 2028, the 10.500% Public Second Lien Notes due 2028, and the 6.00% Senior Notes due 2026, to pay related premiums, transaction fees and expenses, and for general corporate purposes of the Company.

The Notes were offered and sold in the United States only to persons reasonably believed to be "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act"), and outside the United States only to non-U.S. persons pursuant to Regulation S under the Securities Act. As discussed below, GEO filed a registration statement on Form S-4 and conducted a registered exchange offer under the terms of a Registration Rights Agreement to issue and deliver in exchange for the Notes and Guarantees that were issued on April 18, 2024 an equal aggregate principal amount of Notes and Guarantees that were registered pursuant to the registration statement on Form S-4.

Secured Notes

Certain terms and conditions of the 2029 Indenture and the Secured Notes are as follows:

Maturity. The Secured Notes mature on April 15, 2029.

Interest. The Secured Notes accrue interest at a rate of 8.625% per year. Interest on the Secured Notes is payable semi-annually on each April 15 and October 15, commencing October 15, 2024.

Issue Price. The Secured Notes were issued at par.

Guarantees. The Secured Notes are fully and unconditionally guaranteed by each of the Initial Guarantors (as defined in the 2029 Indenture) and may be guaranteed by additional subsidiaries of the Company when a subsidiary guarantees debt under the credit facilities (other than debt securities) and debt securities in an aggregate principal amount of at least $100.0 million.

Ranking. The Secured Notes and the Secured Note Guarantees are GEO and the Guarantors' respective senior, secured obligations, and the indebtedness evidenced by the Secured Notes and the Secured Note Guarantees will rank equal in right of payment to all of GEO's and the Guarantors' other existing and future senior obligations, including the indebtedness under the Credit Agreement and the guarantees thereof; effectively senior in right of payment to all of GEO's and the Guarantors' existing and future unsecured indebtedness, including the Unsecured Notes, the 2026 Exchangeable Senior Notes and, in each case, the guarantees thereof, to the extent of the value of the Collateral (as defined below); senior in right of payment to any of GEO's and the Guarantors' future subordinated indebtedness; effectively junior in right of payment to any of GEO's and the Guarantors' future secured indebtedness that is secured by a lien on any assets not constituting Collateral, to the extent of the value of such assets; and structurally subordinated to all existing and future indebtedness and other liabilities of Subsidiaries that do not guarantee the Secured Notes and joint ventures, including trade payables.

Security. The Secured Notes and the Secured Note Guarantees are secured on a first-priority basis by the same collateral (the "Collateral") that secures the obligations under the Credit Agreement in accordance with the terms of the 2029 Indenture and security agreements relating to the Collateral and instruments filed and recorded in appropriate jurisdictions to preserve and protect the liens on the Collateral (including, without limitation, mortgages, deeds of trust or deed to secure debt and financing statements under the Uniform Commercial Code of the relevant states applicable to the Collateral), each for the benefit of the Trustee, Collateral Agent and the holders of the Secured Notes.

Mandatory Redemption. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Secured Notes.

Optional Redemption. On or after April 15, 2026, the Company may redeem all or a part of the Secured Notes (which includes Additional Notes (as defined in the 2029 Indenture), if any), upon not less than 10 nor more than 60 days' notice, at the fixed redemption prices expressed as percentages of the principal amount set forth in the 2029 Indenture, plus accrued and unpaid interest, if any, on the Secured Notes redeemed, to, but excluding, the applicable redemption date, subject to the rights of holders of Secured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Secured Notes have not been redeemed prior to such date. In addition, the Company may redeem up to 35% of the aggregate principal amount of the Secured Notes at any time and from time to time before April 15, 2026, with an amount up to the net proceeds of certain equity offerings at a redemption price of 108.625% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date provided, that (1) at least 65% of the aggregate principal amount of Secured Notes remains outstanding immediately after the occurrence of that redemption and (2) the redemption occurs within 90 days of the date of the closing of the equity offering. The Company may also redeem the Secured Notes, in whole or in part, at any time and from time to time before April 15, 2026, at a redemption price equal to 100% of the principal amount of the Secured Notes (which includes Additional Notes, if any), plus the Applicable Premium (as defined in the 2029 Indenture) as of the applicable redemption date, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, subject to the rights of holders of Secured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Secured Notes have not been redeemed prior to such date. Additionally, during any twelve-month period prior to April 15, 2026, the Company shall be entitled at its option on one or more occasions to redeem the Secured Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 10% of the aggregate principal amount of the outstanding Secured Notes (which includes Additional Notes, if any) at a redemption price (calculated by the Company and expressed as a percentage of principal amount) of 103.000%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of Control. If a Change of Control (as defined in the 2029 Indenture) occurs, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of Secured Notes repurchased, plus accrued and unpaid interest, if any, on the Secured Notes repurchased, to (but not including) the date of purchase, subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date if the Secured Notes have not been redeemed or repurchased prior to such date.

Certain Covenants. The 2029 Indenture contains certain covenants that will limit, among other things, the Company's and its Restricted Subsidiaries' (as defined in the 2029 Indenture) ability to: incur additional indebtedness (including guarantees thereof); incur or create liens, other than Permitted Liens (as defined in the 2029 Indenture); make certain Restricted Payments (as defined in the 2029 Indenture); make certain investments; dispose of certain assets; allow to exist certain restrictions on the ability of the Company's Restricted Subsidiaries to pay any dividend or make any other payment or distribution on account of the Company's or any Restricted Subsidiary's Equity Interests (as defined in the 2029 Indenture); engage in certain transactions with affiliates; and engage in any business other than Permitted Businesses (as defined in the 2029 Indenture). These covenants are subject to a number of important limitations and exceptions.

Events of Default. The 2029 Indenture contains customary events of default which could, subject to certain conditions, cause the Secured Notes to become immediately due and payable.

The Secured Notes are also subject to the terms of the First Lien Intercreditor Agreement (the "First Lien Intercreditor Agreement"), dated April 18, 2024, among GEO, GEOCH, the other grantors from time to time party thereto, Citizens Bank, N.A., as Credit Agreement Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, and Ankura Trust Company, LLC as Initial Additional Collateral Agent and Initial Additional Authorized Representative. The First Lien Intercreditor Agreement sets forth the relative rights and obligations of the holders of First Lien Secured Obligations (which means (i) all obligations as defined in the Credit Agreement, (ii) all obligations under the Secured Notes, the 2029 Indenture, the Secured Note Guarantees and the Security Documents (as defined in the 2029 Indenture), and (iii) any other indebtedness secured on a first lien pari passu basis with such obligations), in each case, with respect to shared Collateral.

Unsecured Notes

Certain terms and conditions of the 2031 Indenture and the Unsecured Notes are as follows:

Maturity. The Unsecured Notes mature on April 15, 2031.

Interest. The Unsecured Notes accrue interest at a rate of 10.250% per year. Interest on the Unsecured Notes is payable semi-annually on each April 15 and October 15, commencing October 15, 2024.

Issue Price. The Unsecured Notes were issued at par.

Guarantees. The Unsecured Notes are fully and unconditionally guaranteed by each of the Initial Guarantors (as defined in the 2031 Indenture) and may be guaranteed by additional subsidiaries of the Company when a subsidiary guarantees debt under the credit facilities (other than debt securities) and debt securities in an aggregate principal amount of at least $100.0 million.

Mandatory Redemption. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Unsecured Notes.

Optional Redemption. On or after April 15, 2027, the Company may redeem all or a part of the Unsecured Notes (which includes Additional Notes (as defined in the 2031 Indenture), if any), upon not less than 10 nor more than 60 days' notice, at the fixed redemption prices expressed as percentages of the principal amount set forth in the 2031 Indenture, plus accrued and unpaid interest, if any, on the Unsecured Notes redeemed, to, but excluding, the applicable redemption date, subject to the rights of holders of Unsecured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Unsecured Notes have not been redeemed prior to such date. In addition, the Company may redeem up to 35% of the aggregate principal amount of the Unsecured Notes at any time and from time to time before April 15, 2027, with an amount up to the net proceeds of certain equity offerings at a redemption price of 110.250% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date provided, that (1) at least 65% of the aggregate principal amount of Unsecured Notes remains outstanding immediately after the occurrence of that redemption and (2) the redemption occurs within 90 days of the date of the closing of the equity offering. The Company may also redeem the Unsecured Notes, in whole or in part, at any time and from time to time before April 15, 2027, at a redemption price equal to 100% of the principal amount of the Unsecured Notes (which includes Additional Notes, if any), plus the Applicable Premium (as defined in the 2031 Indenture) as of the applicable redemption date, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, subject to the rights of holders of Unsecured Notes on the relevant record date to receive interest due on the relevant interest payment date if the Unsecured Notes have not been redeemed prior to such date.

Change of Control. If a Change of Control (as defined in the 2031 Indenture) occurs, the Company will offer a payment in cash equal to 101% of the aggregate principal amount of Unsecured Notes repurchased, plus accrued and unpaid interest, if any, on the Unsecured Notes repurchased, to (but not including) the date of purchase, subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date if the Unsecured Notes have not been redeemed or repurchased prior to such date.

Certain Covenants. The 2031 Indenture contains certain covenants that will limit, among other things, the Company's and its Restricted Subsidiaries' (as defined in the 2031 Indenture) ability to: incur additional indebtedness (including guarantees thereof); incur or create liens, other than Permitted Liens (as defined in the 2031 Indenture); make certain Restricted Payments (as defined in the 2031 Indenture); make certain investments; dispose of certain assets; allow to exist certain restrictions on the ability of the Company's Restricted Subsidiaries to pay any dividend or make any other payment or distribution on account of the Company's or any Restricted Subsidiary's Equity Interests (as defined in the 2031 Indenture); engage in certain transactions with affiliates; and engage in any business other than Permitted Businesses (as defined in the 2031 Indenture). These covenants are subject to a number of important limitations and exceptions.

Events of Default. The 2031 Indenture contains customary events of default which could, subject to certain conditions, cause the Unsecured Notes to become immediately due and payable.

Registration Rights Agreement

On May 31, 2024, under the terms of the Registration Rights Agreement, dated as of April 18, 2024, among GEO, the Guarantors and Citizens JMP Securities, LLC, as the representative of the initial purchasers (the "Representative") of the Notes (the "Registration Rights Agreement"), the Company filed a registration statement on Form S-4, with respect to an offer (the "Registered Exchange Offer") to issue and deliver, in exchange for the Initial Securities (as defined in the Registration Rights Agreement, which includes the Notes issued on April 18, 2024), an equal aggregate principal amount of debt securities and related guarantees (collectively, the "Exchange Securities") of the Company and the Guarantors, respectively, issued under the applicable Indenture. The registration statement was declared effective on June 13, 2024 and the Registered Exchange Offer was launched on June 14, 2024 and expired on July 23, 2024, as extended, in compliance with the requirements of the Registration Rights Agreement.

Credit Agreement

GEO and GEOCH, as borrowers (collectively, the "Credit Facility Borrowers"), entered into a Credit Agreement, dated April 18, 2024 (the "Credit Agreement") to, among other things, evidence and govern a first-lien senior secured revolving credit facility (the "Revolving Credit Facility"; and the commitments thereunder, the "Revolving Credit Facility Commitments") and a first-lien senior secured term loan facility (the "Term Loan Facility" and, together with the Revolving Credit Facility, the "Credit Facility"). The aggregate principal amount of revolving credit commitments under the Revolving Credit Facility is $310 million (including a $175 million letter of credit subfacility) and the aggregate principal amount of the New Term Loan Facility is $450.0 million.

The loans under the Revolving Credit Facility (the "Revolving Credit Loans") bear interest at a per annum rate equal to either (i) Alternate Base Rate (as defined below) plus an applicable margin or (ii) Term SOFR (as defined below) (subject to a 0.75% floor) plus an applicable margin, which applicable margin shall, in either case, vary depending on GEO's total leverage ratio as of the most recent determination date, and the Credit Facility Borrowers will pay a fee in respect of the unused revolving commitments under the Revolving Credit Facility at a per annum rate ranging from 0.25% to 0.50%, in each case depending on GEO's total leverage ratio as of the most recent determination date, where "Alternate Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate for such day plus 1/2 of 1% and (c) Term SOFR (as defined below) for a one-month tenor in effect on such day, plus 1%, and "Term SOFR" means the Term Secured Overnight Financing Rate. The loans under the Term Loan Facility (the "Term Loans") bear interest at a per annum rate equal to either (i) Alternate Base Rate plus an applicable margin for Alternate Base Rate Loans and (ii) Term SOFR (subject to a 0.75% floor) plus an applicable margin for Term SOFR Loans.

The Term Loans amortize at a rate equal to 1.25% of the original principal amount of such Term Loans per quarter. Mandatory prepayments of loans under the Credit Agreement are required in respect of certain casualty and asset sale proceeds and excess cash flow, subject to certain thresholds and exceptions. Voluntary prepayments of the Revolving Credit Loans may be made by the Credit Facility Borrowers at any time without premium or penalty (subject to reimbursement for customary breakage expenses). Voluntary prepayments of the Term Loans and any prepayments of Term Loans required in connection with any acceleration of the maturity thereof (or in connection with a foreclosure or other disposition of or realization upon any Collateral or other satisfaction or compromise of any obligations thereunder in any insolvency or other similar proceeding) will require payment of a premium equal to (i) 2.00% of the principal amount prepaid or required to be prepaid if made prior to the first anniversary of the effective date of the Term Loan Facility and (ii) 1.00% of the principal amount prepaid or required to be prepaid if made on or after the first anniversary of the effective date of the Term Loan Facility but prior to the second anniversary of the effective date of the Term Loan Facility.

The Revolving Credit Facility Commitments under the Revolving Credit Facility will terminate, and the Revolving Credit Loans will mature, on the earliest of (i) April 15, 2029, (ii) in the event that any Term Loans remain outstanding on the date that is ninety-one days prior to the Term Loan Maturity Date (as defined below), the date that is ninety-one days prior to the Term Loan Maturity Date, (iii) in the event that an aggregate principal amount equal to or greater than $100,000,000 of any Senior Notes remains outstanding on the Senior Notes Springing Maturity Date (as defined below), such Senior Notes Springing Maturity Date, it being understood that Senior Notes shall not be considered to be outstanding for purposes of this clause (iii) to the extent GEO, shall have deposited or caused to be deposited funds into a customary irrevocable escrow in an amount sufficient to pay or redeem such Senior Notes in full on the maturity date thereof (the "Maturity Reserve Condition"), where "Senior Notes" refers to each of the Secured Notes and the Unsecured Notes and any other senior notes issued by GEO or any of its subsidiaries (excluding the 6.50% Exchangeable Senior Notes), and "Senior Notes Springing Maturity Date" means the date that is ninety-one days prior to the stated maturity date of the applicable Senior Notes. The Term Loans will mature on the earliest of (i) April 15, 2029 and (ii) in the event that an aggregate principal amount equal to or greater than $100,000,000 of any series or class of Senior Notes remains outstanding on the Senior Notes Springing Maturity Date, such Senior Notes Springing Maturity Date, unless the Maturity Reserve Condition is satisfied with respect to such Senior Notes (such earliest date, the "Term Loan Maturity Date").

The Credit Agreement contains certain customary representations and warranties, affirmative covenants and negative covenants, including restrictions on the ability of GEO and its restricted subsidiaries to, among other things, (i) create, incur or assume any indebtedness, (ii) create, incur, assume or permit liens, (iii) make loans and investments, (iv) engage in mergers, acquisitions and asset sales, (v) make certain restricted payments, (vi) engage in transactions with affiliates, (vii) cancel, forgive, make any voluntary or optional payment or prepayment on, or redeem or acquire for value any subordinated indebtedness, except as permitted under applicable subordination terms, (viii) engage in other businesses, except as permitted, and (ix) materially impair the security interests securing the obligations under the Credit Agreement. The Credit Agreement also contains certain financial covenants, including a maximum total leverage ratio covenant, a maximum first lien leverage ratio covenant and a minimum interest coverage ratio covenant. In addition, the Credit Agreement restricts GEO from electing to be taxed as a real estate investment trust under the Internal Revenue Code. The Credit Agreement also contains certain customary events of default.

The Credit Facility guarantors will guarantee the obligations in respect of the commitments and loans under the Credit Agreement. The obligations of the Credit Facility Borrowers and the Credit Facility guarantors in respect of the Credit Agreement will be secured by first-priority liens on substantially all of their assets, including real property interests with respect to which the Credit Agreement requires the execution and delivery of a mortgage. The rights of the holders of the Secured Notes in the Collateral (including the right to exercise remedies) is subject to the First Lien Intercreditor Agreement.

As of December 31, 2024, the Company had $110.0 million in borrowings under its revolver, and approximately $62.9 million in letters of credit which left approximately $137.1 million in additional borrowing capacity under the revolver. The weighted average interest rate on outstanding borrowings under the Credit Agreement as of December 31, 2024 was 9.17%.

Loss on Extinguishment of Debt and Debt Issuance Fees

In connection with the above transactions, as well as mandatory quarterly payments on its Term Loan, the Company incurred a loss on extinguishment of debt of approximately $86.6 million for the year ended December 31, 2024 which consisted of the write-off of existing deferred financing costs and net discount/premiums and the payment of call premiums. In addition, the Company incurred a total of approximately $35.6 million of debt issuance fees which were allocated to the new Secured Notes, new Unsecured Notes and the new Credit Agreement based on their relative fair values on the date of issuance. These debt issuance fees are being amortized into interest expense over the terms of the respective agreements using the effective interest method.

6.50% Exchangeable Senior Notes due 2026

On February 24, 2021, the Company's wholly owned subsidiary, GEOCH, completed a private offering of $230 million aggregate principal amount of Convertible Notes. The Convertible Notes were scheduled to mature on February 23, 2026, unless earlier repurchased or exchanged. The Convertible Notes bore interest at the rate of 6.50% per year plus an additional amount based on the dividends paid by the Company on its common stock, $0.01 par value per share. Interest on the Convertible Notes is payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2021.

Subject to certain restrictions on share ownership and transfer, holders were able to exchange the Convertible Notes at their option prior to the close of business on the business day immediately preceding November 25, 2025, but only under the following circumstances: (1) during the five consecutive business day period after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the exchange rate for the Convertible Notes on each such trading day; or (2) upon the occurrence of certain specified corporate events. On or after November 25, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Notes, holders were able to exchange their Convertible Notes at any time, regardless of the foregoing circumstances. Upon exchange of a Convertible Note, GEO would pay or deliver, as the case may be, cash or a combination of cash and shares of the Company's common stock.

Upon conversion, the Company would pay or deliver, as the case may be, cash or a combination of cash and shares of common stock. The initial conversion rate was 108.4011 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $9.225 per share of common stock). The conversion rate was subject to adjustment in certain events. If the Company or GEOCH had undergone a fundamental change, holders could have required GEOCH to purchase the Convertible Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

During 2024, the Company retired $229.9 million in aggregate principal amount of its outstanding 6.50% Exchangeable Senior Notes as a result of private exchange transactions with an exchange value of approximately $415 million. The consideration consisted of cash of $229.9 million, using a combination of the net proceeds from the Senior Notes Offering and cash on hand, and approximately 12.4 million shares of GEO common stock. Of the total amount of shares issued, the Company issued 4,209,847 shares that were in treasury. During the first quarter of 2025, the Company entered into the last repurchase transaction that resulted in the retirement of the remaining principal balance.

Other

In August of 2019, the Company entered into two identical Notes in the aggregate amount of $44.3 million which are secured by loan agreements and mortgage and security agreements on certain real property and improvements. The terms of the Notes are through September 1, 2034 and bear interest at SOFR plus 205 basis points and are payable in monthly installments plus interest. The Company has entered into interest rate swap agreements to fix the interest rate to 4.22%. Included in the balance at December 31, 2024 is $0.5 million of deferred loan costs incurred in the transaction. Refer to Note 6 - Derivative Financial Instruments for further information.

The weighted average interest rate on outstanding borrowings under all of our outstanding debt balances as of December 31, 2024 was 9.24%.

Debt Repayment

Debt repayment schedules under Finance Lease Obligations, Long-Term Debt, Term Loans and the Credit Agreement are as follows:

Fiscal Year	Finance Leases	Long-Term Debt	Revolver	Term Loans	Total Repayment
			(In thousands)		
2025	$ 337	$ 1,275	$ —	$ —	$ 1,612
2026	219	1,425	—	—	1,644
2027	—	1,383	—	20,198	21,581
2028	—	1,439	—	22,500	23,939
2029	—	651,499	110,000	278,125	1,039,624
Thereafter	—	656,614	—	—	656,614
	556	1,313,635	110,000	320,823	1,745,014
Interest imputed on finance leases	—	—	—	—	—
Original issue (discount) premium	—	—	—	(2,889)	(2,889)
Current portion	(337)	(1,275)	—	—	(1,612)
Non-current portion	$ 219	$ 1,312,360	$ 110,000	$ 317,934	$ 1,740,513

Guarantees

The Company has entered into certain guarantees in connection with the performance of a facility in Australia. The obligations amounted to approximately AUD53.1 million, or $33.0 million, based on exchange rates in effect as of December 31, 2024.

At December 31, 2024, the Company also had five letters of guarantee outstanding under separate international facilities relating to performance guarantees of its Australian subsidiary totaling $8.3 million. The guarantees exist over the term of the respective contracts.

Except as discussed above, the Company does not have any off-balance sheet arrangements.

12. Leases

The Company has operating and finance leases for facilities, ground leases, office space, computers, copier equipment and transportation vehicles that have remaining lease terms of one year to seventy-six years, some of which include options to extend the lease for up to ten years.

Lease related assets and liabilities are recorded on the balance sheet as follows (in thousands):

	Classification on the Balance Sheet	December 31, 2024		December 31, 2023
Assets				
Operating lease assets	Operating Lease Right-of-Use Assets, Net	$	95,327	$	102,204
Finance lease assets	Property and Equipment, Net		514	1,205
Total lease assets		$	95,841	$	103,409
Liabilities				
Current				
Operating	Operating lease liabilities, current portion	$	25,335	$	24,640
Finance [1]	Current portion of long-term debt		337	731
Noncurrent				
Operating	Operating Lease Liabilities		73,638	82,114
Finance [1]	Other Non-Current Liabilities		219	549
Total lease liabilities		$	99,529	$	108,034

[1] Also refer to Note 11 - Debt.

Certain information related to the lease costs for finance and operating leases is presented as follows (in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023
Operating lease cost	$	34,359	$	34,262
Finance lease cost:			
Amortization of right-of-use assets		691	691
Interest on lease liabilities		35	62
Total finance lease cost		726	753
Short-term lease cost		13,302	10,865
Total lease cost	$	48,387	$	45,880
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows for operating leases	$	35,085	$	34,933
Operating cash flows for finance leases	$	36	$	65
Financing activities for finance leases	$	728	$	694
Right-of-use assets obtained in exchange for new operating lease liabilities	$	21,324	$	35,233
Right-of-use assets obtained in exchange for new finance lease liabilities	$	—	$	—
Weighted average remaining lease term:			
Operating leases		5.5	5.9 years
Finance leases		0.9	1.8 years
Weighted average discount rate:			
Operating leases		6.60%	6.27%
Finance leases		3.90%	3.90%

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet as of December 31, 2024 (in thousands).

	Operating Leases	Finance Leases
2025	$ 33,471	$ 337
2026	25,103	219
2027	21,457	—
2028	16,128	—
2029	8,247	—
Thereafter	13,514	—
Total minimum lease payments	117,920	556
Less: amount of lease payment representing interest	(18,947)	—
Present value of future minimum lease payments	98,973	556
Less: current obligations under leases	(25,335)	(337)
Long-term lease obligations	$ 73,638	$ 219

13.   Benefit Plans

The Company's employees participate in an Employee Retirement Savings Plan (the "Retirement Plan") under Section 401(k) of the Internal Revenue Code that covers substantially all U.S. based salaried employees. Employees may contribute a percentage of eligible compensation to the plan, subject to certain limits under the Internal Revenue Code. For the years ended December 31, 2024, 2023 and 2022, the Company provided matching contributions of $9.5 million, $8.5 million and $7.2 million, respectively.

The Company has two non-contributory defined benefit pension plans covering certain of the Company's executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. Currently, the plans are not funded. The Company purchased and is the beneficiary of life insurance policies for certain participants enrolled in the plans. There were no significant transactions between the employer or related parties and the plans during 2024, 2023 or 2022.

The Company had a non-qualified deferred compensation agreement with its Executive Chairman. The agreement provided for a lump sum payment upon retirement, no sooner than age 55. As of December 31, 2024, the Executive Chairman had reached age 55 and was eligible to receive the payment upon retirement.

The Company and its Executive Chairman entered into on May 27, 2021, and effective July 1, 2021, an Amended and Restated Executive Retirement Agreement. Pursuant to the terms of the Amended and Restated Executive Retirement Agreement, upon the date that the Executive Chairman ceases to provide services to the Company, the Company will pay to the Executive Chairman an amount equal to $3,600,000 which shall be paid in cash. The payment shall be credited with interest at a rate of 5% compounded quarterly. Additionally, at the end of each calendar year provided that the Executive Chairman is still providing services to GEO pursuant to the Executive Chairman Employment Agreement, GEO will credit an amount equal to $1,000,000 (the "Employment Contributions Account"). The Employment Contributions Account will be credited with interest at the rate of 5% compounded quarterly. As the Executive Chairman's retirement payment will no longer be settled with a fixed number of shares of GEO's common stock (as per the Executive Chairman's former retirement agreement), $3,600,000 has been reclassified from equity to other non-current liabilities in 2021. The balance of the Amended and Restated Executive Retirement Agreement was approximately $12.6 million at December 31, 2024 which is fully funded. The following table presents the balance due to the Executive Chairman at the end of the next five years under the Amended and Restated Executive Retirement Agreement provided that the Executive Chairman is still providing services to the Company under his Executive Chairman Employment Agreement:

Period End	Retirement Obligation
	(In thousands)
12/31/2025	$ 16,336
12/31/2026	$ 20,856
12/31/2027	$ 26,351
12/31/2028	$ 33,029
12/31/2029	$ 41,147

The Company had established several trusts for the purpose of paying the retirement benefit pursuant to the amended and restated executive retirement agreement. The trusts are revocable "rabbi trusts" and the assets of the trusts are subject to the claims of the Company's creditors in the event of the Company's insolvency.

The following table summarizes key information related to the Company's defined benefit pension plans. The table illustrates the reconciliation of the beginning and ending balances of the benefit obligation showing the effects during the periods presented attributable to service cost, interest cost, plan amendments, termination benefits, actuarial gains and losses. The assumptions used in the Company's calculation of accrued pension costs are based on market information and the Company's historical rates for employment compensation and discount rates. The vested benefit obligation is determined as the actuarial present value of the vested benefits to which the employee is currently entitled to but based on the employee's expected date of separation or retirement.

	December 31, 2024	December 31, 2023
Accumulated Benefit Obligation, End of Year	$ 24,007	$ 23,882
Change in Projected Benefit Obligation		
Projected Benefit Obligation, Beginning of Year	$ 27,790	$ 26,207
Service Cost	653	745
Interest Cost	1,365	1,345
Actuarial (Gain) Loss	(1,772)	421
Benefits Paid	(1,009)	(928)
Projected Benefit Obligation, End of Year	$ 27,027	$ 27,790
Change in Plan Assets		
Plan Assets at Fair Value, Beginning of Year	$ —	$ —
Company Contributions	1,009	928
Benefits Paid	(1,009)	(928)
Plan Assets at Fair Value, End of Year	$ —	$ —
Unfunded Status of the Plan	$ (27,027)	$ (27,790)
Amounts Recognized in Accumulated Other Comprehensive Income		
Net Loss	(1,921)	(90)
Total Pension Cost	$ (1,921)	$ (90)

	2024	2023
Components of Net Periodic Benefit Cost		
Service Cost	$ 653	$ 745
Interest Cost	1,365	1,345
Amortization of:		
Net Loss	59	-
Net Periodic Pension Cost	$ 2,077	$ 2,090
Weighted Average Assumptions for Expense		
Discount Rate	5.70%	5.00%
Expected Return on Plan Assets	N/A	N/A
Rate of Compensation Increase	4.44%	4.40%

The long-term portion of the pension liability related to the defined benefit plan as of December 31, 2024 and 2023 was $26.2 million and $27.0 million, respectively, and is included in Other Non-Current liabilities in the accompanying consolidated balance sheets.

The amount included in accumulated other comprehensive income as of December 31, 2024 that has not yet been recognized as a component of net periodic benefit cost is $1.9 million. There was no amount included in other accumulated comprehensive income as of December 31, 2024 that is expected to be recognized as a component of net periodic benefit cost in fiscal year 2025.

The benefit payments reflected in the table below represent the Company's obligations to employees that are eligible for retirement or have already retired and are receiving deferred compensation benefits:

Fiscal Year	Pension Benefits (In thousands)
2025	$ 1,279
2026	1,491
2027	1,703
2028	1,867
2029	2,069
Thereafter	18,618
	$ 27,027

The Company also maintains The GEO Group Inc. Deferred Compensation Plan ("Deferred Compensation Plan"), a non-qualified deferred compensation plan for employees who are ineligible to participate in its qualified 401(k) plan. Eligible employees may defer a fixed percentage of their salary and the Company matches employee contributions up to a certain amount based on the employee's years of service. Payments will be made at retirement age of 65, at termination of employment or earlier depending on the employees' elections. The Company established a rabbi trust; the purpose of which is to segregate the assets of the Deferred Compensation Plan from the Company's cash balances. The funds in the rabbi trust are included in Restricted Cash and Investments in the accompanying Consolidated Balance Sheets. These funds are not available to the Company for any purpose other than to fund the Deferred Compensation Plan; however, these funds may be available to the Company's creditors in the event the Company becomes insolvent. The rabbi trust had a balance of approximately $46.9 million at December 31, 2024. All employee and employer contributions relative to the Deferred Compensation Plan are made directly to the rabbi trust. The Company recognized expense related to its contributions of $0.8 million, $0.7 million and $0.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. The total liability for this plan at December 31, 2024 and 2023 was approximately $41.8 million and $38.6 million, respectively, and is included in Other Non-Current Liabilities in the accompanying Consolidated Balance Sheets. The current portion of this liability was $2.7 million and $2.8 million as of December 31, 2024 and 2023, respectively.

14. Business Segments and Geographic Information

Operating and Reporting Segments

The Company's segments are determined as those operations whose results are reviewed regularly by the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer, in deciding how to allocate recourses and assess performance. The Company conducts its business through four reportable business segments: the U.S. Secure Services segment; the Electronic Monitoring and Supervision Services segment; the Reentry Services segment; and the International Services segment. The Company has identified these four reportable segments to reflect the current view that the Company operates four distinct business lines, each of which constitutes a material part of its overall business.

The U.S. Secure Services segment primarily encompasses U.S.-based secure services business. The Electronic Monitoring and Supervision Services segment, which conducts its services in the United States, represents services provided to adults for monitoring services and evidence-based supervision and treatment programs for community-based parolees, probationers, and pretrial defendants. The Reentry Services segment, which conducts its services in the United States represents services provided to adults for residential and non-residential treatment, educational and community-based programs, pre-release and half-way house programs. The International Services segment primarily consists of secure services operations in South Africa and Australia. Segment disclosures below (in thousands) reflect the results of continuing operations. All transactions between segments are eliminated. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Revenue and operating income for each segment are used by the CODM to assess the performance of each segment in a financial period. The performance of the operating segments is evaluated based on segment operating income, which is defined as income before income taxes before the following: unallocated corporate general and administrative expenses, interest expense, net, loss on extinguishment of debt, and certain gains and losses not allocated to the operating segments. The CODM uses segment operating income as the measure to make resource (including financial or capital resources) allocation decisions for each segment, predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a monthly and quarterly basis when evaluating performance for each segment and making decisions about capital allocation.

Summarized financial information for the Company's segments is shown in the following tables including a reconciliation of the Company's total operating income from its reportable segments to the Company's income before income taxes and equity in earnings of affiliates, in each case, during the years ended December 31, 2024, 2023 and 2022, respectively.

Fiscal Year 2024

	U.S. Secure Services	Electronic Monitoring and Supervision Services	Reentry Services	International Services	Total
Revenues	$ 1,604,386	$ 332,826	$ 277,566	$ 208,924	$2,423,702
Less:					
Labor and Related Taxes [1]	885,863	91,262	126,610	122,039	1,225,774
Medical Services and Supplies [1]	63,585	—	—	—	63,585
Other Segment Items [2]	352,021	94,209	92,659	72,451	611,340
Operating Income from Segments	$ 302,917	$ 147,355	$ 58,297	$ 14,434	$ 523,003
Unallocated amounts:					
General and administrative expense					(213,028)
Net interest expense					(181,837)
Loss on extinguishment of debt					(86,637)
Net loss on asset divestitures/impairment					(2,907)
Income before income taxes and equity in earnings of affiliates					$ 38,594
Capital Expenditures	$ 46,837	$ 24,190	$ 6,206	$ 1,458	$ 78,691
Depreciation and amortization	$ 85,685	$ 24,523	$ 13,619	$ 2,393	$ 126,220

Fiscal Year 2023

	U.S. Secure Services		Electronic Monitoring and Supervision Services		Reentry Services		International Services		Total	
Revenues	$	1,518,292	$	425,879	$	275,102	$	193,894	$	2,413,167
Less:										
Labor and Related Taxes [1]		824,893		96,510		125,626		104,028		1,151,057
Medical Services and Supplies [1]		71,483		—		—		—		71,483
Other Segment Items [2]		351,927		116,466		100,741		78,338		647,472
Operating Income from Segments	$	269,989	$	212,903	$	48,735	$	11,528	$	543,155
Unallocated amounts:										
General and administrative expense										(190,766)
Net interest expense										(210,500)
Loss on extinguishment of debt										(8,532)
Net gain on asset divestitures/impairment										4,691
Income before income taxes and equity in earnings of affiliates									$	138,048
Capital Expenditures	$	48,270	$	17,434	$	4,403	$	2,895	$	73,002
Depreciation and amortization	$	78,917	$	28,053	$	16,588	$	2,226	$	125,784

Fiscal Year 2022

	U.S. Secure Services		Electronic Monitoring and Supervision Services		Reentry Services		International Services		Total	
Revenues	$	1,437,831	$	496,268	$	255,428	$	187,200	$	2,376,727
Less:										
Labor and Related Taxes [1]		755,290		95,157		113,649		89,261		1,053,357
Medical Services and Supplies [1]		67,327		—		—		—		67,327
Other Segment Items [2]		334,396		162,917		98,856		78,957		675,126
Operating Income from Segments	$	280,818	$	238,194	$	42,923	$	18,982	$	580,917
Unallocated amounts:										
General and administrative expense										(196,972)
Net interest expense										(148,562)
Loss on extinguishment of debt										(37,895)
Net gain on asset divestitures/impairment										32,332
Income before income taxes and equity in earnings of affiliates									$	229,820
Capital Expenditures	$	52,613	$	31,354	$	3,181	$	2,878	$	90,026
Depreciation and amortization	$	80,600	$	31,838	$	18,416	$	2,071	$	132,925

[1] The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included in the amounts shown.

[2] Other segment items include:

U.S. Secure Services - depreciation and amortization, food services and supplies, utilities, repairs and maintenance, rent and lease expense and certain other overhead expenses.

Electronic Monitoring and Supervision Services - depreciation and amortization, cost of goods sold, rent and lease expense and certain other overhead expenses.

Reentry Services - depreciation and amortization, medical services and supplies, food services and supplies, rent and lease expense, utilities and certain other overhead expenses.

International Services - medical services and supplies, food services and supplies, utilities, repairs and maintenance and certain other overhead expenses.

Segment Assets

	2024		2023	
	(In thousands)			
Segment assets:				
U.S. Secure Services	$	2,356,105	$	2,390,803
Electronic Monitoring and Supervision Services		504,782		511,984
Reentry Services		465,014		478,124
International Services		71,610		77,005
Total segment assets	$	3,397,511	$	3,457,916

Asset Reconciliation

The following is a reconciliation of the Company's reportable segment assets to the Company's total assets as of December 31, 2024 and 2023, respectively.

	2024		2023	
	(In thousands)			
Reportable segment assets	$	3,397,511	$	3,457,916
Cash		76,896		93,971
Deferred income tax assets		9,522		8,551
Restricted cash and investments, current and non-current		148,151		135,968
Total assets	$	3,632,080	$	3,696,406

Geographic Information

During each of the years ended December 31, 2024, 2023 and 2022, the Company's international operations were conducted through (i) the Company's wholly owned Australian subsidiary, The GEO Group Australia Pty. Ltd., through which the Company has management contracts for three correctional facilities and a contract to provide health services for several public prisons, (ii) the Company's wholly owned subsidiaries, GEO Ravenhall Finance Holdings Pty. Ltd. and GEO Ravenhall Holdings Pty. Ltd. which, together, had a design and construction contract for a facility in Ravenhall, Australia (these subsidiaries were sold in September 2022), and (iii) the Company's wholly-owned subsidiary in South Africa, SACM, through which the Company manages one correctional facility.

Fiscal Year		2024		2023		2022
			(In thousands)			
Revenues:						
U.S. operations	$	2,214,778	$	2,219,400	$	2,189,527
Australia operations		190,872		177,653		168,225
South African operations		18,052		16,114		18,975
Total revenues	$	2,423,702	$	2,413,167	$	2,376,727
Property and Equipment, net:						
U.S. operations	$	1,890,662	$	1,933,460	$	1,991,968
Australia operations		8,944		10,700		9,961
South African operations		84		118		92
Total Property and Equipment, net	$	1,899,690	$	1,944,278	$	2,002,021

Sources of Revenue

The Company derives most of its revenue from the management of secure facilities through public-private partnerships. The Company also derives revenue from the provision of reentry services and electronic monitoring and evidence-based supervision and treatment programs in the United States, and expansion of new and existing secure facilities, processing centers and reentry centers.

Fiscal Year		2024		2023
		(In thousands)		
Revenues:				
Secure Services [1]	$	1,813,310	$	1,712,186
Electronic Monitoring and Supervision Services		332,826		425,879
Reentry Services		277,566		275,102
Total revenues	$	2,423,702	$	2,413,167

[1] Includes international secured services

Equity in Earnings of Affiliates

Equity in earnings of affiliates for 2024, 2023 and 2022 includes the operating results of the Company's joint ventures in SACS and GEOAmey. These joint ventures are accounted for under the equity method and the Company's investments in SACS and GEOAmey are presented as a component of other non-current assets in the accompanying Consolidated Balance Sheets.

The Company has recorded $0.3 million, $1.7 million and $2.5 million in earnings, net of tax impact, for SACS operations during the years ended December 31, 2024, 2023 and 2022, respectively, which are included in equity in earnings of affiliates, net of income tax provision in the accompanying Consolidated Statements of Operations. As of December 31, 2024 and 2023, the Company's investment in SACS was $7.2 million and $9.1 million, respectively. The investment is included in other non-current assets in the accompanying Consolidated Balance Sheets. The Company received dividend distributions of $1.9 million, $2.2 million and $1.9 million, in 2024, 2023 and 2022, respectively, from this unconsolidated joint venture.

The Company has recorded $2.4 million, $2.9 million and $2.2 million in earnings, net of tax impact, for GEOAmey's operations during the years ended December 31, 2024, 2023 and 2022, respectively, which are included in equity in earnings of affiliates, net of income tax provision, in the accompanying Consolidated Statements of Operations. As of December 31, 2024 and 2023, the Company's investment in GEOAmey was $10.3 million and $11.2 million, respectively, and represents its share of cumulative reported earnings. The Company received dividend distributions of $3.2 million, $0.8 million and $2.6 million in 2024, 2023 and 2022, respectively, from this unconsolidated joint venture.

Business Concentration

Except for the major customer noted in the following table, no other single customer made up greater than 10% of the Company's consolidated revenues for the following fiscal years:

Customer	2024	2023	2022
Various agencies of the U.S Federal Government:	62%	63%	64%

Concentration of credit risk related to the major customer above for accounts receivable is as follows:

Customer	2024	2023
Various agencies of the U.S Federal Government:	64%	54%

The concentrations above relate primarily to the Company's U.S. Secure Services and its Electronic Monitoring Supervision segments.

In addition, our ISAP contract accounted for 10%, 14% and 17% of our consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

15. Income Taxes

The United States and foreign components of income before income taxes and equity in earnings in affiliates are as follows:

	2024		2023		2022
			(In thousands)		
Income before income taxes and equity in earnings in affiliates					
United States	$	22,723	$ 125,495	$	205,360
Foreign		15,871	12,553		24,460
Income before income taxes and equity in earnings in affiliates	$	38,594	$ 138,048	$	229,820

The provision for income taxes consists of the following components:

	2024		2023		2022
			(In thousands)		
Federal income taxes (benefit):					
Current	$	(2,253)	$ 23,107	$	25,699
Deferred		3,913	1,256		17,328
		1,660	24,363		43,027
State income taxes (benefit):					
Current		3,952	6,139		10,422
Deferred		(1,406)	766		3,960
		2,546	6,905		14,382
Foreign income taxes (benefit):					
Current		6,165	4,677		39,904
Deferred		(970)	(546)		(34,414)
		5,195	4,131		5,490
Total U.S. and foreign provision for income taxes	$	9,401	$ 35,399	$	62,899

A reconciliation of the statutory U.S. federal tax rate of 21% and the effective income tax rate is as follows:

	2024		2023		2022
			(In thousands)		
Provisions using statutory federal income tax rate	$	8,105	$ 28,990	$	48,262
State income taxes, net of federal tax benefit		2,291	8,221		12,738
Change in valuation allowance		(24)	(3,292)		(242)
Federal tax credits		(1,507)	(1,733)		(1,742)
Effect of tax rate differential in foreign jurisdictions		1,412	1,137		1,932
Tax impact of vested equity compensation		192	2,879		5,839
Asset divestiture		(921)	(1,529)		(5,596)
Interest deduction on equity issued (convertible debt)		(3,503)	—		—
Political contributions		1,090	629		713
Change in cash surrender value - COLI		(1,300)	(1,158)		1,188
Disallowed executive compensation - non-equity		1,174	1,444		711
Other, net		2,392	(189)		(904)
Total provision for income taxes	$	9,401	$ 35,399	$	62,899

The Company's effective tax rate differs from the U.S. statutory rate of 21% primarily due to the net tax benefit of $3.5 million ($42.5 million tax benefit of the tax deduction less $39.0 million tax expense of the related uncertain tax position as further detailed in the unrecognized tax benefits section below) related to the $174.4 million tax deduction for GEO shares issued to holders of our 6.50% Exchangeable Senior Notes due 2026 that participated in private exchange transactions during 2024 as reflected in shareholders' equity, the tax benefit from the release of a valuation allowance of $3.3 million on certain state net operating losses used in 2023, and lower taxes on asset divestitures in 2024, 2023 and 2022 of $0.9 million, $1.5 million and $5.6 million, respectively. Additionally, taxes differ due to state income taxes and foreign income taxes in excess of the US statutory rate in the presented periods. State income taxes, net of federal tax benefits of $2.3 million, $8.2 million, and $12.7 million were incurred in 2024, 2023, and 2022, respectively.

The following table presents the breakdown between non-current net deferred tax assets as classified on the balance sheets as of December 31, 2024 and 2023:

	2024	2023
	(In thousands)	
Deferred tax assets - non-current	$ 9,522	$ 8,551
Deferred tax liabilities - non-current	(78,198)	(77,369)
Total net deferred tax liabilities	$ (68,676)	$ (68,818)

The significant components of the Company's deferred tax assets and liabilities consisted of the following as of December 31, 2024 and 2023:

	2024	2023
	(In thousands)	
Deferred tax assets:		
Net operating losses	$ 18,750	$ 16,492
Accrued liabilities	12,907	20,408
Deferred compensation	17,974	16,812
Accrued compensation	8,595	9,485
Deferred revenue	1,071	1,446
Tax credits	2,264	3,376
Equity awards	3,797	3,537
Operating lease liability	24,809	26,627
Other, net	5,579	884
Valuation allowance	(19,331)	(19,105)
Total deferred tax assets	$ 76,415	$ 79,962
Deferred tax liabilities:		
Depreciation	$ (79,352)	$ (81,949)
Intangible assets	(41,838)	(41,329)
Other, net	(17)	(16)
Lease right-of-use assets	(23,884)	(25,486)
Total deferred tax liabilities	$ (145,091)	$ (148,780)
Total net deferred tax assets (liabilities)	$ (68,676)	$ (68,818)

Deferred income taxes should be reduced by a valuation allowance if it is not more likely than not that some portion or all of the deferred tax assets will be realized. On a periodic basis, management evaluates and determines the amount of the valuation allowance required and adjusts such valuation allowance accordingly. At year end 2024 and 2023, the Company has a valuation allowance of $19.3 million and $19.1 million, respectively related to deferred tax assets for foreign net operating losses and foreign tax credits, state net operating losses and state tax credits. The valuation allowance increased by $0.2 million during the year ended December 31, 2024 related to certain deferred tax assets that were determined to not be more likely than not to be realized.

The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent that such earnings are permanently invested outside the United States. At December 31, 2024, $7.2 million of accumulated undistributed earnings of non-U.S. subsidiaries were permanently invested outside the United States. At the existing U.S. federal income and applicable foreign withholding tax rates, additional taxes (net of foreign tax credits) of $0.4 million, consisting solely of withholding taxes, would have to be provided if such earnings were remitted currently.

At December 31, 2024, the Company had $138.4 million of Federal net operating loss carryforwards and $383.5 million of combined net operating loss carryforwards in various states which will begin to expire in 2025. The Company has recorded a partial valuation allowance against the deferred tax assets related to the state operating losses. Related to the 6.50% Exchangeable Senior Notes exchange transaction, the Company also has uncertain tax positions of $138.4 million and $155.1 million offsetting the above federal and state net operating losses, respectively.

Also, as of the year ended December 31, 2024, the Company had $20.1 million of foreign net operating losses and $0.2 million foreign capital losses which carry forward indefinitely and $0.3 million of state tax credits which will begin to expire in 2025. The Company has recorded a partial valuation allowance against the deferred tax assets related to the foreign operating losses and state tax credits.

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. The exercise of non-qualified stock options and vesting of restricted stock awards which have been granted under the Company's equity award plans give rise to compensation income which is includable in the taxable income of the applicable employees and the majority of which is deductible by the Company for federal and state income tax purposes. In the case of non-qualified stock options, the compensation income results from increases in the fair market value of the Company's common stock subsequent to the date of grant. At December 31, 2024, the deferred tax asset related to unexercised stock options and restricted stock grants for which the Company has recorded a book expense was $3.8 million.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2024	2023	2022
		(In thousands)	
Balance at Beginning of Period	$ 1,538	$ 1,520	$ 1,105
Additions based on tax positions related to the current year	40,707	—	581
Additions for tax positions of prior years	459	75	57
Reductions as a result of a lapse of applicable statutes of limitations	(101)	(57)	(223)
Balance at End of Period	$ 42,603	$ 1,538	$ 1,520

All tax figures in the above reconciliation are reported on a gross basis and do not reflect a federal tax benefit on state income taxes. The Company has accrued $5.3 million of uncertain tax benefits as of December 31, 2024 which is inclusive of the federal tax benefit on state income taxes. This accrual includes $3.5 million related to the tax deduction on shares provided related to the 6.50% Exchangeable Senior Notes exchange transactions. This accrual does not include an uncertain tax position of $35.5 million related to the tax deduction on provided shares, as it has been netted in accordance with ASC 740-10 against the related deferred tax assets for generated federal and state net operating losses. The Company believes that it is reasonably possible that a decrease may be necessary in the unrecognized tax benefits within twelve months of the reporting date of approximately $0.2 million, related to tax exposures, due to a lapse of the statute of limitation. Included in the balance of uncertain tax positions as of December 31, 2024 are $40.8 million of unrecognized tax benefits which, if ultimately recognized, will reduce the Company's annual effective tax rate.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is no longer subject to tax examination of its 2020 U.S. federal return. Additionally, with few exceptions, it is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2020.

The calculation of the Company's provision (benefit) for income taxes requires the use of significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of the Company's provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

During the year ended December 31, 2024, the Company recognized a net increase in interest of $0.1 million related to the unrecognized tax benefits noted in the table above. There was no potential penalty recorded during the years ended December 31, 2024 or 2023. The net decrease in interest during the year ended December 31, 2022 was not significant. During the year ended December 31, 2022, the Company recorded a potential penalty of $0.1 million.

The Company has approximately $0.5 million accrued for the payment of interest and penalties at December 31, 2024. The Company had approximately $0.4 million accrued for the payment of interest and penalties at December 31, 2023. The Company had approximately $0.1 million accrued for the payment of interest and penalties at December 31, 2022. The Company classifies interest and penalties as interest expense and operating expense, respectively.

16.   Commitments, Contingencies and Other Matters

Retirement of Brian Evans as Chief Executive Officer

On December 11, 2024, Brian Evans, the Company's former Chief Executive Officer, provided notice to the Company of his retirement effective December 31, 2024 (the "Separation Date").

Mr. Evans and GEO entered into a Separation Agreement and General Release on December 13, 2024 (the "Separation Agreement"). Pursuant to the terms of the Separation Agreement, Mr. Evans will be entitled to receive the following in addition to accrued wages: (i) the payment of $85,834 per month commencing on the Separation Date and continuing through December 31, 2026; (ii) the payment of his annual performance award for the year ending December 31, 2024, which will be paid in 2025, at the same time and under the same terms as other GEO executives: (iii) the benefits described in Section 5 of his employment agreement for Mr. Evans and his covered dependents for a period of five years after the Separation Date; (iv) all of the Company's interest in any automobile used by Mr. Evans pursuant to the Company's Executive Automobile Policy (the "Executive Automobile Policy") and the Company shall pay the balance of any outstanding loan or lease on such automobile; (v) all outstanding unvested stock options and restricted stock granted to Mr. Evans prior to his retirement will fully vest immediately upon the Separation Date, provided, however that any restricted stock that is still subject to performance-based vesting shall vest when and to the extent the Compensation Committee certifies that the performance goals are actually met; and (vi) the payment of reasonable legal fees and costs incurred by Mr. Evans in connection with the Separation Agreement up to $25,000. The Separation Agreement also contains a mutual release, confidentiality and non-disparagement provisions.

Appointment of J. David Donahue as Chief Executive Officer

J. David Donahue was appointed Chief Executive Officer on December 16, 2024, effective January 1, 2025.

Mr. Donahue joined GEO as the Eastern Region Vice President in 2009 after a career in corrections with the States of Indiana and Kentucky as well as the Federal Bureau of Prisons. Mr. Donahue was promoted to Senior Vice President and President, GEO Corrections and Detention in January 2016 and served in that position until he retired in July 2020. Mr. Donahue served as a consultant to GEO from July 2020 through July 2023.

In connection with his appointment, Mr. Donahue and the Company entered into an Executive Employment Agreement (the "Employment Agreement") on December 16, 2024 to provide that Mr. Donahue will be employed by the Company for a two-year term beginning January 1, 2025 (the "Effective Date"). The term of the Employment Agreement may be extended by mutual agreement of the parties on an annual basis subject to the termination provisions in the Employment Agreement. Pursuant to the terms of the Employment Agreement, Mr. Donahue will serve as Chief Executive Officer and report directly to the Executive Chairman. Either Mr. Donahue or the Company may terminate Mr. Donahue's employment under the Employment Agreement for any reason upon not less than thirty (30) days written notice.

Under the terms of the Employment Agreement, Mr. Donahue will be paid an annual base salary of $1,000,000, subject to the review and potential increase in the sole discretion of the Compensation Committee. Mr. Donahue will also be entitled to receive a target annual performance award of 100% of Mr. Donahue's base salary and be entitled to receive an annual equity incentive award of restricted stock with a grant date fair value equal to at least 100% of Mr. Donahue's base salary that shall vest upon the attainment of certain performance goals in accordance with the terms of the Company's equity compensation plan.

The Employment Agreement provides that upon the separation of employment by Mr. Donahue for good reason, by the Company without cause or upon the death or disability of Mr. Donahue, he will be entitled to receive a separation payment equal to one (1) times the sum of his annual base salary. The Company will also continue to provide Mr. Donahue and any covered dependents with the Executive Benefits as defined in the Employment Agreement for a period of eighteen (18) months after the date of separation. In the event of Mr. Donahue's death within such eighteen (18) month period, the Company will continue to provide the Executive Benefits to Mr. Donahue's covered dependents, and, if applicable to Mr. Donahue's estate. In addition, the Employment Agreement provides that upon such separation, GEO will transfer all of its interest in any automobile used by Mr. Donahue pursuant to the Executive Automobile Policy and pay the balance of any outstanding loans or leases on such automobile so that Mr. Donahue owns the automobile outright. In the event such automobile is leased, GEO will pay the residual cost of the lease. Lastly, all of the outstanding and unvested stock options and restricted stock granted to Mr. Donahue prior to separation will fully vest immediately upon separation; provided, however that any restricted stock that is subject to performance-based vesting shall only vest when and to the extent the Compensation Committee certifies that the performance goals are actually met. Upon a separation of employment by GEO for cause or by Mr. Donahue without good reason, Mr. Donahue will be entitled to only the amount of compensation that is due through the effective date of the separation. Except that if Mr. Donahue's separation from his employment is the result of his retirement in accordance with the Company's then-current Senior Officer Retirement Plan (the "Retirement Plan"), all of the outstanding unvested stock options and restricted stock granted to Mr. Donahue prior to his retirement will fully vest immediately as of the date of his retirement; provided however, that any restricted stock that is still subject to performance-based vesting at the time of his retirement shall only vest when and to the extent the Compensation Committee certifies that the performance goals are actually met, and provided that Mr. Donahue remains in full compliance with the restrictive covenants set forth in the Employment Agreement. The Employment Agreement also provides that termination of the Employment Agreement for any reason shall not affect Mr. Donahue's rights under the then applicable Retirement Plan. Mr. Donahue began receiving the retirement benefits he was eligible for upon his retirement in July 2020 pursuant to the terms of the Retirement Plan. GEO will suspend the payment of retirement benefits while Mr. Donahue is employed as Chief Executive Officer. The Employment Agreement includes a non-competition covenant that runs through the three-year period following the separation of the executive's employment, and confidentiality and work product provisions.

Collective Bargaining Agreements

The Company had approximately 57% of its workforce covered by collective bargaining agreements at December 31, 2024. Collective bargaining agreements with 17% of employees are set to expire in less than one year.

Contract Developments

On February 27, 2025, the Company announced that it has been awarded a 15-year, fixed price contract by ICE to provide support services for the establishment of a federal immigration processing center at its company-owned, 1000-bed Delaney Hall Facility in Newark, New Jersey. GEO's support services include the exclusive use of the Facility by ICE, along with security, maintenance, and food services, as well as access to recreational amenities, medical care, and legal counsel.

In the first weeks of the new Administration, President Trump issued an Executive Order reversing the prior Administration's Executive Order that had directed the U.S. Attorney General to not renew U.S. Department of Justice contracts with privately-operated criminal detention facilities.

In January of 2025, the United States District Court for the Central District of California lifted the long-standing intake restrictions at the Adelanto ICE Processing Center, which dated back to the early days of the COVID pandemic.

During the fourth quarter of 2024, Contracts for the Company's 1,940-bed Adelanto ICE Processing Center; 400-bed Mesa Verde ICE Processing Center; 750-bed Desert View Annex; and 700-bed Golden State Annex were renewed for five-year terms through December of 2029.

Commitments

As of December 31, 2024, the Company had contractually required commitments for a number of projects using existing Company financing facilities. The Company's management estimates that these existing contractually required capital projects will cost approximately $76.3 million, of which $51.8 million was spent through 2024. The Company estimates the remaining capital requirements related to these contractually required capital projects to be approximately $24.5 million. These projects are expected to be completed through 2025.

In addition to these current estimated capital requirements, the Company is currently in the process of bidding on, or evaluating potential bids for the design, construction and management of a number of new projects. In the event that the Company wins bids for these projects and decides to self-finance their construction, its capital requirements could materially increase.

Litigation, Claims and Assessments

Shareholder and Derivative Litigation

On July 7, 2020, a putative shareholder class action lawsuit was filed against the Company and its current and former officers George C. Zoley and Brian R. Evans in the U.S. District Court for the Southern District of Florida. The parties resolved this matter following mediation for a payment to a settlement class of $3 million paid by the Company's insurance carrier. On November 17, 2023, the court entered a Final Judgment and Order of Dismissal with Prejudice approving the settlement.

After the putative shareholder class action lawsuit was filed, three related putative shareholder derivative actions were also filed. These cases generally alleged breaches of fiduciary duties premised on alleged materially false and misleading statements and/or omissions related to pending litigation, as alleged in the shareholder class action. First, on July 1, 2021, a putative shareholder derivative complaint was filed by Anning Fang, a purported stockholder, in Palm Beach County, Florida Circuit Court against the Company, as well as current and former Company directors and officers George C. Zoley, Jose Gordo, Brian R. Evans, Ann M. Schlarb, Richard H. Glanton, Anne N. Foreman, Christopher C. Wheeler, Julie M. Wood, Guido van Hauwermeiren, Scott M. Kernan, and Duane Helkowski (collectively, the "State-Court

Defendants"). Second, on November 12, 2021, a putative shareholder derivative complaint was filed by Rui Zhang, a purported stockholder, in the U.S. District Court for the Southern District of Florida against the Company, the State-Court Defendants, as well as then current and former Company officers David Venturella and J. David Donahue (collectively, the "Derivative Defendants"). Third, on August 24, 2022, a putative stockholder derivative complaint was filed by Gerardo Maldonado Jr., a purported stockholder, in the U.S. District Court for the Southern District of Florida against the Company and the Derivative Defendants.

The state-court *Fang* complaint alleged breach of fiduciary duty and unjust enrichment claims against the State-Court Defendants relating to purported healthcare and quality of care deficiencies, an allegedly inadequate response to the COVID-19 pandemic, alleged forced labor by detainees, and alleged exposure to pending litigation, which purportedly led to damage to GEO. The *Zhang* and *Maldonado* federal-court complaints make similar allegations of breach of fiduciary duty as to the Derivative Defendants, asserted claims for unjust enrichment and waste of corporate assets, and also alleged that the Derivative Defendants violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder and that Mr. Zoley contributed to alleged violations of Sections 10(b) and 21D of the Exchange Act.

Following mediation, the *Zhang* parties reached an agreement to resolve all derivative claims with the Company agreeing to adopt certain corporate governance policies. On September 6, 2024, the *Zhang* court entered an Order Approving Final Settlement and Final Judgment. The approval of the settlement by the Zhang court released all of the claims asserted in the Fang and Maldonado complaints as well. Thus, the Fang parties and the Maldonado parties agreed to dismissals with prejudice of those respective derivative actions. On November 7, 2024, following a Joint Stipulation of Dismissal with Prejudice, the *Fang* court entered a Final Order of Dismissal with Prejudice. Similarly, on November 21, 2024, following a Stipulation and Proposed Order Voluntarily Dismissing Action, the *Maldonado* court entered an Order Closing Case and Dismissing with Prejudice.

Immigration Detainee Litigation

Civil immigration detainees at the Aurora ICE Processing Center filed a class action lawsuit on October 22, 2014, against the Company in the U.S. District Court for the District of Colorado. The complaint alleges that the Company was in violation of the Colorado Minimum Wage Act ("CMWA") and the Federal Trafficking Victims Protection Act ("TVPA"). The complaint also claims that the Company was unjustly enriched based on the level of payment the detainees received for work performed in a Voluntary Work Program ("VWP") the Company is required to implement at the facility under the terms of its contract with the federal government. On July 6, 2015, the court found that detainees were not employees under the CMWA and dismissed this claim. On February 27, 2017, the court granted the plaintiffs' motion for class certification on the TVPA and unjust enrichment claims. The plaintiffs' class seeks actual damages, compensatory damages, exemplary damages, punitive damages, restitution, attorneys' fees and costs, and such other relief as the court may deem proper. On October 18, 2022, the court issued an order granting plaintiffs' motion for summary judgment on the Company's affirmative defenses, denying the Company's motion for summary judgment, motion to dismiss, and motion for decertification of the class, narrowing the class period for plaintiffs' TVPA claims, and otherwise ruling against the Company's motions for relief. All trial dates were stayed by court order pending appeal of certain of GEO's defenses to the Tenth Circuit Court of Appeal. Oral argument before the Tenth Circuit was held on September 18, 2023. On October 22, 2024, the Tenth Circuit Court of Appeals issued an Order finding appellate review of GEO's claim of immunity was premature and, therefore, the Tenth Circuit Court of Appeals was currently without jurisdiction to consider the merits of GEO's claimed immunity. On January 13, 2025, GEO filed a Petition for Writ of Certiorari with the United States Supreme Court seeking review of the Tenth Circuit Court of Appeals' decision. All trial dates remain stayed.

The first of two State of Washington lawsuits, Nwauzor et al. v. GEO Group, was filed on September 26, 2017, by immigration detainees against the Company in the U.S. District Court for the Western District of Washington. The second lawsuit was filed on September 20, 2017, by the State Attorney General against the Company in the Superior Court of the State of Washington for Pierce County, which the Company removed to the U.S. District Court for the Western District of Washington on October 9, 2017. The plaintiffs claimed that State of Washington minimum wage laws should be enforced with respect to detainees who volunteer to participate in a VWP administered by GEO at the Northwest ICE Processing Center (the "Center") as required by the U.S. Department of Homeland Security under the terms of GEO's contract. The Center houses persons in the custody of federal immigration authorities while the federal government is determining their immigration status. In October 2021, an unfavorable jury verdict and court judgment resulting in a combined $23.2 million judgment entered against the Company in the retrial of the two cases, which judgment amounts were subsequently increased by a further award against the Company of attorney's fees, costs, and pre-judgment interest in the amount of $14.4 million. Post-judgment interest is accruing on these judgments in accordance with Washington law. The trial court waived the necessity to post a supersedeas bond for the combined judgments and has stayed enforcement of the verdict and judgments while GEO's appeal to the U.S. Court of Appeals for the Ninth Circuit is pending. Oral argument before the Ninth Circuit was held on October 6, 2022. On March 7, 2023, the Ninth Circuit certified certain state law questions to the Washington Supreme Court. Oral argument before the Washington Supreme Court was held on October 17, 2023. On December 21, 2023, the Washington Supreme Court issued an opinion answering the questions certified by the Ninth Circuit. Under the Ninth Circuit's March 7, 2023 order certifying the above questions to the Washington Supreme Court, the Ninth Circuit resumed control and jurisdiction over the State of Washington lawsuits. On February 21, 2024, the United States Department of Justice filed its Brief for the United States as Amicus Curiae in Support of GEO, arguing that the State of Washington judgments should be reversed because the Supremacy Clause precludes application of the Washington Minimum Wage Statute to work programs for federal detainees. In its Brief, the Department of Justice asserted that application of the Washington law independently contravened intergovernmental immunity because it would make federal detainees subject to provisions that do not apply, and never have applied, to persons in state custody, singling out a contractor with the federal government for obligations Washington does not itself bear. The Department of Justice also contended that the immigration statutory structure approved by Congress does not contemplate a role for states or state law in governing the VWP for federal detainees. On January 16, 2025, the Ninth Circuit Court of Appeals issued an Opinion by a 2-1 vote affirming the lower court's decision. That Opinion includes a 24-page dissenting opinion. On February 6, 2025, GEO timely filed its Petition for Rehearing En Banc. A final mandate has not been issued by the Ninth Circuit and the appeal remains pending until resolution of the Petition for Rehearing. On February 12, 2025, the United States Department of Justice filed a Motion for 30-day extension of time to file an Amicus Brief supporting GEO's Petition for Rehearing En Banc.

In California, a class action lawsuit was filed on December 19, 2017, by immigration detainees against the Company in the U.S. District Court, Eastern Division of the Central District of California. The California lawsuit alleges violations of the state's minimum wage laws, violations of the TVPA and California's equivalent state statute, unjust enrichment, unfair competition and retaliation. The California court has certified a class of individuals who have been civilly detained at the Company's Adelanto Facility from December 19, 2014, until the date of final judgment. On March 31, 2022, the court entered a stay until the Ninth Circuit rules on the State of Washington lawsuits.

Current and former detainees of the Mesa Verde ICE Processing Center and the Golden State Annex ICE Processing Center filed a class action lawsuit on July 13, 2022, against the Company in the U.S. District Court for the Eastern District of California, Fresno Division. The complaint alleges that federal detainees who volunteer to participate in the VWP at GEO's Mesa Verde and Golden State Annex ICE facilities are employees of GEO and entitled to the state's minimum wage. Plaintiffs also make claims for unfair competition, unjust enrichment, human trafficking, forced labor, California's Private Attorneys General Act and retaliation. GEO filed both a motion to stay the action pending the Ninth Circuit's decision in the State of Washington lawsuits and a motion to dismiss the action in its entirety. On July 10, 2023, the court entered a stay until the Ninth Circuit rules on the State of Washington lawsuits. On February 10, 2025, the Court denied plaintiffs' request to lift the stay until the Ninth Circuit rules on GEO's Petition for Rehearing En Banc.

GEO believes it operates the VWP in full compliance with its contract with ICE and all applicable laws, regulations, and standards. GEO strongly disputes the claims made in these lawsuits, and intends to take all necessary steps to vigorously defend itself from these lawsuits. GEO has not recorded any accruals relating to these lawsuits at this time as losses are not considered probable.

Challenges to State Legislation that Conflict with Federal Contracts

On July 13, 2023, the Company filed a lawsuit in the U.S. District Court for the Western District of Washington against the State of Washington for declaratory and injunctive relief challenging the State of Washington's newly enacted law – House Bill 1470. House Bill 1470 purports to empower state agencies with new rule making, inspection, investigation, and testing powers over the Northwest ICE Processing Center. House Bill 1470 also creates a statutory regime of civil penalties applicable to private detention facilities for violations of House Bill 1470 detention standards, and purports to create a private right of action for detainees aggrieved by violations of the statute. On March 8, 2024, the U.S. District Court for the Western District of Washington entered an order preliminarily enjoining the enforcement of House Bill 1470 against GEO as the operator of the Northwest ICE Processing Center. On April 29, 2024, the State of Washington filed a Notice of Appeal of the order preliminarily enjoining the enforcement of House Bill 1470. On February 14, 2025, the U.S. Court of Appeals for the Ninth Circuit heard arguments on the State of Washington's appeal.

On April 15, 2024, the Company filed a lawsuit in the U.S. District Court for the District of New Jersey against the State of New Jersey for declaratory and injunctive relief challenging the State of New Jersey's Assembly Bill 5207 – that purports to prohibit the operation of "private detention facilities" in the state, which would prevent the United States from using privately contracted detention facilities to house detainees in the custody of ICE. On April 25, 2024, the U.S. District Court for the District of New Jersey entered an order preliminarily enjoining the State of New Jersey from enforcing Assembly Bill 5207 against a private detention facility-including any owned by Plaintiff GEO until a further Order of the Court.

On October 22, 2024, the Company filed a lawsuit in the U.S. District Court for the Eastern District of California against the State of California and the Kern County Public Health Department for declaratory and injunctive relief challenging the State of California's newly enacted law – Senate Bill 1132. Senate Bill 1132 purports to empower state agencies with new inspection and investigation powers over GEO's California facilities providing contracted services to ICE. Senate Bill 1132 also purports to impose standards prescribed by the Board of State and Community Corrections on GEO's provision of contracted services to ICE in California. The State of California and Kern County filed a motion to dismiss on December 20, 2024. The U.S. District Court is scheduled to hear arguments on GEO's motion for declaratory and injunctive relief and the defendants' motion to dismiss on March 3, 2025.

Other Litigation

The nature of the Company's business also exposes it to various other legal claims or litigation, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by individuals in its care, medical malpractice claims, claims related to deaths in custody, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, indemnification claims by its customers and other third-parties, contractual claims and claims for personal injury or other damages resulting from contact with the Company's facilities, programs, electronic monitoring products, personnel or detainees, including damages arising from the escape of an individual in its care or from a disturbance or riot at a facility. Legal proceedings with respect to our facilities are unpredictable and, where material, can cause adverse effects, such as prompting modification or even termination of the underlying facility management contracts.

Other Assessment

A New Mexico non-income tax audit completed in 2016 included tax periods for which the state tax authority had previously processed a substantial tax refund. At the completion of the audit fieldwork, the Company received a notice of audit findings disallowing deductions that were previously claimed by the Company that was approved by the state tax authority and served as the basis for the approved refund claim. In early January 2017, the Company received a formal Notice of Assessment of Taxes and Demand for Payment from the taxing authority disallowing the deductions. The Company appealed the administrative ruling. In February 2024, the Company received notice that the New Mexico Court of Appeals had ruled against its appeal. The Company appealed this ruling to the New Mexico Supreme Court by timely filing a Petition for Writ of Certiorari on April 19, 2024. On July 8, 2024, the New Mexico Supreme Court denied the Company's Petition for Writ of Certiorari. The Company had established an estimated liability (inclusive of both the audit period and the post-audit period) based on its estimate of the most probable loss based on the facts and circumstances known and the advice of outside counsel in connection with this matter. In July 2024, the Company made a payment of approximately $18.9 million towards the estimated liability related to the assessment for the audited period. Following the submission of an application in September 2024, the Company was accepted to participate in the State's managed audit program and entered into a Managed Audit Agreement (the "Agreement") with the New Mexico Taxation and Revenue Department for the post-audit period. The Agreement provides for a waiver of penalties and interest and as such, the Company recorded a favorable adjustment for penalties and interest related to the post-audit period of approximately $6.3 million in the third quarter of 2024. The managed audit is ongoing at this time.

Accruals for Legal Proceedings

The Company establishes accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the results of these claims or proceedings cannot be predicted with certainty, and an unfavorable resolution of one or more of these claims or proceedings could have a material adverse effect on the Company's financial condition, results of operations or cash flows, including the modification or loss of one or more facility management contracts, or could result in a material impairment of the Company's assets. The Company's accruals for loss contingencies are reviewed quarterly and adjusted as additional information becomes available. The Company generally does not accrue for anticipated legal fees and costs but expenses those items as incurred.

17.   Subsequent Events

Executive Officer Developments

On February 24, 2025, Dr. George Zoley, the Company's Founder and Executive Chairman of the Company, and the Board discussed their mutual desire for Dr. Zoley to continue to serve as Executive Chairman beyond the original term that concludes on June 30, 2026 on terms to be mutually agreed upon. Although Dr. Zoley and the Company had previously contemplated Dr. Zoley concluding his term as Executive Chairman on June 30, 2026 and continuing to serve as an Advisor and as Non-Executive Chairman, the Board and Dr. Zoley believe it would be in the bests interests of the Company for Dr. Zoley to continue in the role of Executive Chairman given the large volume of new federal contract opportunities.

Also on February 24, 2025, Mr. Wayne Calabrese, President and Chief Operating Officer of GEO informed the Company that he will be retiring from his executive officer roles effective March 31, 2025 (the "Effective Date"). The Company and Mr. Calabrese intend to enter into a consulting agreement pursuant to which Mr. Calabrese will serve as a consultant to GEO following his retirement.

Board Developments

On February 25, 2025, Terry Mayotte resigned for personal reasons from the Board and all Board committee positions of the Company effective immediately following the Company's 2025 Annual Meeting of Shareholders. Mr. Mayotte's decision to resign from the Board did not involve any disagreement with GEO, management, or the Board.

On February 25, 2025, the Board approved a decrease to the number of directors which constitute the whole Board from nine directors to seven directors, effective as of the date of the Company's 2025 Annual Meeting of Shareholders. The effect of the approval is an amendment to Article V, Section 1 of the Company's Third Amended and Restated Bylaws.

Executive Officer Compensation Developments

On February 24, 2025, the Compensation Committee of the Board unanimously approved the grant of a one-time special recognition stock award to Dr. Zoley, in the amount of 207,862 shares of restricted stock, to be granted on March 3, 2025 (the "Grant Date"), which will vest on the one-year anniversary of the Grant Date.

On February 24, 2025, the Compensation Committee approved and recommended to the Board that it approve certain modifications to GEO's long-term equity incentive plan for senior management (the "LTIP") administered under the Second Amended and Restated 2018 Stock Incentive Plan. The Board approved the modifications to the LTIP on February 25, 2025. GEO's prior awards under the LTIP consisted 100% of performance-based restricted stock using two vesting metrics to calculate the performance stock award payouts: (1) TSR and (2) ROCE. Under the amended LTIP, stock awards to senior management beginning in 2025 will consist of an award where 50% of the stock award is time-based restricted stock vesting over three years and 50% of the stock award will consist of a performance-based award of restricted stock using the performance metrics of TSR and ROCE to calculate payouts (50% of the performance-based component will use TSR and 50% of the performance-based component will use ROCE). The maximum payout of stock under the performance-based component of the award will be capped at 180%, down from 200%.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act), as of the end of the period covered by this report. On the basis of this review, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed in our reports filed with the Securities and Exchange Commission, or the SEC, under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that the information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

It should be noted that the effectiveness of our system of disclosure controls and procedures is subject to certain limitations inherent in any system of disclosure controls and procedures, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Accordingly, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. As a result, by its nature, our system of disclosure controls and procedures can provide only reasonable assurance regarding management's control objectives.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

See "Item 8. — Financial Statements and Supplementary Data — Management's Annual Report on Internal Control Over Financial Reporting" for management's report on the effectiveness of our internal control over financial reporting as of December 31, 2024.

(b) Attestation Report of the Registered Public Accounting Firm

See "Item 8. — Financial Statements and Supplementary Data — Report of Independent Registered Public Accounting Firm" for the report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2024.

(c) Changes in Internal Control over Financial Reporting

Our management is responsible for reporting any changes in our internal control over financial reporting (as such terms are defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management believes that there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Executive Officer Developments

On February 24, 2025, Dr. George Zoley, the Company's Founder and Executive Chairman of The GEO Group, Inc. ("GEO" or the "Company"), and the Board of Directors (the "Board") discussed their mutual desire for Dr. Zoley to continue to serve as Executive Chairman beyond the original term that concludes on June 30, 2026 on terms to be mutually agreed upon. Although Dr. Zoley and the Company had previously contemplated Dr. Zoley concluding his term as Executive Chairman on June 30, 2026 and continuing to serve as an Advisor and as Non-Executive Chairman, the Board and Dr. Zoley believe it would be in the bests interests of the Company for Dr. Zoley to continue in the role of Executive Chairman in light of the unprecedented business opportunities that GEO is experiencing, and how Dr. Zoley's institutional knowledge regarding GEO and the industry as whole, as well as his experience with business development and customer relationships can greatly assist and guide GEO during this time period.

Also on February 24, 2025, Mr. Wayne Calabrese, President and Chief Operating Officer of GEO informed the Company that he will be retiring from his executive officer roles effective March 31, 2025 (the "Effective Date"). The Company and Mr. Calabrese intend to enter into a consulting agreement pursuant to which Mr. Calabrese will serve as a consultant to GEO following his retirement. Mr. Calabrese joined GEO originally in 1989, retiring as its President and Chief Operating Officer at the end of 2010. Following his service as a Company advisor, Mr. Calabrese rejoined the Company on a full-time basis in 2021 as GEO's Senior Vice President of Legal Services. From December 2022 through December 2023, Mr. Calabrese served as GEO's Senior Vice President and Chief Operating Officer, and in January 2024, Mr. Calabrese was appointed to his current position as President and Chief Operating Officer of the Company. GEO thanks Mr. Calabrese for his years of dedicated service and looks forward to his continued contributions to GEO.

Board Developments

On February 25, 2025, Terry Mayotte resigned for personal reasons from the Board and all Board committee positions of the Company effective immediately following the Company's 2025 Annual Meeting of Shareholders. Mr. Mayotte's decision to resign from the Board did not involve any disagreement with GEO, management, or the Board. GEO and the Board thank Mr. Mayotte for his dedicated service to the Board and the various Board committees he served on.

On February 25, 2025, the Board approved a decrease to the number of directors which constitute the whole Board from nine directors to seven directors, effective as of the date of the Company's 2025 Annual Meeting of Shareholders. The effect of the approval is an amendment to Article V, Section 1 of the Company's Third Amended and Restated Bylaws.

Executive Officer Compensation Developments

On February 24, 2025, the Compensation Committee of the Board unanimously approved the grant of a one-time special recognition stock award to Dr. Zoley, in the amount of 207,862 shares of restricted stock, to be granted on March 3, 2025 (the "Grant Date"), which will vest on the one-year anniversary of the Grant Date. The Compensation Committee approved this special recognition stock award in light of: (1) the exceptional recent Company performance, both operational and on the basis of Total Shareholder Return, (2) Dr. Zoley's operational and leadership responsibilities that have expanded beyond his expected duties in the Executive Chairman role over the past 3-years due to turnover of multiple CEO's and (3) his leadership in the areas of business development and customer relationships and the achievements obtained in these areas reflecting his status as a founder of the industry with deep networks developed over time across the government and with other key customers. In approving this special recognition stock award, the Compensation Committee took into account the 92,138 shares of restricted stock that had been granted to Dr. Zoley in 2024.

On February 24, 2025, the Compensation Committee approved and recommended to the Board that it approve certain modifications to GEO's long-term equity incentive plan for senior management (the "LTIP") administered under the Second Amended and Restated 2018 Stock Incentive Plan. The Board approved the modifications to the LTIP on February 25, 2025. GEO's prior awards under the LTIP consisted 100% of performance-based restricted stock using two vesting metrics to calculate the performance stock award payouts: (1) Total Shareholder Return ("TSR") and (2) Return on Capital Employed ("ROCE"). Under the amended LTIP, stock awards to senior management beginning in 2025 will consist of an award where 50% of the stock award is time-based restricted stock vesting over three years and 50% of the stock award will consist of a performance-based award of restricted stock using the performance metrics of TSR and ROCE to calculate payouts (50% of the performance-based component will use TSR and 50% of the performance-based component will use ROCE). The maximum payout of stock under the performance-based component of the award will be capped at 180%, down from 200%.

Rule 10b5-1 Trading Arrangements

Shayn P. March, Executive Vice President, Finance and Treasurer, entered into a 10b5-1 trading plan on November 21, 2024 (the "Trading Plan"). The Trading Plan provides for the potential sale of up to 57,000 shares of GEO common stock and will be in effect until the earlier of (i) November 14, 2025 and (ii) the date on which all of the shares have been sold. The Trading Plan was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, and GEO's policies regarding transactions in GEO securities.

Other than as disclosed above, no other director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K) during the fiscal quarter ended December 31, 2024.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

We have adopted a code of business conduct and ethics applicable to all of our directors, officers, employees, agents and representatives, including our consultants. The code strives to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate, timely and transparent disclosure, compliance with the applicable government and self-regulatory organization laws, rules and regulations, prompt internal reporting of violations of the code, and accountability for compliance with the code. In addition, we have adopted a code of ethics for the CEO, our senior financial officers and all other employees. The codes can be found on our website at http://www.geogroup.com by clicking on the link "About Us" on our homepage and then clicking on the link "Corporate Governance." In addition, the codes are available in print to any shareholder who request them by contacting our Vice President of Corporate Relations at 561-999-7306. In the event that we amend or waive any of the provisions of the code of business conduct and ethics and the code of ethics for the CEO, our senior financial officers and employees that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our Investor Relations website. The other information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2025 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the year covered by this report.

We have insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards of the New York Stock Exchange. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

ITEM 11. *Executive Compensation*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2025 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2025 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2025 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 14. *Principal Accountant Fees and Services*

The information required by this item will be contained in, and is incorporated by reference from, the proxy statement for our 2025 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

Item 15. *Exhibit and Financial Statement Schedules*

(a)(1) *Financial Statements.*

The consolidated financial statements of GEO are filed under Item 8 of Part II of this report.

(2) *Financial Statement Schedule.*

Schedule II — Valuation and Qualifying Accounts — Page 148

All other schedules specified in the accounting regulations of the Securities and Exchange Commission have been omitted because they are either inapplicable or not required.

(3) *Exhibits Required by Item 601 of Regulation S-K. The following exhibits are filed as part of this Annual Report:*

Exhibit Number	Description	
1.1	Form of Equity Distribution Agreement, dated December 28, 2023, by and among The GEO Group, Inc. and each of Cantor Fitzgerald & Co., Compass Point Research & Trading, LLC, Imperial Capital, LLC, JonesTrading Institutional Services LLC, Noble Capital Markets, Inc., Northland Securities, Inc., StoneX Financial Inc., Virtu Americas LLC, and Wedbush Securities Inc.	https://www.sec.gov/Archives/edgar/data/923796/000119312523305223/d669399dex11.htm
3.1	Articles of Merger, effective as of June 27, 2014 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on June 30, 2014).	https://www.sec.gov/Archives/edgar/data/923796/000119312514254491/d750635dex32.htm
3.2	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on May 9, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524135357/d784973dex31.htm
3.3	Third Amended and Restated Bylaws of The GEO Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 21, 2021).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521195250/d192125dex31.htm
3.4	Amendment to Third Amended and Restated Bylaws, effective January 21, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on January 27, 2022).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312522019826/d305099dex31.htm
3.5	Amendment to Third Amended and Restated Bylaws, effective	https://www.sec.gov/Archives/edgar/data/0000923796/000119312522045923/d106900dex31.htm

	February 14, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 18, 2022).	
3.6	Amendment to Third Amended and Restated Bylaws, effective December 27, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on December 28, 2022).	https://www.sec.gov/Archives/edgar/data/923796/000119312522313783/d398856dex31.htm
3.7	Amendment to Third Amended and Restated Bylaws, effective February 9, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on February 15, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524037639/d763000dex31.htm
3.8	Amendment to Third Amended and Restated Bylaws, effective June 12, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 18, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524163412/d855800dex31.htm
4.1	Indenture, dated as of February 24, 2021, by and among GEO Corrections Holdings, Inc., as issuer, The GEO Group, Inc. and the other guarantors named therein, as guarantors, and the Trustee (portions of this exhibit have been omitted) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on March 2, 2021).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521065641/d85561dex41.htm
4.2	Form of 6.50% Exchangeable Senior Notes due 2026 (included in Exhibit 4.9).	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521065641/d85561dex41.htm
4.3	Indenture, dated as of April 18, 2024, by and among The GEO Group, Inc., the Initial Guarantors and Ankura Trust Company, LLC as trustee and collateral agent, relating to the 8.625% Senior Secured Notes due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on April 24, 2024).**	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex41.htm
4.4	Form of Secured Note (included in Exhibit 4.3).	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex41.htm

4.5	Indenture, dated as of April 18, 2024, by and among The GEO Group, Inc., the Initial Guarantors and Ankura Trust Company, LLC, as trustee, relating to the 10.250% Senior Notes due 2031 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on April 24, 2024).**	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex43.htm
4.6	Form of Unsecured Note (included in Exhibit 4.5).	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex43.htm
4.7	Description of Registrant's Securities (incorporated by reference to exhibit 4.14 to the Company's Annual Report on Form 10-K filed on February 27, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000095017023004713/geo-ex4_14.htm
4.8	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form S-3ASR, filed on October 30, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000119312523266272/d531971dex41.htm
4.9	Form of Indenture for Subordinated Debt Securities (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-3ASR, filed on October 30, 2023).	https://www.sec.gov/Archives/edgar/data/923796/000119312523266272/d531971dex42.htm
10.1	Form of Indemnification Agreement between the Company and its Officers and Directors (incorporated herein by reference to Exhibit 10.3 to the Company's registration statement on Form S-1, filed on May 24, 1994) (P)	
10.2	The GEO Group, Inc. Senior Management Performance Award Plan, as Amended and Restated (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed on February 26, 2019) †	https://www.sec.gov/Archives/edgar/data/923796/000119312519050054/d663410dex103.htm
10.3	Amendment to The GEO Group, Inc. Senior Management Performance Award Plan (incorporated by reference to exhibit 10.3 to the Company's Annual Report on Form 10-K filed on February 27, 2023). †	https://www.sec.gov/Archives/edgar/data/923796/000095017023004713/geo-ex10_3.htm
10.4	Amended and Restated The GEO Group, Inc. Senior Officer Retirement Plan, effective December 31, 2008 (incorporated	https://www.sec.gov/Archives/edgar/data/923796/000095014409000110/g17230exv10w8.htm

	by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K January 7, 2009) †	
10.5	Amended and Restated The GEO Group, Inc. Executive Retirement Plan (effective January 1, 2008) (incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1036.htm
10.6	Amendment to The GEO Group, Inc. Executive Retirement Plan (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1037.htm
10.7	The GEO Group, Inc. Deferred Compensation Plan (as amended and restated effective January 1, 2008) (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1038.htm
10.8	Amendment to The GEO Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312512090269/d259590dex1039.htm
10.9	Amendment to The GEO Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K, filed on March 1, 2012) †	https://www.sec.gov/Archives/edgar/data/923796/000119312512090269/d259590dex1040.htm
10.10	The GEO Group, Inc. Second Amended and Restated 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 9, 2024) †	https://www.sec.gov/Archives/edgar/data/923796/000119312524135357/d784973dex101.htm
10.11	The GEO Group, Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on May 4, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521150222/d178751dex102.htm
10.12	Separation and General Release Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex101.htm

	(incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	
10.13	Executive Chairman Employment Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex102.htm
10.14	Amended and Restated Executive Retirement Agreement, dated as of May 27, 2021, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on June 1, 2021). †	https://www.sec.gov/Archives/edgar/data/0000923796/000119312521177770/d318382dex103.htm
10.15	Separation and General Release Agreement, entered into on November 29, 2023, between The GEO Group, Inc. and Jose Gordo (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 5, 2023).†	https://www.sec.gov/Archives/edgar/data/923796/000119312523289201/d628144dex101.htm
10.16	Advisory Services Agreement, effective as of January 1, 2024, between The GEO Group, Inc. and Jose Gordo (incorporated by reference t Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 5, 2023). †	https://www.sec.gov/Archives/edgar/data/923796/000119312523289201/d628144dex102.htm
10.17	Executive Employment Agreement, effective as of January 1, 2024, between The GEO Group, Inc. and Brian Evans (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 5, 2023). †	https://www.sec.gov/Archives/edgar/data/923796/000119312523289201/d628144dex103.htm
10.18	Executive Employment Agreement, dated as of June 22, 2021, between The GEO Group, Inc. and Shayn March (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 5, 2023). †	https://www.sec.gov/Archives/edgar/data/923796/000119312523289201/d628144dex104.htm
10.19	Executive Employment Agreement, effective as of January	https://www.sec.gov/Archives/edgar/data/923796/000119312523289201/d628144dex105.htm

	1, 2024, between The GEO Group, Inc. and Wayne Calabrese (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 5, 2023). †	
10.20	Credit Agreement, dated as of April 18, 2024, by and among The GEO Group, Inc. and GEO Corrections Holdings, Inc, as borrowers, Citizens Bank, N.A. as Administrative Agent, and the lenders referred to therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on April 24, 2024).**	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex103.htm
10.21	First Lien Intercreditor Agreement, dated as of April 18, 2024, by and among The GEO Group, Inc., GEO Corrections Holdings, Inc., the Guarantors, Citizens Bank, N.A., as Credit Agreement Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Ankura Trust Company, LLC, as Initial Additional Collateral Agent and Initial Additional Authorized Representative, and each additional authorized representative from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 24, 2024).	https://www.sec.gov/Archives/edgar/data/923796/000119312524110253/d764760dex101.htm
10.22	Executive Employment Agreement, effective as of July 8, 2024, between The GEO Group, Inc. and Mark J. Suchinski (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 10, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000119312524158342/d800341dex101.htm
10.23	Separation and General Release Agreement, entered into on December 3, 2024, between The GEO Group, Inc. and James H. Black.* †	
10.24	Consultant Agreement, effective January 1, 2025, between The GEO Group, Inc. and James H. Black.* †	

10.25	Separation Agreement and General Release, entered into on December 13, 2024, between The GEO Group, Inc. and Brian Evans (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 16, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000119312524279667/d847086dex101.htm
10.26	Executive Employment Agreement, entered into on December 16, 2024, between The GEO Group, Inc. and J. David Donahue (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 16, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000119312524279667/d847086dex102.htm
19.1	Insider Trading Policy*	
21.1	Subsidiaries of the Company*	
22.1	List of Guarantor Subsidiaries *	
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm*	
31.1	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*	
31.2	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*	
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*	
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*	
97.1	The GEO Group, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on February 29, 2024). †	https://www.sec.gov/Archives/edgar/data/923796/000095017024023181/geo-ex97_1.htm
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (Extensible Business Reporting	

	Language) includes: (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Stockholders' Equity, and (vi) the Notes to the Consolidated Financial Statements. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document. *
104	Cover Page Interactive Data Title - the cover page XBRL tags are embedded within the Inline XBRL document. *

* Filed herewith.

** Certain portions of these Exhibits have been omitted in accordance with Regulation S-K Item 601 because they are both (i) not material to investors and (ii) the type of information that the Registrant customarily and actually treats as private or confidential and have been marked with ''[***]'' to indicate where omissions have been made. The Registrant agrees to furnish supplementally an unredacted copy of the Exhibit to the SEC upon its request.

† Management contract or compensatory plan, contract or agreement as defined in Item 402 (a)(3) of Regulation S-K.

(P) Paper filing

Item 16.   *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GEO GROUP, INC.

/s/   Mark J. Suchinski
Mark J. Suchinski
Chief Financial Officer

Date: February 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George C. Zoley George C. Zoley	Executive Chairman	February 28, 2025
/s/ J. David Donahue J. David Donahue	Chief Executive Officer and Director (principal executive officer)	February 28, 2025
/s/ Mark J. Suchinski Mark J. Suchinski	Chief Financial Officer (principal financial officer)	February 28, 2025
/s/ Ronald A. Brack Ronald A. Brack	Executive Vice President, Chief Accounting Officer and Controller (principal accounting officer)	February 28, 2025
/s/ Terry Mayotte Terry Mayotte	Director	February 28, 2025
/s/ Julie M. Wood Julie M. Wood	Director	February 28, 2025
/s/ Lindsay L. Koren Lindsay L. Koren	Director	February 28, 2025
/s/ Jack Brewer Jack Brewer	Lead Independent Director	February 28, 2025
/s/ Dr. Thomas Bartzokis Dr. Thomas Bartzokis	Director	February 28, 2025
/s/ Donna Arduin Kauranen Donna Arduin Kauranen	Director	February 28, 2025
/s/ Scott M. Kernan Scott M. Kernan	Director	February 28, 2025

THE GEO GROUP, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2024, 2023 and 2022

Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts (In thousands)	Deductions, Actual Charge-Offs	Balance at End of Period
YEAR ENDED DECEMBER 31, 2024:					
Allowance for credit losses	$ 606	$ 133	$ —	$ (54)	$ 685
YEAR ENDED DECEMBER 31, 2023:					
Allowance for credit losses	$ 809	$ 397	$ —	$ (600)	$ 606
YEAR ENDED DECEMBER 31, 2022:					
Allowance for credit losses	$ 1,155	$ 189	$ 14	$ (549)	$ 809

Shareholder Information

REGIONAL OFFICES

Eastern Region, USA
Joe Moorhead, Regional Vice President

Central Region, USA
Frank Lara, Regional Vice President

Western Region, USA
James Janecka, Regional Vice President

INTERNATIONAL OFFICES

GEOAmey, UK
David Jones, Managing Director

The GEO Group Australia Pty Ltd.
Frank Thorn, Managing Director

South African Custodial Management
Lazarus Bahula, Managing Director

EXECUTIVE VICE PRESIDENTS

Daniel Bible
Executive Vice President, Secure Services

Ronald A. Brack
Executive Vice President, Chief Accounting Officer and Controller

James Bryan
Executive Vice President, Corporate Counsel

Kenny Cauley
Executive Vice President, Security, Secure Services

John E. Christakis
Chief Medical Officer

Beth A. Crews
Executive Vice President, Corporate Counsel and Assistant Secretary

Daniel Friend
Executive Vice President, Finance and Pricing, BI Incorporated

Fred M. Hamdun
Executive Vice President, Community Solutions

Jennifer L. Houston
Executive Vice President, Client Relations

Dennis Jesielowski
Chief Technology Officer, BI Incorporated

Alex Londono
Executive Vice President, Office of Professional Responsibility

Marcel Maier
Executive Vice President, Tax

Amber D. Martin
Executive Vice President, Contract Administration

Shayn March
Executive Vice President, Finance and Treasurer

David O. Meehan
Executive Vice President, Partnership Development, GEO Care

Pablo E. Paez
Executive Vice President, Corporate Relations

Jose Rosario
Executive Vice President, Chief Information Officer, and Chief Information Security Officer

Scott Schipma
Executive Vice President, Deputy General Counsel

John Sheehan
Executive Vice President, Operations, Secure Services

Larry J. Sherman
Executive Vice President, Finance and Pricing, GEO Care

Kyle P. Schiller
Executive Vice President, Administration, Secure Services and International Services

Derrick D. Schofield
Executive Vice President, Continuum of Care and Reentry Services

Ed A. Stubbs
Excecutive Vice President, Transportation

John Tyrrell
Executive Vice President, Pricing

Isabel Yang
Executive Vice President, BI Incorporated

VICE PRESIDENTS

Steve Alberston
Vice President, Financial Planning, BI Incorporated

Thomas Arntz
Vice President, Human Resources

Emanuel Barr
Vice President, Community and Government Relations

Paul Beckford
Vice President, Software and IT Security, BI Incorporated

David S. Burch
Divisional Vice President, Continuum of Care and In-Prison Treatment Services

Juan D. Castillo
Vice President, Health Services

Pravin Chaubey
Vice President, Hardware and Engineering, BI Incorporated

Henry T. Conforti
Vice President, Monitoring Operations, BI Incorporated

Philip Dugger
Vice President, Risk Management

Jessica Dumars
Vice President, Proposals

Evencio Fernandez
Vice President, Software Engineering

Lisa Gaisford
Vice President, Client Relations

Angela Geisinger
Vice President, Programs, Continuum of Care

Timothy Gibson
Vice President, Design, Secure Services and ISAP

Andrew H. Grossman
Vice President, Contract Administration

Nelson Hackmaster
Vice President, Staff Development and Emergency Operations

Johanny Handel
Vice President, Compensation and Benefits, Human Resources

Gregor H. Heinrich
Vice President, Construction and Maintenance, Eastern Region

Eugene Herrmann
Vice President, Behavioral Health Services

James Hill
Vice President, Finance, Secure Services

Richard Hoar
Vice President, Federal Government Affairs

Monica L. Hook
Vice President, Communications, GEO Care

Keith Kluttz
Vice President, Office of Professional Responsibility

Aaron Knight
Vice President, Intelligence, Analytics and Reporting

Latoya Lane
Vice President, Community Care

Enrique Lucero
Vice President, Program Evaluation and Development, Community Solutions

Trina Maso De Moya
Vice President, Fidelity, Quality, and Security Operations, GEO Care

Jeffrey McGee
Vice President, ISAP Services, Community Solutions

Eben Morales
Vice President, Operations, Transportation

Robert M. Murnock
Vice President, Business Development, BI Incorporated

Ron Murtha
Vice President, Construction and Maintenance, Western Region

Ashley Neill
Vice President, Transportation

Christopher Osman
Vice President, Internal Audit

Daniel Rebeor
Vice President, Real Estate

Ryan Seuradge
Vice President, Contract Compliance

Selwyn Shakir
Vice President, Design, Continuum of Care and ISAP

Anthony Shelton
Vice President, Corporate Counsel, BI Incorporated

Jon Swatsburg
Vice President, National Partnership Development

John D. Thurston
Vice President, Non-Residential Reentry Services, GEO Care

Doug Wells
Vice President, Construction and Maintenance, Central Region

Spencer Winepol
Vice President, General Liability, Legal Services

Joe Williams
Vice President, Residential Reentry Services, GEO Care

Jason Wright
Vice President, Health Services

CORPORATE & SHAREHOLDER INFORMATION

Corporate and shareholder information, as well as a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting Christopher Ferreira, Director, Corporate Relations at The GEO Group, Inc., 4955 Technology Way, Boca Raton, Florida 33431 or by visiting the Company's website at **www.geogroup.com.**

Annual Report Design
Audra E. Birt, Graphic Designer, Corporate Relations

Chief Compliance Officer
Nicole Mannarino, Controller, Financial Reporting

Auditors
Grant Thornton, LLP
801 Brickell Avenue, Suite 2450, Miami, FL 33131

Corporate Counsel
Akerman Miami Office
Three Brickell City Centre, 98 Southeast Seventh Street, Suite 1100, Miami, FL 33131

Transfer Agent and Registrar
Computershare
300 Galleria Parkway, Suite 1020 Atlanta, GA 30339

Phone: 866-210-7619 www.computershare.com/investor

Officer Certification: The certifications of The GEO Group, Inc.'s Chief Executive Officer and Chief Financial Officer, required under the Sarbanes-Oxley Act of 2002, have been filed as exhibits to The GEO Group, Inc.'s Annual Report on Form 10-K. In 2024, The GEO Group, Inc.'s Chief Executive Officer submitted the annual certification to the New York Stock Exchange regarding The GEO Group, Inc.'s compliance with the New York Stock Exchange corporate governance listing standards.

Forward-Looking Statements — Safe Harbor
This Annual Report contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward-looking" statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" or "continue" or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or "cautionary statements," include, but are not limited to those factors contained in our filings with the SEC, including, but not limited to, those detailed in the Annual Report on Form 10-K for the year ended December 31, 2024, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

© *The GEO Group, Inc. 2024*



The GEO Group, Inc.®

WORLD HEADQUARTERS
4955 Technology Way
Boca Raton, Florida 33431 USA
561.893.0101 866.301.4436
www.geogroup.com